Filed pursuant to Rule 424(b)(4)
Registration No. 333-232536

PROSPECTUS

UP TO 100,000,000 SHARES

Ipsidy Inc.

Common Stock

We are offering up to  100,000,000 shares of our common stock, par value $0.0001 per share, at a price of $0.15 per share, for aggregate gross proceeds of up to $15,000,000 (the “Maximum Offering”), before deduction of offering expenses. There is no minimum number of shares required to be sold to close this offering and, as a result, the actual public offering amount is not presently determinable and may be substantially less than the Maximum Offering. The minimum investment amount for a single investor is $10,000. Subscriptions for less than the minimum investment will be rejected. The proceeds received in this offering will not be placed in escrow and are not subject to refund.

The offering is a direct public offering conducted on a self-underwritten, “best-efforts” basis, which means that we will not use the services of an underwriter and our officers and directors will attempt to sell the shares directly to investors. Our officers and directors will not receive commissions or any other remuneration from any such sales.

The shares will be offered for sale for a period of up to one year from the date the registration statement of which this prospectus is a part becomes effective, unless extended by our board of directors for a period or periods of up to an aggregate of an additional 180 days. The offering will terminate on the earliest of (i) when the offering period ends (one year from the date of this prospectus, unless extended by our board of directors as described in the preceding sentence), (ii) the date when the sale of all 100,000,000 of the shares offered hereby is completed and (iii) when our board of directors decides that it is in the best interests of the Company to terminate the offering. The offering price for the common stock will remain fixed for the duration of the offering.

Our common stock is quoted on the OTCQX marketplace, an interdealer quotation system, under the symbol “IDTY”. The last reported bid price of our common stock on July 30, 2019 was $0.0825 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 5, 2019.

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ABOUT THIS PROSPECTUS

We have filed a registration statement on Form S-1 with the SEC under the Securities Act of 1933, as amended, or the Securities Act, covering the securities offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information that you can find in that registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed as part of the registration statement.

You should rely only on the information contained in this prospectus and the registration statement to which this prospectus constitutes a part, as well as any documents that we have incorporated into this prospectus or the registration statement by reference, or in any free writing prospectus prepared by us or on our behalf. To the extent there is a conflict between the information contained in this prospectus or the registration statement and the information contained in any document incorporated by reference herein or therein filed prior to the date of this prospectus, you should rely on the information in this prospectus and the registration statement; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference herein or in the registration statement—the statement in the document having the later date modifies or supersedes the earlier statement.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein or in the registration statement were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

We have not authorized any other person to provide you with information different from that contained or incorporated by reference in this prospectus, the registration statement and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus and the registration statement, or incorporated by reference herein or therein, is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. The information in any free writing prospectus that we may provide to you in connection with the offering is accurate only as of the date of such free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

It is important for you to read and consider all information contained in this prospectus and the registration statement, including the documents incorporated by reference herein and therein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you in the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in this prospectus.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of our securities in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

ii

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

iii

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Ipsidy,” or the “Company” refer to Ipsidy Inc together with its subsidiaries.

Overview

Ipsidy Inc. (formerly known as ID Global Solutions Corporation) (together with its subsidiaries, the “Company”, “we” or “our”) operates an Identity as a Service (IDaaS) platform that delivers a suite of secure, mobile, biometric identity solutions, available to any vertical, anywhere. In a world that is increasingly digital and mobile, our mission is to help our customers know with biometric certainty the identity of the people with whom they are engaging. We provide solutions to everyday problems: Who is applying for a loan? Who is accessing the computer system? Who is at the door?

Ipsidy provides secure, biometric identification, identity verification and electronic transaction authentication and processing services. We have developed an identity transaction platform for our customers, be they businesses, residences, governments, or other organizations, to enable their users to more easily verify and authenticate their identity through a mobile phone or portable device of their choosing (as opposed to dedicated hardware). Our system enables participants to complete transactions with a digitally signed authentication response, including the underlying transaction data. In this way our systems can provide pre-transaction authentication of identity as well as embed each user’s identity attributes, within every electronic transaction message processed through our platform, or other electronic systems.

We believe that it is essential that businesses and consumers know who is on the other side of an electronic transaction and have an audit trail, proving that the identity of the other party was duly authenticated. Our solutions are intended to provide our customers with the next level of transaction security, control and certainty. Our platform uses biometric and multi-factor identity solutions, which are intended to support a wide variety of electronic transactions. We define “electronic transactions” in the broadest sense to include not only financial transactions (i.e. exchanges of value in all of their forms), and legal transactions (e.g. approving the release of personal or other confidential data), but also access control to physical environments (e.g. entrances to offices, public buildings, data centers and other sensitive locations) and digital environments (e.g. accessing financial accounts, voting systems, email systems and controlling data network log-ins).

The Company’s products focus on the broad requirement for identity verification and authentication, and access and transaction controls and associated identity management needs. Organizations of all descriptions require cost-effective and secure mobile electronic transaction solutions for them and their customers. We aim to offer our customers solutions that can be integrated into each customer’s business and organizational operations in order to facilitate their use and enhance the end user customer experience.

Our digital mobile wallet applications, or electronic account holders are used to contain different services and accounts that can be easily added and enable users to conveniently and securely effect a variety of electronic transactions, using their identity. One example is for consumers and employees to use their mobile application to authenticate identity, in order to access secure digital, or physical environments. We recently announced the launch of our integrated Verified solution with Datapro as an add-on to their online banking software. Another example is our closed-loop payment account, digital issuance platform, that is intended to offer secure and cost-effective methods of conversion of cash and paper to electronic payments.

The Company’s solutions for fingerprint-based identity management and electronic payment transaction processing have been in the market for several years. For example, in December 2017, we won an international competitive tender to provide our IDSearch Automated Fingerprint Identification de-duplication system (AFIS) to the Zimbabwe Electoral Commission, for them to ensure that no duplicate entries existed in the voter roll for the 2018 election. The AFIS system was delivered under tight deadlines and within budget, in order to enable the voter roll to be published and the election to occur as planned.

Management believes that some of the advantages of the Company’s Identity Transaction Platform approach are the ability to leverage the platform to support a variety of vertical markets including the identity solutions and transaction processing sectors and the adaptability of the platform to the requirements of new markets and new products requiring low cost, secure, and configurable mobile solutions. These vertical markets include but are not limited to banking and payment transactions, elections, schools, public transportation, government and enterprise security. At its core, the Company’s offering, combining its proprietary biometric technologies, with those acquired is intended to facilitate the processing of diverse electronic transactions, be they payments, votes, or physical or digital access, all of which can include identity verification, authentication and identity transaction recording. The Company continues to invest in developing, patenting and acquiring the various elements necessary to enhance the platform, which is intended to allow us to achieve our goals.

Risk Factors

Investing in our common stock involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 7 before making a decision to invest in our common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an “emerging growth company” before the end of such five-year period.  If shares are sold pursuant to this Registration Statement then the five-year period referenced above shall commence upon the date of the first such sale.

We have elected to take advantage of certain of the reduced disclosure obligations and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than the information you might receive from other public reporting companies in which you hold equity interests.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, after we cease to qualify as an “emerging growth company,” certain of the exemptions available to us as an “emerging growth company” may continue to be available to us as a smaller reporting company, including: (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; (2) scaled executive compensation disclosures; and (3) the ability to provide only two years of audited financial statements, instead of three years.

Company Information

The Company was incorporated in the State of Delaware on September 21, 2011 and changed its name to Ipsidy Inc. on February 1, 2017, and our common stock is traded on the OTCQX under the trading symbol “IDTY”. Our corporate headquarters is located at 670 Long Beach Blvd., Long Beach, NY 11561 and our main phone number is (516) 274-8700. Our website address is www.ipsidy.com. Information contained in, or accessible through, our website does not constitute a part of this prospectus or any prospectus supplement.

THE OFFERING

The following summary of the offering contains basic information about the offering and the common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Common stock offered by us	Up to 100,000,000 shares of our common stock.

Common stock outstanding before the offering	518,125,454

Common stock outstanding after this offering	618,125,454 Shares, assuming all 100,000,000 shares are sold in the offering.

Offering price	$0.15 per share. The offering price for the common stock will remain fixed for the duration of the offering.

Minimum Investment	The minimum investment amount for a single investor is $10,000. Subscriptions for less than the minimum investment will be rejected.

Discretion to accept subscriptions	We reserve the right to reject, in whole or in part, any or all subscriptions we receive in the offering.

No minimum offering size	There is no minimum number of shares we are required to sell in this offering.

No conditions to closing	There are no conditions to closing this offering. We will accept subscription funds and issue shares regardless of the amount of subscriptions we receive.

Duration of offering	The offering shall commence on the date of this prospectus and terminate on the earliest of (i) one year from the date of this prospectus, unless extended by our board of directors for a period or periods of up to an aggregate of an additional 180 days, (ii) the date when the sale of all 100,000,000 of the shares offered hereby is completed and (iii) when our board of directors decides that it is in the best interests of the Company to terminate the offering.

Plan of distribution	The offering is a direct public offering conducted on a self-underwritten, “best-efforts” basis, which means we will not use the services of an underwriter and our officers and directors will attempt to sell the shares directly to investors. Our officers and directors will not receive commissions or any other remuneration from any such sales.

No revocation	All subscriptions for shares in the offering are irrevocable, even if you later learn of information that you consider to be unfavorable to your investment. You should not subscribe to purchase shares in the offering unless you are certain that you wish to purchase our common stock at a price of $0.15 per share.

Use of proceeds

We estimate that the net proceeds from our sale of shares of our common stock in this offering will be approximately $14,925,000  million, assuming the maximum offering of is sold, after deducting estimated offering expenses payable by us.

For additional information please refer to the section entitled “Use of Proceeds” on page 22 of this prospectus.

Dividend policy	We do not anticipate paying any cash dividends on our common stock. In addition, we may incur indebtedness in the future that may restrict our ability to pay dividends. See “Dividend Policy” on page 23.

Risk Factors	See the section entitled “Risk Factors” beginning on page 7 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

OTCQX symbol	IDTY

The number of shares of our common stock to be outstanding after this offering is based on 518,125,454 shares of our common stock outstanding as of June 30, 2019 and excludes the following:

●	106,853,339 shares of our common stock issuable upon the exercise of stock options with a weighted average exercise price of $0.20 per share;

●	47,453,227 shares of our common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $0.08 per share;

●	other shares of our common stock reserved for future issuance under our 2014 Equity Compensation Plan and our 2017 Incentive Stock Plan; and

●	shares of common stock issuable upon conversion of the interest through the date of repayment at a per share price of $0.20 under that certain Promissory Note dated January 31, 2017 payable to the Theodore Stern Revocable Trust in the principal amount of $2,000,000.

SELECTED FINANCIAL DATA

 The following table sets forth our selected financial data as of the dates and for the periods indicated. We have derived the statement of operations data for the years ended December 31, 2018 and 2017 from our audited financial statements included elsewhere in this prospectus and for the quarters ended March 31, 2018 and 2017 from our unaudited financial statements included elsewhere in this prospectus. The following summary financial data should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes and other information included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in future periods.

Statement of Operations Data:

(in thousands, except share and per share data)

	Three months ended		Year Ended
	March 31,		December 31,
	2019	2018	2018	2017

Revenues:
Total revenues, net	$740	$526	$3,829	$2,304

Operating Expenses:
Cost of Sales	176	120	1,257	589
General and administrative	2,567	2,799	11,193	13,026
Other expenses	165	116	702	698
Total operating expenses	2,908	3,035	13,152	14,313

Loss from operations	(2,168)	(2,509)	(9,323)	(12,009)

Other Income (Expense):
Interest expense	(87)	(239)	(758)	(1,337)
Other income/(expense)	6	-	84	(4,107)
Other (expense), net	(81)	(239)	(674)	(5,444)

(Loss) before income taxes	(2,249)	(2,748)	(9,997)	(17,453)

Income Taxes	(14)	(5)	(30)	(29)

Net (loss)	$(2,263)	$(2,753)	$(10,027)	$(17,482)

Net (loss) per share - Basic and Diluted	$(0.00)	$(0.01)	$(0.02)	$(0.05)

Weighted Average Shares Outstanding - Basic and Diluted	478,950,996	404,254,263	429,852,594	338,485,301

Balance Sheet Data

(in thousands)

	March 31,	December 31,
	2019	2018	2017
Cash	$2,921	$4,972	$4,414
Working capital	2,196	4,153	3,746
Total assets	17,144	18,144	17,029
Total liabilities	4,376	3,553	4,088
Additional paid-in capital	91,186	90,771	79,053
Accumulated deficit	(78,698)	(76,435)	(66,408)
Total liabilities and stockholder’s equity	$17,144	$18,144	$17,029

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks actually occur, we may be unable to conduct our business as currently planned and our financial condition and results of operations could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment.

We have a history of losses and we may not be able to achieve profitability going forward.

We have an accumulated deficit of approximately $76.4 million as of December 31, 2018 and $78.7 million as of March 31, 2019. We incurred an operating loss of approximately $9.3 million for the year ended December 31, 2018 and $2.2 million for the quarter ended March 31, 2019. We have had net losses in most of our quarters since our inception. We expect that we will continue to incur net losses in 2019. We may incur losses in the future for a number of reasons, including the other risks described in this report, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability. Our management is developing plans and executing certain programs to alleviate the negative trends and conditions described above, however there is no guarantee that such plans will be successfully implemented. Our ability to curtail our operating losses or generate a profit may be further impacted by the fact that our business plan is largely unproven. There is no assurance that even if we successfully implement our business plan, that we will be able to curtail our losses. If we incur significant additional operating losses, our stock price may decline, perhaps significantly and the Company will need to raise substantial additional capital in order to be able to continue to operate, which will dilute the existing stockholders and such dilution may be significant. Additional capital may not be available on terms acceptable to the Company, or at all.

We have yet to achieve positive cash flow and, given our projected funding needs, our ability to generate positive cash flow is uncertain.

We have had negative cash flow from operating activities of approximately $6.0 million and approximately $6.5 million for the years ended December 31, 2018 and 2017, respectively. We have had negative cash flow from operating activities of approximately $1.7 million and approximately $1.8 million for the three months ended March 31, 2019 and 2018, respectively. We anticipate that we will continue to have negative cash flows from operating activities for the foreseeable future as we expect to incur increased research and development, sales and marketing, and general and administrative expenses. Our business will require significant amounts of working capital to support our growth, particularly as we seek to introduce our new offered products. An inability to generate positive cash flow from operations may adversely affect our ability to raise needed capital for our business on reasonable terms, if at all. It may also diminish supplier or customer willingness to enter into transactions with us, and have other adverse effects that may impact our long-term viability. There can be no assurance we will achieve positive cash flows in the foreseeable future.

We need access to additional financing, which may not be available to us on acceptable terms, or at all. If we cannot access additional financing when we need it and on acceptable terms, our business, prospects, financial condition, operating results and ability to continue as a going concern will be adversely affected.

Our growth-oriented business plan to offer products to our customers will require continued capital investment. Our research and development activities will require continued investment. We raised $9.6 million and $12.0 million in 2018 and 2017, respectively, through debt and equity financing at varying terms. Further, in June 2019 we sold 38,763,750 shares of common stock for approximately $3.1 million in gross proceeds. Based on current cash resources, we expect that we will need to continue to raise capital through debt and/or equity offerings in order to maintain our operations and/or further implement and grow our operations through December 31, 2020. There is no guarantee that our current business plan will not change, and as a result of such change, that we will need additional capital to implement such business plan. Further, assuming we achieve our expected growth plan, of which there is no guarantee, we will need additional capital to implement growth beyond our current business plan.

Our limited operating history makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

We have been an emerging growth company since beginning operations. We have a limited operating history and have generated limited revenue. As we look to further expand our existing products it is difficult, if not impossible, to forecast our future results based upon our historical data. Because of the uncertainties related to our lack of historical operations, we may be hindered in our ability to anticipate and timely adapt to increases or decreases in revenues or expenses. If we make poor budgetary decisions as a result of unreliable historical data, we could be less profitable or incur losses, which may result in a decline in our stock price.

There can be no assurance that we will successfully commercialize our products that are currently in development or that our existing products will sustain market acceptance.

There is no assurance that we will ever successfully commercialize our platform and related solutions that are under development or that we will experience market reception for our products in development or increased market reception for our existing products. Although our acquisitions have generated revenue, there is no guarantee that we will be able to successfully implement our new products utilizing the acquired technology, products, and customer base. There is no assurance that our existing products or solutions will achieve market acceptance or that our new products or solutions will achieve market acceptance. Further, there can be no guarantee that we will not lose business to our existing or potential new competitors.

We depend upon key personnel and need additional personnel.

Our success depends on the continuing services of Philip D. Beck, CEO, as well as certain other members of the current management team and in 2017 we entered into new employment retention agreements with certain senior executives, including Mr. Beck, in order to incentivize them and retain their services, which remain in force until their employment is terminated. The loss of key management, engineering employees or third party contractors could have a material and adverse effect on our business operations. Additionally, the success of our operations will largely depend upon our ability to successfully attract and maintain competent and qualified key management personnel. As with any company with limited resources, there can be no guarantee that we will be able to attract such individuals or that the presence of such individuals will necessarily translate into profitability for our company. If we are successful in attracting and retaining such individuals, it is likely that our payroll costs and related expenses will increase significantly and that there will be additional dilution to existing stockholders as a result of equity incentives that may need to be issued to such management personnel. Our inability to attract and retain key personnel may materially and adversely affect our business operations. Any failure by our management to effectively anticipate, implement, and manage personnel required to sustain our growth would have a material adverse effect on our business, financial condition, and results of operations.

Acquisitions present many risks that could have a material adverse effect on our business and results of operations.

Since 2013, we have closed various acquisitions. We may also pursue select acquisitions in the future. The success of our future growth strategy will depend on our ability to integrate our existing operations together with the operations of our acquisitions that we have closed to date as well as any future acquisition of which none are planned at this date. Integrating the operations of our existing operations with our past or future acquisitions, including anticipated cost savings and additional revenue opportunities, involves a number of challenges. The failure to meet these integration challenges could seriously harm our results of operations and the market price of our shares may decline as a result. Realizing the benefits of our past or future acquisition will depend in part on the integration of intellectual property, products, operations, personnel and sales force and the completion of assignments of current and past contracts and rights. These integration activities are complex and time - consuming, and we may encounter unexpected difficulties or incur unexpected costs. We may not successfully integrate the operations of our existing operations, and may not realize the anticipated net reductions in costs and expenses and other benefits and synergies of the acquisition to the extent, or in the timeframe, anticipated. In addition to the integration risks, we could face numerous other risks, including, but not limited to, the following:

●	diversion of our management’s attention from normal daily operations of our business;

●	our inability to maintain the key business relationships and the reputations of the businesses we acquire;

●	increased costs related to acquired operations and continuing support and development of acquired products;

●	our responsibility for the liabilities of the businesses we acquire;

●	changes in how we are required to account for our acquisitions under accounting principles generally accepted in U.S.;

●	our inability to apply and maintain our internal standards, controls, procedures and policies to acquired businesses; and

●	potential loss of key employees of the companies we acquire.

The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition or cash flows, particularly in the case of a larger acquisition or concurrent acquisitions.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be adversely affected if we do not respond promptly and effectively to these changes.

The market for our payment processing and identity solutions and products is characterized by evolving technologies, changing industry standards, changing political and regulatory environments, frequent new product introductions and rapid changes in customer requirements. The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable. Our future success will depend on our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers. In the future:

●	we may not be successful in developing and marketing new products or product features that respond to technological change or evolving industry standards;

●	we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and features; or

●	our new products and product features may not adequately meet the requirements of the marketplace and achieve market acceptance.

If we are unable to respond promptly and effectively to changing technologies and market requirements, we will be unable to compete effectively in the future.

There can be no assurance that we will successfully identify new product opportunities and develop and bring new products to market in a timely manner, or that the products and technologies developed by others will not render our products or technologies obsolete or noncompetitive. The failure of our new product development efforts could have a material adverse effect on our business, results of operations and future growth.

If our technology and solutions cease to be adopted and used by government and public and private organizations, we may lose some of our existing customers and our operations will be negatively affected.

Our ability to grow depends significantly on whether governmental and public and private organizations adopt our technology and solutions as part of their new standards and whether we will be able to leverage our expertise in governmental solutions into commercial solutions. If these organizations do not adopt our technology, we may not be able to penetrate some of the new markets we are targeting, or we may lose some of our existing customer base.

In order for us to achieve our growth objectives, our identity technologies and solutions must be adapted to and adopted in a variety of areas including, among others, physical access control, computer access control, biometric fingerprint matching and identity card issuance and verification. Further, our payment processing technologies and solutions will need to be adopted by financial institutions, merchants and consumers.

We cannot accurately predict the future growth rate, if any, or the ultimate size of these markets. The growth of the market for our products and services depends on a number of factors such as the cost, performance and reliability of our products and services compared to the products and services of our competitors, customer perception of the benefits of our products and solutions, public perception of the intrusiveness of these solutions and the manner in which organizations use the information collected, customer satisfaction with our products and services and marketing efforts and publicity for our products and services. Our products and services may not adequately address market requirements and may not gain wide market acceptance. If our solutions or our products and services do not gain wide market acceptance, our business and our financial results will suffer.

We have sought in the past and will seek in the future to enter into contracts with governments, as well as state and local governmental agencies and municipalities, which subjects us to certain risks associated with such types of contracts.

Most contracts with governments or with state or local agencies or municipalities, or Governmental Contracts, are awarded through a competitive bidding process, and some of the business that we expect to seek in the future will likely be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

●	the frequent need to compete against companies or teams of companies with more financial and marketing resources and more experience than we have in bidding on and performing major contracts;

●	the substantial cost and managerial time and effort necessary to prepare bids and proposals for contracts that may not be awarded to us;

●	the need to accurately estimate the resources and cost structure that will be required to service any fixed-price contract that we are awarded; and

●	the expense and delay that may arise if our competitors protest or challenge new contract awards made to us pursuant to competitive bidding or subsequent contract modifications, and the risk that any of these protests or challenges could result in the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

We may not be afforded the opportunity in the future to bid on contracts that are held by other companies and are scheduled to expire, if the governments, or the applicable state or local agency or municipality determines to extend the existing contract. If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for the products and services that are provided under those contracts for a number of years. If we are unable to win new contract awards or retain those contracts, if any, that we are awarded over any extended period, our business, prospects, financial condition and results of operations will be adversely affected.

In addition, Governmental Contracts subject us to risks associated with public budgetary restrictions and uncertainties, actual contracts that are less than awarded contract amounts, the requirement for posting a performance bond and the related cost and cancellation at any time at the option of the governmental agency. Any failure to comply with the terms of any Governmental Contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay significant fines and penalties or prevent us from earning revenues from Governmental Contracts during the suspension period. Cancellation of any one of our major Governmental Contracts could have a material adverse effect on our financial condition.

Governments may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. Governmental agencies also have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we will engage in the government contracting business, we will be subject to additional regulatory and legal compliance requirements, as well as audits, and may be subject to investigation, by governmental entities. Compliance with such additional regulatory requirements are likely to result in additional operational costs in performing such Governmental Contracts which may impact our profitability. Failure to comply with the terms of any Governmental Contract could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay the fines and penalties and prohibiting us from earning revenues from Governmental Contracts during the suspension period.

Furthermore, governmental programs can experience delays or cancellation of funding and suspension of appropriations for example as occurred with the recent partial United States government, which can be unpredictable; this may make it difficult to forecast our revenues on a quarter-by-quarter basis.

We rely in part on third-party software to develop and provide our solutions.

We rely in part on software licensed from third parties to develop and offer some of our solutions. Any loss of the right to use any such software or other intellectual property required for the development and maintenance of our solutions, or any defects or other issues with such software could result in problems or delays in the provision of our solutions until equivalent technology is either developed by us, or, if available from others, is identified, obtained, and integrated, which could harm our business.

We have historically depended upon a small number of large system sales ranging from $100,000 to $2,000,000 and we may fail to achieve one or more large system sales in the future, or fail to successfully transition to new products generating recurring revenues.

Historically, we have derived a substantial portion of our revenues from a small number of sales of large, relatively expensive systems, typically ranging in price from $100,000 to $2,000,000. If we fail to receive orders for these large systems in a given sales cycle on a consistent basis, our business could be significantly harmed. We are trying to reduce such dependence by developing a range of products and solutions, which are in a lower price range and intended to generate recurring revenue from a large number of customers. The Company has invested heavily in developing and launching such products but there is no guarantee that such efforts will be successful and that a satisfactory return on such investment will be achieved. Further, our quarterly results are difficult to predict because we cannot predict in which quarter, if any, large system sales will occur in a given year, nor when (if at all), or at what rate the ramp in sales of new products will occur. As a result, we believe that quarter-to-quarter comparisons of our results of operations are not a good indication of our future performance. In some future quarters, our operating results may be below the expectations of securities analysts and investors, in which case the market price of our Common Stock may decrease significantly.

Our efforts to expand our international operations are subject to a number of risks, any of which could adversely reduce our future international sales and increase our losses.

Most of our revenues to date are attributable to sales and business operations in jurisdictions other than the United States. Our international operations could be subject to a number of risks, any of which could adversely affect our future international sales and operating results, including:

●	trade restrictions;

●	export duties and tariffs;

●	export regulations or restrictions including sanctions;

●	uncertain political, regulatory and economic developments;

●	labor and social unrest;

●	inability to protect our intellectual property rights;

●	highly aggressive competitors;

●	currency issues, including currency exchange risk;

●	difficulties in staffing, managing and supporting foreign operations;

●	longer payment cycles; and

●	increased collection risks;

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, difficulty in collecting receivables, and a higher cost of doing business, any of which could adversely affect our business, results of operations or financial condition.

We are exposed to risks in operating in foreign markets, which may make operating in those markets difficult and thereby force us to curtail our business operations.

In conducting our business in foreign countries, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. Risks inherent to operating in other countries range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into U.S. dollars or other currencies, or to take those dollars or other currencies out of those countries.

It is possible that countries in which we do or intend to do business, or companies and their principals become subject to sanctions under U.S. law. This would prevent us from doing business with those countries or with those entities or individuals. The Company could be exposed to fines and penalties in the event of breach any applicable sanctions legislation or orders. In addition the Company might be required to suspend or terminate existing contracts in order to comply with such sanctions legislation or orders, which would adversely impact our future revenues and cashflows.

Additionally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws in the United States and elsewhere that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. We have operations in and deal with governments and officials in foreign countries. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, contractors or customers that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. We have implemented safeguards to discourage these practices by our employees, consultants and customers. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, contractors or customers may engage in conduct for which we might be held responsible. Violations of the FCPA or similar laws may result in severe criminal or civil sanctions and we may be subject to other liabilities, which could adversely affect our business, financial condition and results of operations.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. To date, we have not been subject to cyber-attacks or other cyber incidents that we are aware of which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

For us to further penetrate the marketplace, the marketplace must be confident that we provide effective security protection for national and other secured identification documents and cards and other personally identifiable information or protected personal information, or PII. Although we are not aware that we have experienced any act of sabotage or unauthorized access by a third party of our software or technology to date, if an actual or perceived breach of security occurs in our internal systems or those of our customers, regardless of whether we caused the breach, it could adversely affect the market’s perception of our products and services. This could cause us to lose customers, resellers, alliance partners or other business partners, thereby causing our revenues to decline. If we or our customers were to experience a breach of our internal systems, our business could be severely harmed by adversely affecting the market’s perception of our products and services.

Interruptions, delays in service or defects in our systems could impair the delivery of our services and harm our business.

We depend on the efficient and uninterrupted operation of our computer network systems, software, telecommunications networks, and processing centers, as well as the systems and services of third parties, in order to provide services to our customers. Almost all of our network systems are hosted “in the cloud” by internationally recognized third party service providers such as Amazon Web Services and Microsoft Azure. Our systems and data centers are vulnerable to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, terrorist acts, war, unauthorized entry, human error, and computer viruses or other defects. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. We have security, backup and recovery systems in place, and we are in the process of implementing business continuity plans that will be designed to ensure our systems will not be inoperable. However, there is still a risk that a system outage or data loss may occur which would not only damage our reputation but could also require the payment of penalties or damages to our clients if our systems do not meet certain operating standards. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of sabotage or terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Our property and business interruption insurance may not be applicable or adequate to compensate us for all losses or failures that may occur.

Any damage to, failure of, or defects, bugs or errors in our systems or those of third parties, errors or delays in the processing of payment or other transactions, telecommunications failures or other difficulties could result in loss of revenue, loss of customers, loss of customer and consumer data, harm to our business or reputation, exposure to fraud losses or other liabilities, negative publicity, additional operating and development costs, and diversion of technical and other resources.

Third parties could obtain access to our proprietary information or could independently develop similar technologies.

Despite the precautions we take, third parties may copy or obtain and use our technologies, ideas, know-how and other proprietary information without authorization or may independently develop technologies similar or superior to our technologies. In addition, the confidentiality and non-competition agreements between us and most of our employees, distributors and clients may not provide meaningful protection of our proprietary technologies or other intellectual property in the event of unauthorized use or disclosure. If we are not able to successfully defend our industrial or intellectual property rights, we may lose rights to technologies that we need to develop our business, which may cause us to lose potential revenues, or we may be required to pay significant license fees for the use of such technologies. To date, we have relied primarily on a combination of patents, trade secret and copyright laws, as well as nondisclosure and other contractual restrictions on copying, reverse engineering and distribution to protect our proprietary technology.

Our current patents and any patents that we may register in the future may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents. Any inability to protect intellectual property rights in our technology could enable third parties to compete more effectively with us.

In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Our means of protecting our intellectual property rights in the United States or any other country in which we operate may not be adequate to fully protect our intellectual property rights.

Third parties may assert that we are infringing their intellectual property rights; IP litigation could require us to incur substantial costs even when our efforts are successful.

We may face intellectual property litigation, which could be costly, harm our reputation, limit our ability to sell our products, force us to modify our products or obtain appropriate licenses, and divert the attention of management and technical personnel. Our products employ technology that may infringe on the proprietary rights of others, and, as a result, we could become liable for significant damages and suffer other harm to our business.

We have not been subject to material intellectual property litigation to date. Litigation may be necessary in the future to enforce any patents we have or may obtain and/or any other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and we may not prevail in any such future litigation. Litigation, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert the efforts and attention of our management and technical personnel from normal business operations. In addition, adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, prevent us from licensing our technology or selling or manufacturing our products, or require us to expend significant resources to modify our products or attempt to develop non-infringing technology, any of which could seriously harm our business.

Our products may contain technology provided to us by third parties. Because we did not develop such technology ourselves, we may have little or no ability to determine in advance whether such technology infringes the intellectual property rights of any other party. Our suppliers and licensors may not be required to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only with respect to intellectual property infringement claims in certain jurisdictions, and/or only up to a maximum amount, above which we would be responsible for any further costs or damages. In addition, we have indemnification obligations to certain parties with respect to any infringement of third-party patents and intellectual property rights by our products. If litigation were to be filed against these parties in connection with our technology, we would be required to defend and indemnify such parties.

Our officers and directors beneficially own a significant portion of our common stock and, as a result, can exercise control over stockholder and corporate actions.

Our officers and directors of the Company currently beneficially own approximately 13.3% of our outstanding common stock, and 19.6% on a fully diluted basis assuming the exercise of both vested and unvested options as well as warrants. As such, they have a significant influence over most matters requiring approval by stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control, which in turn could have a material adverse effect on the market price of the Company’s common stock or prevent stockholders from realizing a premium over the market price for their Shares.

We face competition. Some of our competitors have greater financial or other resources, longer operating histories and greater name recognition than we do and one or more of these competitors could use their greater resources and/or name recognition to gain market share at our expense or could make it very difficult for us to establish market share.

The Company has created an identity transaction platform allowing it to onboard customers who wish to deploy Ipsidy’s services and solutions in order to know with biometric certainty who is engaging with them. Ipsidy’s solutions include the ability to verify the identity of a user, via remote identity proofing, then provide physical and digital access, as well as transaction and device authentication, all digitally signed by the user using their identity. The Company’s platform utilizes commodity, consumer grade tablets for customer deployment with users engaging the platform via a corresponding Android or iOS smartphone app.

The Company also offers certain payment processing solutions and smart card products manufacturing and printing. The industry sectors in which these products compete are characterized by rapid change and new entrants. The Company will need to consistently develop and improve its products in order to remain competitive.

In reviewing the competitors that exist for the Company’s current and planned products and platform services relating to biometric identity solutions, the Company considers a number of factors. Ipsidy’s platform approach offers an Identity as a Service (IDaaS) approach which seeks to combine a number of different elements into a single platform. Ipsidy believes that its full stack platform is exceptional in that it provides a combination of SaaS based identity verification and identification services which cover both physical and digital identity access use cases. The competitive landscape includes several companies that mainly address only one or other area, with some addressing multiple areas independently. However, it is believed that some companies are attempting to create combined identity offerings, similar to Ipsidy’s.

In looking at our competition, the Company does not consider providers who do not offer a consumer application solution for smartphones, such as the Ipsidy App. Neither do we consider competitors, which are major conglomerates with vertically integrated cybersecurity companies, due to the vast array of services which they offer. Furthermore, some of the competitors which do offer solutions for both digital and physical use cases, are major legacy providers offering hardware heavy solutions principally for governmental users. These include IDEMIA, Gemalto and Supercom. This is in contrast to Ipsidy’s approach which is based on offering apps which are usable on mobile devices with minimal hardware requirements. Furthermore, our identity solutions are designed to address the requirements of private, commercial and governmental uses for enrolled users.

To further analyze the competitive landscape, the market must be segmented into authentication solution vendors and biometric identification & verification solution providers. Major competitors offering solutions in both areas include IDEMIA, Gemalto, ID.ME, HID Global and Yoti. Major competitors offering only authentication, include Twillio/Authy, HYPR, Datacard, Duo, Daon, and Trusona. Companies offering only biometric identification & verification include NEC, Imageware, Element, and Veridium.

The Ipsidy identity transaction platform is based on a patent-pending methodology, which combines digital signature authentication and biometric identity verification into a single out-of-band transaction. This provides functionality for our customers to have real-time control over their electronic transactions and every-day events through a mobile application, with a detailed audit trail created for each event, containing the digitally signed transaction details and biometric identity of the user. This patent-pending approach of combining transaction details and identity into a single, digitally signed message could allow the Ipsidy platform to be a complimentary solution to many of its competitors and hence differentiate itself in the market.

Companies that focus on offerings for ID proofing, include Jumio, Mitek and Acuant. Companies that provide a single solution may be seeking to combine with authentication and biometric verification technology providers to expand their ID proofing solutions’ capabilities. The Ipsidy platform now offers its own identity proofing service for use in digital onboarding solutions, in conjunction with our biometric authentication and verification solutions.

Another aspect of the competitive landscape for platform service arises from market demand for SaaS based identity services that are both high assurance and low friction. This combination is the ideal balance that Ipsidy and its competitors are trying to achieve. Companies that are believed to be competing with Ipsidy with their offerings today are Callsign, Gemalto, Danal (acquired by Boku in 2018), Datacard/Entrust, and IDEMIA (Formerly Morpho and Obertur). Ipsidy is seeking to improve its position with respect to these competitors in part through the new facial recognition solution which is currently under development, as part of the technology partnership announced with Ayonix. This is intended to reduce friction in Ipsidy’s Access product by the use of IP cameras to obtain the live capture facial images. In addition, Ipsidy offers its customers the flexibility to adapt its solutions to their specific use cases for either high assurance or to decrease friction.

With respect to SaaS based services for physical identity access management, the competitive landscape for Ipsidy also includes companies such as HID Global, NEC, and IDEMIA. All of these companies offer a broad range of solutions from complete biometric access control systems to complex biometric e-gate and passenger flow management solutions. Ipsidy’s offering focuses on the SaaS based biometric identity solutions portion of this market, using mobile apps but also offers API integration with hardware suppliers to create competitive solutions.

There are new entrants into each of these markets continually. Each competitor may have a different offering or approach to solve similar problems, which overlap with those of the Company. Some competitors also include manufacturers who provide systems, or platform solutions to third party operators and, therefore, do not directly compete with the Company, which operates its own systems.

The Cards Plus business faces competition both locally in South Africa and internationally. China has become a source of imports of card products at highly competitive pricing and some local suppliers are reliant on Chinese card manufacturers. Local competitors include Card Technology Services, Easy Card and Open Gate, Cardz Group and XH Smart Technology (Africa). That said, we believe that we are the only significant manufacturer in South Africa using digital print technology.

The payment processing industry has many competitors who provide gateway services, closed loop end-to-end solutions, payment processing, peer-to-peer payments and bill payments. As these types of services are usually supplied by regional or country specific companies, the following summary of this competitive landscape, is focused on those countries or regions the Company is actively pursuing business in today. In Colombia and elsewhere in Latin America where the Company is focused, major competitors include PayU, Credibanco, Redeban, Mercado Pago, Nequi, and QPagos. Some of these companies may on the other hand be potential customers for our identify transaction platform and biometric authentication services. Companies in this region that also compete in those sectors include Veritran, Certicamaras, Olimpia IT, Evertec-Processa and Indra.

The resources available to our competitors to develop new products and introduce them into the marketplace exceed the resources currently available to us. As a result, our competitors may be able to compete more aggressively and sustain that competition over a longer period of time that we can. This intense competitive environment may require us to make changes in our products, pricing, licensing, services, distribution, or marketing to develop a market position. Each of these competitors has the potential to capture market share in our target markets which could have an adverse effect on our position in our industry and on our business and operating results.

Government regulation could negatively impact the business.

We do not have or require any approval from government authorities or agencies in order to operate our regular business and operations. However, data protection legislation in various countries in which the Company does business (including Columbia and the United Kingdom) may require it to register its databases with governmental authorities in those countries and to comply with additional disclosure and consent requirements with regard to the collection, storage and use of personal information of individuals resident in those countries. To the extent that our business is based on Governmental Contracts, the relevant government authorities will need to approve us as a supplier and the terms of those contracts. However, it is possible that any proposed expansion to our business and operations in the future would require government approvals. Due to the security applications and biometric technology associated with our products and platforms the activities and operations of our company are, or could become subject to license restrictions and other regulations, such as (without limitation) export controls and other security regulation by government agencies. Expansion of our activities in payment processing may in due course require government licensing in different jurisdictions and may subject us to additional regulation and oversight. Aspects of payment processing and related financial services are already subject to legislation and regulations in various jurisdictions. As indicated, “We are exposed to risks in operating in foreign markets” above, the imposition of sanctions on particular countries, entities or individuals would prevent us from doing business with such countries, entities or individuals. If our existing and proposed products become subject to licensing, export control and other regulations, we may incur increased costs necessary to comply with existing and newly adopted or amended laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations (and amendments thereto) relating to our business or industry.

Some states in the United States have adopted legislation governing the collection, use of, and storage of biometric information and other states are considering such legislation. The widespread adoption of such legislation could result in restrictions on our current or proposed business activities or we may incur increased costs to comply with such regulations.

Our common stock is thinly traded, so you may be unable to sell at or near asking prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Currently, our common stock is quoted on the OTC and future trading volume may be limited by the fact that many major institutional investment funds, including mutual funds, as well as individual investors follow a policy of not investing in OTC stocks and certain major brokerage firms restrict their brokers from recommending OTC stocks because they are considered speculative, volatile and thinly traded. The OTC market is an inter-dealer market much less regulated than the major exchanges and our common stock is subject to abuses, volatility and shorting. Thus, there is currently no broadly followed and established trading market for our common stock. An established trading market may never develop or, if developed, be maintained. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders. Absence of an active trading market reduces the liquidity of the shares traded there.

Our stock is considered a penny stock and any investment in our stock will be considered a high-risk investment and subject to restrictions on marketability.

The trading price of our common stock is below $5.00 per share. If the price of the common stock is below such level, trading in our common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended. These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser’s written consent to the transactions before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock, which could impact the liquidity of our common stock.

Our business is subject to changing regulations regarding corporate governance, disclosure controls, internal control over financial reporting and other compliance areas that will increase both our costs and the risk of noncompliance. If we fail to comply with these regulations we could face difficulties in preparing and filing timely and accurate financial reports.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act. Maintaining compliance with these rules and regulations, particularly after we cease to be an emerging growth company, will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and may also place increased strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and at the time we cease to be an emerging growth company and a smaller reporting company, we will be required to provide attestation that we maintain effective disclosure controls and procedures by our registered public accounting firm. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations. Any failure to implement and maintain effective internal control also could adversely affect the results of periodic management evaluations regarding the effectiveness of our internal control over financial reporting that are required to include in our periodic reports filed with the SEC, under Section 404(a) of the Sarbanes-Oxley Act or the annual auditor attestation reports regarding effectiveness of our internal controls over financial reporting that we will be required to include in our periodic reports filed with the SEC upon our ceasing to be an emerging growth company and a smaller reporting company, unless, under the JOBS Act, we meet certain criteria that would require such reports to be included prior to then, under Section 404(b) of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of shares of our common stock.

In order to maintain the effectiveness of our disclosure controls and procedures and internal control over financial reporting going forward, we will need to expend significant resources and provide significant management oversight. There is a substantial effort involved in continuing to implement appropriate processes, document our system of internal control over relevant processes, assess their design, remediate any deficiencies identified and test their operation. As a result, management’s attention may be diverted from other business concerns, which could harm our business, operating results and financial condition. These efforts will also involve substantial accounting-related costs. We may experience difficulty in meeting these reporting requirements in a timely manner.

If we are unable to maintain key controls currently in place or that we implement in the future and pending such implementation, or if any difficulties are encountered in their implementation or improvement, (1) our management might not be able to certify, and our independent registered public accounting firm might not be able to report on, the adequacy of our internal control over financial reporting, which would cause us to fail to meet our reporting obligations, (2) misstatements in our financial statements may occur that may not be prevented or detected on a timely basis and (3) we may be deemed to have significant deficiencies or material weaknesses, any of which could adversely affect our business, financial condition and results of operations.

Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In the event that we are not able to demonstrate compliance with Section 404 of the Sarbanes-Oxley Act in a timely manner, our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, our stock price could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we expect to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, we are eligible to delay the adoption of new or revised accounting standards applicable to public companies until those standards apply to private companies, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. The Company has adopted and will be adopting all standards as they have become effective for public companies.

We also take advantage of reduced disclosure requirements, including regarding executive compensation. If we remain an “emerging growth company” in the future, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. We may remain an “emerging growth company” until (1) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30, in which case we would cease to be an “emerging growth company” as of the following December 31, (2) our gross revenue exceeds $1 billion in any fiscal year, (3) we issue more than $1 billion in nonconvertible notes in any three-year period or (4) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline and/or become more volatile.

You will experience immediate and substantial dilution in the net tangible book value per share of our common stock you purchase in this offering.

The public offering price will substantially exceed the net tangible book value per share of our common stock immediately after this offering based on the total value of our tangible assets less our total liabilities. Therefore, based on the public offering price of $0.15 per share, if you purchase shares of our common stock in this offering, you will suffer based on the December 31, 2018 balance sheet assuming the Maximum Offering, immediate dilution of $0.12  per share, in net tangible book value per share after giving effect to the sale of 100,000,000 shares of common stock in this offering at a public offering price of $0.15 per share after deducting estimated offering expenses payable by us. As a result of this dilution, as of December 31, 2018, assuming the Maximum Offering, as noted above, investors purchasing shares of common stock from us in this offering will have contributed  32% of the total amount of our total gross funding to date but will own only 16% of our equity. In addition, if outstanding options to purchase shares of our common stock are exercised in the future, you will experience additional dilution. See “Dilution” on page 25.

We have broad discretion in the use of a portion of the net proceeds from our public offering and may not use them effectively.

We currently intend to use the net proceeds from this offering for general corporate purposes, including working capital, capital expenditures and repayment of existing affiliate debt. For more information, see “Use of Proceeds.” However, our management will have broad discretion in the application of the net proceeds. Our stockholders may not agree with the manner in which we choose to allocate the net proceeds from this offering. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We do not intend to pay dividends for the foreseeable future, which could reduce the attractiveness of our stock to some investors.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. In addition, we may incur debt financing to further finance our operations, the governing documents of which may contain restrictions on our ability to pay dividends.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

The offering price of $0.15 per share is not an indication of the fair value of our common stock.

The price of the shares offered in the offering was determined by us based on a variety of factors, including:

●	the earnings per share and the per share book value of our common stock;

●	the trading history of our common stock;

●	our operating history and prospects for future earnings;

●	our current performance and financial condition;

●	the prospects of the identification and security industry and markets in which we compete;

●	the general condition of the securities markets at the time of the commencement of the offering; and

●	the prices of equity securities and equity equivalent securities of comparable companies.

The offering price is not necessarily related to our book value, net worth or any other established criteria of fair value and may or may not be considered the fair value of our common stock. After the date of this prospectus, our common stock may trade at prices below the offering price. Our board of directors is not making a recommendation as to whether you should purchase shares of our common stock in the offering.

We have not obtained a recommendation or fairness opinion related to the offering, as a result of which you must make your own determination of whether the offering price is a fair price.

Our board has not obtained a recommendation or fairness opinion related to the offering. The current market price of shares is affected by many factors and may increase or decrease during or subsequent to the offering. You will need to evaluate the value of the shares being offered and the risks inherent in investing, and individually determine if you should purchase shares of our common stock.

Your percentage ownership in us may be diluted by future issuances of capital stock or securities or instruments that are convertible into our capital stock, which could reduce your influence over matters on which shareholders vote.

Our board of directors has the authority, without action or vote of our shareholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, shares that may be issued to satisfy our obligations under our incentive plans, shares of our authorized but unissued preferred stock and securities and instruments that are convertible into our common stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our shareholders vote and, in the case of issuances of preferred stock, likely would result in your interest in us being subject to the prior rights of holders of that preferred stock.

Anti-takeover provisions and restrictions on ownership could negatively impact our shareholders.

Provisions of our articles of incorporation and bylaws could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our shareholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

USE OF PROCEEDS

Our offering is being made on a self-underwritten, best-efforts basis: no minimum number of shares must be sold in order for the offering to proceed. The offering price per share is $0.15. If all of the shares of common stock contained in this offering are sold, we will raise gross proceeds of $15,000,000. The following table sets forth the uses of proceeds assuming sales less than the maximum securities offered for sale by the Company. Each individual use of proceeds is disclosed in the order of priority in which any such proceeds will be used. The offering scenarios presented are for illustrative purposes only, the actual amount of proceeds, if any, may differ. There is no assurance that we will be successful in our efforts.

Amounts Raised as a Percentage of Total Offering $’s in 000’s

	100%	75%	50%	25%	10%
Gross Proceeds	$15,000	$11,250	$7,500	$3,750	$1,500
Registration Costs	75	75	75	75	75
Net Proceeds	14,925	11,175	7,425	3,675	1,425

Use of Proceeds

Repayment of Affiliate Debt - including accrued interest*	2,622	2,622	2,622	2,622	-
Working Capital	$12,303	$8,553	$4,803	$1,053	$1,425

*	assumes repayment as of November 30, 2019

Based on current cash resources, we expect that we will be able to implement our operations through December 31, 2019 as contemplated in our current business plan. Thereafter, we expect that we will need to continue to raise capital through debt and/or equity offerings (including this offering) in order to maintain our operations and/or further implement and grow our operations through December 31, 2020. Our management has determined that the maximum amount of funds received from this offering would be sufficient to cover our plan of operations contemplated hereby. We currently intend to use the net proceeds from this offering for general corporate purposes, including working capital, capital expenditures and repayment of existing affiliate debt. However, there can be no assurance that the Company will raise any funds through its direct participation offering. As with any form of financing, there are uncertainties concerning the availability of such funds and the likelihood that such funds will be available to the Company on terms acceptable to us.

DETERMINATION OF OFFERING PRICE

The price of the shares offered in the offering was determined by our board of directors based on a variety of factors, including:

●	the earnings per share and the per share book value of our common stock;

●	the trading history of our common stock;

●	our operating history and prospects for future earnings;

●	our current performance;

●	the prospects of the identification and security industry and the markets in which we compete;

●	the general condition of the securities markets at the time of the offering; and

●	the prices of equity securities and equity equivalent securities of comparable companies.

Because our shares are thinly traded, our board of directors considered how market prices could be impacted by trades in any one day when determining the price of the shares in this offering.

We cannot assure you that the market price of our common shares will not decline during or after the offering. We also cannot assure you that you will be able to sell the common shares purchased during the offering at a price equal to or greater than the offering price. We urge you to obtain a current quote for our common shares before subscribing to purchase shares in the offering.

PRICE RANGE FOR OUR COMMON STOCK

Our common stock is not traded on any exchange. Our common stock is quoted on the OTCQX marketplace, an interdealer quotation system, under the symbol “IDTY”. The last closing bid price of our common stock on the OTCQX marketplace was $.085 on June 25, 2019. The high and low bid prices of our common stock for the periods indicated are set forth below. The stock prices in the table are derived from quotations on the OTCQX marketplace. Such OTCQX quotations reflect inter-dealer prices, without markup, markdown or commissions. Because our common stock is traded infrequently, these prices may not necessarily represent actual transactions or a liquid trading market.

Quarter Ended	High	Low

September 30, 2017	0.31	0.12
December 31, 2017	0.25	0.10
March 31, 2018	0.30	0.18
June 30, 2018	0.28	0.19
September 30, 2018	0.22	0.17
December 31, 2018	0.19	0.09
March 31, 2019	0.13	0.09
June 30, 2019	0.15	0.08

Holders of our Common Stock

As of June 30, 2019, there were approximately 225 stockholders of record of our common stock. This number does not include shares held by brokerage clearing houses, depositories or others in unregistered form. The stock transfer agent for our securities is Globex Transfer, LLC, 780 Deltona Blvd., Suite 202, Deltona, Florida 32725.

DIVIDEND POLICY

We have never paid dividends on our common stock, and currently do not intend to pay any cash dividends on our common stock in the foreseeable future. In addition, we may incur debt financing in the future, the terms of which will likely prohibit us from paying cash dividends or distributions on our common stock. Even if we are permitted to pay cash dividends in the future, we currently anticipate that we will retain all future earnings, if any, to fund the operation and expansion of our business and for general corporate purposes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2019 on:

●	an actual basis;

●	a pro forma basis, to give effect to the issuance and sale by us of a maximum of 100,000,000 shares of our common stock in the offering, at an offering price of $0.15 per share.

This table should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes thereto appearing elsewhere in this prospectus.

	March 31, 2019
	Actual	Pro Forma Adjustments	Pro Forma As Adjusted
	(in thousands, except share and per share amounts)

Cash and cash equivalents	$2,921	$12,465	$15,386

Stockholders’ equity
Common stock; $0.0001 par value; 1,000,000 shares authorized at March 31, 2019; 478,950,996 shares issued and outstanding at March 31, 2019; and 618,125,854 issued and outstanding pro forma, as of March 31, 2019 (unaudited)	48	10	58
Additional paid-in capital	91,186	14,915	106,101
Accumulated deficit	(78,698)	(119)	(78,817)
Accumulated comprehensive income	232	232	232
Total stockholders’ equity	12,768	14,806	27,754
Total capitalization	$15,689	$27,271	$42,960

The table set forth above is based on 478,950,996 shares of our common stock outstanding as of March 31, 2019.

The outstanding share information in the table above excludes the following:

●	106,853,339 shares of our common stock issuable upon the exercise of stock options with a weighted average exercise price of $0.20 per share;

●	47,453,227 shares of our common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $0.08 per share;

●	other shares of our common stock reserved for future issuance under our 2014 Equity Compensation Plan and our 2017 Incentive Stock Plan; and

●

shares of common stock issuable upon conversion of the interest through the date of repayment at a per share price of $0.20 under that certain Promissory Note dated January 31, 2017 payable to the Theodore Stern Revocable Trust in the principal amount of $2,000,000.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering. The historical net tangible book value (deficit) of our common stock as of December 31, 2018 was approximately $4.5 million, or $0.01 per share. Historical net tangible book value (deficit) per share represents our total tangible assets less our total liabilities, divided by the number of shares of outstanding common stock at December 31, 2018.

After giving effect to the receipt of the net proceeds from our sale of 100,000,000 shares of common stock in this offering at an assumed initial public offering price of $0.15 per share, after deducting estimated offering expenses payable by us, pro forma as adjusted net tangible book value as of December 31, 2018 would have been $19.5 million, or $0.03 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.02 per share to existing stockholders and an immediate dilution of $0.12 per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors (unaudited):

Public offering price per share	$0.15
Net tangible book value per share as of December 31, 2018	$0.01
Increase in net tangible book value per share after this offering	$0.02
Pro forma net tangible book value per share after this offering	$0.03
Dilution in net tangible book value per share to new investors	$0.12

To the extent that we sell more or less than $15,000,000 worth of shares under this offering, or to the extent that some or all sales are made at prices lower than or in excess of the assumed price per share of $0.15, then the dilution reflected in the table above will differ. The above table is based on 518,125,454 shares of our common stock outstanding as of the date of this prospectus adjusted for the assumed sale of 100,000,000 shares of common stock for gross proceeds of $15,000,000 (at the assumed purchase price described above and after deducting estimated offering expenses payable by us). Assuming no adjustments in the offering price per share of common stock of $0.15, new investors will be diluted by $0.12 per share, $0.13 per share, and $0.13 per share in the event 75%, 50%, or 25% of the offering is sold, respectively. In the event we only sell 10% of our offering, resulting in gross proceeds of $1,500,000, new shareholders will be diluted by $0.15 per share.

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

The outstanding share information in the tables above excludes the following:

●	106,853,339 shares of our common stock issuable upon the exercise of stock options with a weighted average exercise price of $0.20 per share;

●	47,453,227 shares of our common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $0.08 per share;

● ●

other shares of our common stock reserved for future issuance under our 2014 Equity Compensation Plan and our 2017 Incentive Stock Plan; and

shares of common stock issuable upon conversion of the interest through the date of repayment at a per share price of $0.20 under that certain Promissory Note dated January 31, 2017 payable to the Theodore Stern Revocable Trust in the principal amount of $2,000,000.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results may differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors.” See “Cautionary Note Regarding Forward-Looking Statements.”

The discussion and analysis of our financial condition and results of operations are based on our financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

As used in this “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” except where the context otherwise requires, the term “we,” “us,” “our,” or “the Company,” refers to the business of Ipsidy Inc.

Overview

Ipsidy Inc. together with its subsidiaries (the “Company”, “we” or “our”), operates an Identity as a Service (IDaaS) platform that delivers a suite of secure, mobile, biometric identity solutions, available to any vertical, anywhere. In a world that is increasingly digital and mobile, our mission is to help our customers know with biometric certainty the identity of the people with whom they are engaging. We provide solutions to everyday problems: Who is applying for a loan? Who is accessing the computer system? Who is at the door?

 Ipsidy provides secure, biometric identification, identity verification and electronic transaction authentication and processing services. We have developed an identity transaction platform for our customers, be they businesses, residences, governments, or other organizations, to enable their users to more easily authenticate their identity to a mobile phone or portable device of their choosing (as opposed to dedicated hardware). Our system enables participants to complete transactions with a digitally signed authentication response, including the underlying transaction data and embedded attributes of the participant’s identity. In this way our systems can provide pre-transaction authentication of identity as well as embed each user’s identity attributes, within every electronic transaction message processed through our platform, or other electronic systems.

We believe that it is essential that businesses and consumers know who is on the other side of an electronic transaction and have an audit trail, proving that the identity of the other party was duly authenticated. Our solutions are intended to provide our customers with the next level of transaction security, control and certainty. Our platform uses biometric and multi-factor identity solutions, which are intended to support a wide variety of electronic transactions. We define “electronic transactions” in the broadest sense to include not only financial transactions (i.e. exchanges of value in all of their forms), and legal transactions (e.g. approving the release of personal or other confidential data), but also access control to physical environments (e.g. entrances to offices, public buildings, data centers and other sensitive locations) and digital environments (e.g. accessing financial accounts, voting systems, email systems and controlling data network log-ins).

The Company’s products focus on the broad requirement for identity authentication and access and transaction controls and associated identity management needs. Organizations of all descriptions require cost-effective and secure mobile electronic solutions for themselves and their customers. We aim to offer our customers solutions that can be integrated into each customer’s business and organizational operations in order to facilitate their use and enhance the end user customer experience.

Our digital mobile wallet applications, or electronic account holders are used to contain different services and accounts that can be easily added and enable users to conveniently and securely effect a variety of electronic transactions, using their identity. One example is for consumers and employees to use their mobile application to authenticate identity, in order to access secure digital, or physical environments. We recently announced the launch of our integrated Verified solution with Datapro as an add-on to their online banking software. Another example is our closed-loop payment account, digital issuance platform, that is intended to offer secure and cost-effective methods of conversion of cash and paper to electronic payments.

The Company’s solutions for fingerprint-based identity management and electronic payment transaction processing have been in the market for several years. For example, in December 2017, we won an international competitive tender to provide our IDSearch Automated Fingerprint Identification de-duplication system (AFIS) to the Zimbabwe Electoral Commission, for them to ensure that no duplicate entries existed in the voter roll for the 2018 election. The AFIS system was delivered under tight deadlines and within budget, in order to enable the voter roll to be published and the election to occur as planned.

Management believes that some of the advantages of the Company’s Identity Transaction Platform approach are the ability to leverage the platform to support a variety of vertical markets including the identity solutions and transaction processing sectors and the adaptability of the platform to the requirements of new markets and new products requiring low cost, secure, and configurable mobile solutions. These vertical markets include but are not limited to banking and payment transactions, elections, schools, public transportation, government and enterprise security. At its core, the Company’s offering, combining its proprietary biometric technologies, with those acquired is intended to facilitate the processing of diverse electronic transactions, be they payments, votes, or physical or digital access, all of which can include identity verification, authentication and identity transaction recording. The Company continues to invest in developing, patenting and acquiring the various elements necessary to enhance the platform, which is intended to allow us to achieve our goals.

The Company was incorporated in the State of Delaware on September 21, 2011 and changed its name to Ipsidy Inc. on February 1, 2017, and our common stock is traded on the OTCQX U.S. Market under the trading symbol “IDTY”. Our corporate headquarters is located at 670 Long Beach Blvd., Long Beach, NY 11561 and our main phone number is (516) 274-8700. We maintain a website at www.ipsidy.com. The contents of our website are not incorporated into, or otherwise to be regarded as part of, this prospectus or any prospectus supplement.

Key Trends

We believe that our financial results will be impacted by several market trends in the identity solutions, security and transaction processing marketplace, including growing concerns over identity theft and fraud, security of officers, residences, places of worship and other public places and the increase in electronic payments, solutions provided by non-bank entities. The key drivers for these alternative payment methods are consumer demands for safe, convenient payment transactions, with less friction. Other drivers are the gaps in the existing value propositions offered by the banks and non-banks mainly because of legacy systems and regulatory constraints, which can stifle innovation and the inability of many consumers to access the banks traditional payment services. Our results are also impacted by the changes in levels of spending on identity solutions and security methods, and thus, negative trends in the global economy and other factors which negatively impact such spending may negatively impact the growth our revenue from those products. The global economy has been undergoing a period of political and economic uncertainty and stock markets are experiencing high levels of volatility, and it is difficult to predict how long this uncertainty and volatility will continue.

We plan to grow our business by increasing the use of our services by our existing customers, by adding new customers by expanding into new markets and innovation. If we are successful in these efforts, we would expect our revenue to continue to grow. In addition, based on the positive trends in the international payment processing industry noted above, we anticipate that as and when more payments are made using electronic and mobile methods, such as those that we offer, our revenue would also increase.

Going Concern

The Company has an accumulated deficit of approximately $78.7 million as of March 31, 2019. The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or obtain additional financing from its stockholders and/or other third parties.

Our consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to meet its obligations and continue its operations for the next fiscal year. The continuation of the Company as a going concern is dependent upon financial support from its stockholders, the ability of the Company to obtain necessary equity or debt financing to continue operations, successfully locating and negotiating with other business entities for potential acquisition and /or acquiring new clients to generate revenues. Although the Company has been successful in raising capital, additional financing or improvement in operations is not assured. In August 2018, the Company entered into Subscription Agreements with accredited investors (the “August 2018 Accredited Investors”) pursuant to which the August 2018 Accredited Investors purchased an aggregate of approximately 64.1 million shares of Common Stock at $0.15 per share for an aggregate purchase price of $9.6 million.

Additionally, the Company in June 2019 entered into Subscription Agreements with accredited investors (“the June 2019 Accredited Investors”) pursuant to which the June 2019 Accredited Investors purchased an aggregate of approximately 38.8 million shares of Common Stock at $0.08 per share for an aggregate purchase price of approximately $3.1 million. From January 2017 through June, 2019 the Company has raised approximately $24.7, million through equity and debt financing.

 Our consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to meet its obligations and continue its operations for the next fiscal year. The continuation of the Company as a going concern is dependent upon financial support from its stockholders, the ability of the Company to obtain necessary equity or debt financing to continue operations, successfully locating and negotiating with other business entities for potential acquisition and /or acquiring new clients to generate revenues. Although the Company has been successful in raising capital, additional financing or improvement in operations is not assured.

In order to further implement its business plan and satisfy its working capital requirements, the Company will need to raise additional capital. There is no guarantee that the Company will be able to raise additional equity or debt financing at acceptable terms, if at all.

There is no assurance that the Company will ever be profitable. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in the notes to our consolidated financial statements. Those material accounting estimates that we believe are the most critical to an investor’s understanding of our financial results and condition are discussed immediately below and are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management to determine the appropriate assumptions to be used in the determination of certain estimates.

Use of Estimates

In preparing these consolidated financial statements in conformity with US GAAP, management is required to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions included in our consolidated financial statements relate to the valuation of long-lived assets, accruals for potential liabilities, and valuation assumptions related to derivative liabilities, equity instruments and share based payments.

Revenue Recognition

An entity recognizes revenue to depict the transfer of promised goods or services to customers in amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Revenue from the sale of unique secure credential products and solutions to customers is recorded at the completion of the project unless the solution includes benefits to the end user in which additional resources or services are required to be provided.

Revenue from cloud-based services arrangements that allow for the use of a hosted software product or service that are provided on a consumption basis (for example, the number of transactions processed over a period of time) is recognized commensurate with the customer utilization of such resources. Generally, the contract calls for a minimum number of transactions to be charged by the Company monthly. Accordingly, the Company records as revenue the minimum transactional fee based on the passage of a month’s time. Amounts more than the monthly minimum, are charged to customers based on the actual number of transactions.

Consulting services revenue is recognized as services are rendered, generally based on the negotiated hourly rate in the consulting arrangement and the number of hours worked during the period. Consulting revenue for fixed-price services arrangements is recognized as services are provided.

Financing revenue related to direct financing leases is recognized over the term of the lease using the effective interest rate method.

Accounts Receivable

All customers are granted credit on a short-term basis and related credit risks are considered minimal. The Company routinely reviews its trade receivables and makes provisions for probable doubtful accounts; however, those provisions are estimates and actual results could differ from those estimates and those differences may be material. Trade receivables are deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts when collection efforts have been exhausted. At December 31, 2018 and 2017 no allowance for doubtful accounts was necessary.

Inventories

Inventories of kiosks held by IDGS S.A.S are stated at the lower of cost (using the first-in, first-out method) or net realizable value. The kiosks provide electronic ticketing for transit systems. Inventory of plastic/ID cards, digital printing material, which are held by Cards Plus Pty Ltd., are at the lower of cost (using the average method) or market. The Plastic/ID cards and digital printing material are used to provide loyal ID and other types of cards. Inventories at December 31, 2018 and 2017 consist of cards inventory and kiosks that have not been placed into service. Any adjustments to reduce the cost of inventories to their net realizable value are recognized in earnings in the current period. As of December 31, 2018 and 2017, the Company recorded an inventory valuation allowance of approximately $700,000 and $350,000, respectively, to reflect the net realizable value of kiosks to $0, which will not be placed into service and are currently held for sale.

Property and Equipment, net

Property and equipment consist of furniture and fixtures and computer equipment, and are stated at cost. Property and equipment are depreciated using the straight-line method over the estimated useful lives of three to five years. Maintenance and repairs are expensed as incurred and improvements are capitalized. Gains or losses on the disposition of property equipment are recorded upon disposal.

Other Assets - Software Development Costs

Other assets consist primarily of costs associated with software development of new product offerings and enhancements to existing applications. Research & development costs are expensed as incurred. Development costs of computer software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. As of December 31, 2018 and 2017, the software is still under development and has not been placed in service. Upon completion, the amounts will be recorded in the appropriate asset category and expensed over their estimated useful lives. During 2018, approximately $680,000 of the software development costs were placed into service and are classified as internally developed software.

Intangible Assets

Excluding goodwill, acquired intangible assets and internally developed software are amortized over their estimated useful lives. Acquired amortizing intangible assets are carried at cost, less accumulated amortization. Internally developed software costs are capitalized upon reaching technological feasibility.

Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of net identified tangible and intangible assets acquired. The Company performs an annual impairment test of goodwill and further periodic tests to the extent indicators of impairment develop between annual impairment tests. The Company’s impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit utilizing qualitative considerations. To determine the fair value of the reporting unit, the Company may use various approaches including an asset or cost approach, market approach or income approach or any combination thereof. These approaches may require the Company to make certain estimates and assumptions including future cash flows, revenue and expenses. These estimates and assumptions are reviewed each time the Company tests goodwill for impairment and are typically developed as part of the Company’s routine business planning and forecasting process. While the Company believes its estimates and assumptions are reasonable, variations from those estimates could produce materially different results. The Company did not recognize any goodwill impairments for the years ended December 31, 2018 and 2017.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.

If the carrying amount of an asset exceeds its undiscounted estimated future cash flows, an impairment review is performed. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Generally fair value is determined using valuations techniques such as expected discounted cash flows or appraisals, as appropriate. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Research and Development Costs

Research and development costs consist of expenditures for the research and development of new products and technology. These costs are primarily expenses to vendors contracted to perform research projects and develop technology for the Company’s products. Research and development costs are expensed as incurred.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. This standard was effective for the calendar year ending December 31, 2018. The Company has reviewed its revenue streams for the current reporting periods and has determined the impact for the new revenue standard (Topic 606) is insignificant.

The Company anticipates that with the evolution of its revenue and operations in 2018, the new revenue standard application will require additional disclosure and reporting. Although the new revenue standard is comprehensive, certain considerations of new contractual arrangements in 2018 will be reviewed on a contract by contract basis as our software (intellectual property) could be a right to use or access, include multiple elements, and certain costs could be capitalized if they meet the criteria of incremental costs of obtaining or fulfilling a contract, etc.

In January 2017, the FASB issued Accounting Standards Update 2017-04, “Intangibles-Goodwill and Other: Simplifying the Test for Goodwill Impairment” (ASU 2017-04). The standard simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amendments of ASU 2017-04, an entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, but the loss cannot exceed the total amount of goodwill allocated to the reporting unit. ASU 2017-04 is effective for the calendar year ending December 31, 2020. The amendments require a prospective approach to adoption and early adoption is permitted for interim or annual goodwill impairment tests. The company is currently evaluating the impact of this standard.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the calendar year ending December 31, 2021. The Company is currently in the process of evaluating the impact of adoption of this ASU on the financial statements.

On June 20, 2018, the FASB issued ASU 2018-07 which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. Previously, share-based payment arrangements to nonemployees were accounted for under ASC 718, while nonemployee share-based payments issued for goods and services were accounted for under ASC 505-50. Before the amendment, the major difference for the Company (but not limited to) was the determination of measurement date which generally is the date on which the measurement of equity classified share-based payments becomes fixed. Equity classified share-based payments for employees was fixed at the time of grant. Equity-classified nonemployee share-based payment awards are no longer measured at the earlier of the date which a commitment for performance by the counterparty is reached or the date at which the counterparty’s performance is complete. They are now measured at the grant date of the award which is the same as share-based payments for employees. The Company adopted the requirements of the new rule as of January 1, 2019, the effective date of the new guidance.

The Company has determined on the date of adoption that the impact of the new standard is not significant.

In February 2016, the FASB issued ASU No. 2016-02 (Topic 842). Topic 842 amends several aspects of lease accounting, including requiring lessees to recognize leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. In July 2018, the FASB issued supplemental adoption guidance and clarification to Topic 842 within ASU 2018-10 “Codification Improvements to Topic 842, Leases” and ASU 2018-11 “Leases (Topic 842): Targeted Improvements.” The new guidance aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. A modified retrospective application is required with an option to not restate comparative periods in the period of adoption.

The Company, effective January 1, 2019 has adopted the provisions of the new standard. The Company decided to use the practical expedients available upon adoption of Topic 842 to aid the transition from current accounting to provisions of Topic 842. The package of expedients will effectively allow Ipsidy to run off existing leases, as initially classified as operating or financing and classify new leases after implementation under the new standard as the business evolves.

The practical expedients elected by the Company in transition permits us not to reassess our prior conclusions about lease identification, lease classification and initial direct costs. Furthermore, we will elect the short-term lease recognition exemption for leases with a term of 12 or less months which are not reasonably certain of exercising any available renewal options that would extend past 12 months. Additionally, we will continue to account for the executory costs of the direct financing lease as previously concluded and the initial direct costs were not considered significant.

The Company has operating leases principally for offices and some of the leases have renewal options. Management evaluates each lease independently to determine the purpose, necessity to its future operations in addition to other appropriate facts and circumstances.

We adopted Topic 842 using a modified retrospective approach for all existing leases at January 1, 2019. The adoption of Topic 842 impacted our balance sheet by the recognition of the operating lease right-of-use assets and the liability for operating leases. The accounting for finance leases (capital leases) was substantially unchanged. Accordingly, upon adoption, leases that were classified as operating leases under the previous guidance were classified as operating leases under Topic 842. The lease liability is based on the present value of the remaining lease payments, discounted using a market based incremental borrowing rate as the effective date of January 1, 2019 using current estimates as to lease term including estimated renewals for each operating lease. As of January 1, 2019, the Company recorded an adjustment of approximately $514,000 to operating lease right-of-use assets (“ROU”) and the related lease liability. See Note 12 for further information with respect to leases.

Adjusted EBITDA

This discussion includes information about Adjusted EBITDA that is not prepared in accordance with GAAP. Adjusted EBITDA is not based on any standardized methodology prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. A reconciliation of this non-GAAP measure is included below.

Adjusted EBITDA is a non-GAAP financial measure that represents GAAP net income (loss) adjusted to exclude (1) interest expense, (2) interest income, (3) provision for income taxes, (4) depreciation and amortization, (5) stock-based compensation expense (stock options and restricted stock) and (6) certain other items management believes affect the comparability of operating results.

Management believes that Adjusted EBITDA, when viewed with our results under GAAP and the accompanying reconciliations, provides useful information about our period-over-period results. Adjusted EBITDA is presented because management believes it provides additional information with respect to the performance of our fundamental business activities and is also frequently used by securities analysts, investors and other interested parties in the evaluation of comparable companies. We also rely on Adjusted EBITDA as a primary measure to review and assess the operating performance of our company and our management, and it will be a focus as we invest in and grow the business. Additionally, we used Adjusted EBITDA in connection with our executive compensation in 2018.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results as reported under GAAP. Some of these limitations are:

●	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

●	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

●	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

●	Adjusted EBITDA does not include the impact of certain charges or gains resulting from matters we consider not to be indicative of our ongoing operations.

Because of these limitations, adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplement to our GAAP results.

Reconciliation of Net Loss to Adjusted EBITDA

(Unaudited)

	Three Months Ended		Year Ended
	March 31, 2019	March 31, 2018	December 31, 2018	December 31, 2017
Net loss	$(2,262,739)	$(2,752,925)	$(10,027,613)	$(17,481,629)

Add Back:

Interest Expense	86,890	239,169	757,801	1,337,081
Depreciation and amortization	160,788	110,676	493,697	475,211
Other	(6,226)	-	(83,649)	4,106,652
Write-off of asset			148,627	212,862
Taxes	13,701	4,561	30,242	28,781
Stock compensation	415,379	738,212	2,675,852	5,650,072

Adjusted EBITDA (Non-GAAP)	$(1,592,207)	$(1,660,307)	$(6,005,043)	$(5,670,970)

The increase in Adjusted EBITDA loss in 2018 compared to 2017 is principally due to the Company’s investment in technical and operating resources required to provide the support for future operations, in addition to incurring a charge of $0.5 million recorded principally for a valuation reserve related to kiosks, offset by revenue earned from the sale of our AFIS and Identity Management System to ZEC.

Adjusted EBITDA loss for the quarter ended March 31, 2019 decreased approximately $0.1 million due to higher revenue offset by an increased investment in salary and technology expense as the Company expanded its infrastructure to support future operations.

Results of Operations and Financial Condition for the Year Ended December 31, 2018 as Compared to the Year Ended December 31, 2017

Revenues

For the year ended December 31, 2018 compared to December 31, 2017, the Company increased revenue by $1.5 million to $3.8 million from $2.3 million. The increase in revenue for the year ended December 31, 2018 is principally due to the revenue recognized under the contract for the AFIS system and services for ZEC.

Cost of sales

During the year ended December 31, 2018 cost of sales increased to $1.3 million from $0.6 million compared to the year ended December 31, 2017 principally due to the costs associated with the delivery of services and systems for ZEC. Cost of sales was lower as a percentage of revenue as production efficiency improved following the installation of new equipment at CardsPlus.

Operating Expenses

Operating expenses for the year ended December 31, 2018 excluding cost of sales decreased by approximately $1.8 million as compared to the same period in 2017 due primarily to a decrease in stock-based compensation expense offset by higher staff and consulting expenses that were added to support current and future operations with a focus on technology. The Company will continue to grow the expense base judiciously to support future opportunities while controlling and/or eliminating certain other expenditures.

Depreciation and amortization expense remained consistent during the year ended December 31, 2018 compared to December 31, 2017.

During the years ended December 31, 2018 and 2017, the Company wrote-off assets that are no longer being used and we do not expect to use in future operations. The asset net values were approximately $149,000 and $216,000 in 2018 and 2017, respectively. The write-off is included in research and development.

Interest Expense

Interest expense decreased during the year ended December 31, 2018 compared to the year ended December 31, 2017 due to the lower levels of average debt outstanding due to the debt for equity conversion in the first quarter of 2017.

Other Income (Expense)

In the first quarter of 2017, the Company entered into certain agreements pursuant to which the investors agreed to waive any existing rights with respect to certain price protection and anti-dilution rights contained in their debt and Stock Purchase Warrants. Therefore, as a result of the conversion and repayment of the outstanding indebtedness and related accrued interest as well as the elimination of anti-dilution rights of Stock Purchase Warrants, the Company no longer holds liabilities with derivatives requiring fair value as of December 31, 2018. As a result of these agreements, the Company recorded a net charge of approximately $4.1 million in 2017. See notes 7 and 8 of the Notes to the Consolidated Financial Statements.

Liquidity and Capital Resources

As of December 31, 2018, current assets were $5.8 million and current liabilities outstanding amounted $1.6 million which resulted in net working capital of $4.2 million.

Net cash used by operating activities was $6.0 million for the year ended December 31, 2018 compared to $6.5 million in 2017. Cash used in operations for 2018 and 2017 was the primarily result of funding the business operations as the Company invests in people, product and infrastructure of a developing business.

Net cash used in investing activities in 2018 was approximately $1.4 million compared to net cash provided by investing activities in 2017 of $0.9 million. The 2018 and 2017 cash used was principally related to investing in the platform to provide products and services.

Net cash provided by financing activities for 2018 and 2017 was approximately $7.9 million and $11.2 million, which consisted primarily of the net proceeds from the sale of common stock in 2018 and 2017. In 2017 also secured funds form the issuance of a note payable.

Description of Indebtedness

As described in Item 1A, (Risk Factors) the Company has a history of losses and may not be able to achieve profitability in the near term. The Company has not been able to achieve positive cash flows from operations and raised additional financing from equity financing and a promissory note payable. The promissory note payable is at an annual interest rate of 10%.

On January 31, 2017, the Company converted the outstanding debt and accrued interest of approximately $6.3 million into approximately 84.8 million shares of common stock, at a conversion price of $0.10 per share unless such shares were initially priced at less than the $0.10 per share. Additionally, the exercise price of approximately 11.7 million warrants to acquire shares of Common Stock were reduced to $.10 per share and certain price protection and anti-dilution provisions were removed. See Notes 7 and 8 related to the Company’s conversion of debt and outstanding note payable.

Additionally, on January 31, 2017, the Company entered and closed a Securities Purchase Agreement with the Stern Trust pursuant to which the Stern Trust invested an aggregate of $3,000,000 into the Company in consideration of the Stern Note and 4,500,000 shares of common stock. The Stern Note bears interest of 10% per annum, which compounds annually.  The Company and the Stern Trust agreed to extend the due date of the Stern Note until April 30, 2020 for an extension fee of 1,500,000 shares of Common Stock at a fair market value of $420,000. On August 9, 2018, the Company prepaid $1,000,000 of principal of the Stern Note plus the related accrued interest of approximately $158,000.

Equity Financing

On March 22, 2017, the Company entered into Subscription Agreements with several accredited investors (the “March 2017 Accredited Investors”) pursuant to which the March 2017 Accredited Investors agreed to purchase an aggregate of 20,000,000 shares of the Company’s common stock for an aggregate purchase price of $4,000,000.

On December 18, 2017, the Company entered into Subscription Agreements with accredited investors (the “December 2017 Accredited Investors”) pursuant to which the December 2017 Accredited Investors agreed to purchase an aggregate of approximately 38.5 million shares of the Company’s common stock for an aggregate purchase price of $5,000,000. In connection with this private offering, the Company agreed to pay Network 1, a registered broker-dealer, a cash fee of $350,000 and issued common stock purchase warrants to acquire 1,153,846 shares of common stock of the Company exercisable for a term of five years at an exercise price of $0.143 per share.

In August, 2018, the Company entered into Subscription Agreements with accredited investors (the “August 2018 Accredited Investors”) pursuant to which the August 2018 Accredited Investors agreed to purchase an aggregate of approximately 63.9 million shares of Common Stock at $0.15 per share for an aggregate purchase price of $9.6 million. The Theodore Stern Revocable Trust (the “Stern Trust”) invested $1 million in this round. Mr. Theodore Stern a director of the Company, is the trustee of the Stern Trust.

In 2019, the Company will continue to be opportunistic as well as judicious in raising additional funds to support its operations and investments as it creates a sustainable organization. There is no guarantee that such financing will be available, or if available on acceptable terms. In order to implement and grow our operations through December 31, 2019 as contemplated in our current business plan, we expect that we will need to raise approximately $7.5 to $10.0 million. In June 2019, the Company entered into Subscription Agreements with accredited investors (“the June 2019 Accredited Investors”) pursuant to which the June 2019 Accredited Investors agreed to purchase an aggregate of approximately 38.8 million shares of Common Stock at $0.08 per share for an aggregate purchase price of approximately $3.1 million. There is no guarantee that our current business plan will not change and, as a result of such change, that we will need additional capital to implement such business plan.

For a complete description of the outstanding debt as of December 31, 2018 and 2017, see Note 6 to the consolidated financial statements.

As of December 31, 2018, the total promissory notes payable is $ 1.9 million ($2.0 million gross), which consist of borrowings, net of discounts and deferred charges.

Off-Balance Sheet Arrangements

We have no off-balance sheet financing arrangements.

Contractual Obligations

As of December 31, 2018, the Company had the following long-term debt obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long Term Debt	$2,000,000	$0	$2,000,000	$0	$0
Operating Leases	$611,100	$289,000	$322,100	$0	$0
Total	$2,611,100	$289,000	$2,322,100	$0	$0

 Going concern

As of March 31, 2019, the Company had an accumulated deficit of approximately $78.7 million. For the three months ended March 31, 2019 the Company earned revenue of approximately $0.7 million and incurred a loss from operations of approximately $2.2 million.

The reports of our independent registered public accounting firms on our consolidated financial statements for the years ended December 31, 2018 and 2017 contained an explanatory paragraph regarding our ability to continue as a going concern based upon our net losses.

These unaudited condensed consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to meet its obligations and continue its operations for the next fiscal year. The continuation of the Company as a going concern is dependent upon financial support from the Company’s current shareholders, the ability of the Company to obtain additional equity financing to continue operations, the Company’s ability to generate sufficient cash flows from operations, successfully locating and negotiating with other business entities for potential acquisition and /or acquiring new clients to generate revenues and cash flows.

There is no assurance that the Company will ever be profitable or be able to secure funding or generate sufficient revenues to sustain operations. As such, there is substantial doubt about the Company’s ability to continue as a going concern. These unaudited condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Three Months Ended March 31, 2019 and March 31, 2018

Revenues, net

During the three months ended March 31, 2019, the Company had revenues of approximately $0.7 million compared to $0.5 million in the three months ended March 31, 2018. There were increases across each region as a result of the introduction of new products and certain election services.

Cost of sales

During the three months ended March 31, 2019, cost of sales was higher than the cost of sales in the three months ended March 31, 2018 principally due to increased revenue at Cards Plus.

Operating Expenses

During the three-month period ended March 31, 2019 compared to March 31, 2018, general and administrative expense decreased by approximately $0.3 million principally due to lower stock compensation charges.

Depreciation and amortization expense increased in three months in the three months ended March 31, 2019 compared to March 31, 2018 due to increased amortization expenses associated with the new platform and services being offered as well as the required change in accounting for lease accounting under the new standard.

Other Income (Expense)

Interest expense

Interest expense decreased in the three months ended March 31, 2019 principally due to a lower level of debt discount and debt amortization expense compared to the three months ended March 31, 2018.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate sufficient cash to satisfy its needs for cash. As of March 31, 2019, the Company had approximately $2.9 million of cash and had $2.2 million of net working capital.

Cash used in operating activities was approximately $1.7 million and $1.8 million in the three months ended March 31, 2019 and March 31, 2018, respectively.

We expect the revenue in the second quarter of 2019 revenue will be less than the second quarter of 2018 as we delivered and earned election services revenues in the second quarter of 2018. However, we are pursuing additional sources of revenue from the implementation of new platform services being offered.

We did not raise funds in the first quarter of 2019 but we raised capital in the second quarter of 2019 (see Subsequent Event). The amount required will be dependent on current operations, future investment and the execution of our business plan. We do not have any formal commitments or arrangements for the sales of stock or the advancement or loan of funds at this time. There can be no assurance that such additional financing will be available to us on acceptable terms, or at market pricing, or at all. Our failure to obtain financing would have a material adverse effect on the organization.

Subsequent Event

The Company in June 2019 entered into Subscription Agreements with accredited investors (‘the June 2019 Accredited Investors”) pursuant to which the June 2019 Accredited Investors purchased an aggregate of 38,763,750 million shares of Common Stock at $0.08 per share for an aggregate purchase price of approximately $3.1 million.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is deemed by our management to be material to investors.

Recent Accounting Policies

The recent material accounting policies that may be the most critical to understanding of the financial results and conditions are discussed in Note 1 of the unaudited financial statements.

BUSINESS

Ipsidy Inc. (formerly known as ID Global Solutions Corporation) (together with its subsidiaries, the “Company”, “we” or “our”) operates an Identity as a Service (IDaaS) platform that delivers a suite of secure, mobile, biometric identity solutions, available to any vertical, anywhere. In a world that is increasingly digital and mobile, our mission is to help our customers know with biometric certainty the identity of the people with whom they are engaging. We provide solutions to everyday problems: Who is applying for a loan? Who is accessing the computer system? Who is at the door?

Ipsidy provides secure, biometric identification, identity verification and electronic transaction authentication and processing services. We have developed an identity transaction platform for our customers, be they businesses, residences, governments, or other organizations, to enable their users to more easily verify and authenticate their identity through a mobile phone or portable device of their choosing (as opposed to dedicated hardware). Our system enables participants to complete transactions with a digitally signed authentication response, including the underlying transaction data. In this way our systems can provide pre-transaction authentication of identity as well as embed each user’s identity attributes, within every electronic transaction message processed through our platform, or other electronic systems.

We believe that it is essential that businesses and consumers know who is on the other side of an electronic transaction and have an audit trail, proving that the identity of the other party was duly authenticated. Our solutions are intended to provide our customers with the next level of transaction security, control and certainty. Our platform uses biometric and multi-factor identity solutions, which are intended to support a wide variety of electronic transactions. We define “electronic transactions” in the broadest sense to include not only financial transactions (i.e. exchanges of value in all of their forms), and legal transactions (e.g. approving the release of personal or other confidential data), but also access control to physical environments (e.g. entrances to offices, public buildings, data centers and other sensitive locations) and digital environments (e.g. accessing financial accounts, voting systems, email systems and controlling data network log-ins).

The Company’s products focus on the broad requirement for identity verification and authentication, and access and transaction controls and associated identity management needs. Organizations of all descriptions require cost-effective and secure mobile electronic transaction solutions for them and their customers. We aim to offer our customers solutions that can be integrated into each customer’s business and organizational operations in order to facilitate their use and enhance the end user customer experience.

Our digital mobile wallet applications, or electronic account holders are used to contain different services and accounts that can be easily added and enable users to conveniently and securely effect a variety of electronic transactions, using their identity. One example is for consumers and employees to use their mobile application to authenticate identity, in order to access secure digital, or physical environments. We recently announced the launch of our integrated Verified solution with Datapro as an add-on to their online banking software. Another example is our closed-loop payment account, digital issuance platform, that is intended to offer secure and cost-effective methods of conversion of cash and paper to electronic payments.

The Company’s solutions for fingerprint-based identity management and electronic payment transaction processing have been in the market for several years. For example, in December 2017, we won an international competitive tender to provide our IDSearch Automated Fingerprint Identification de-duplication system (AFIS) to the Zimbabwe Electoral Commission, for them to ensure that no duplicate entries existed in the voter roll for the 2018 election. The AFIS system was delivered under tight deadlines and within budget, in order to enable the voter roll to be published and the election to occur as planned.

Management believes that some of the advantages of the Company’s Identity Transaction Platform approach are the ability to leverage the platform to support a variety of vertical markets including the identity solutions and transaction processing sectors and the adaptability of the platform to the requirements of new markets and new products requiring low cost, secure, and configurable mobile solutions. These vertical markets include but are not limited to banking and payment transactions, elections, schools, public transportation, government and enterprise security. At its core, the Company’s offering, combining its proprietary biometric technologies, with those acquired is intended to facilitate the processing of diverse electronic transactions, be they payments, votes, or physical or digital access, all of which can include identity verification, authentication and identity transaction recording. The Company continues to invest in developing, patenting and acquiring the various elements necessary to enhance the platform, which is intended to allow us to achieve our goals.

The Company was incorporated in the State of Delaware on September 21, 2011 and changed its name to Ipsidy Inc. on February 1, 2017, and our common stock is traded on the OTCQX U.S. Market under the trading symbol “IDTY”. Our corporate headquarters is located at 670 Long Beach Blvd., Long Beach, NY 11561 and our main phone number is (516) 274-8700. We maintain a website at www.ipsidy.com. The contents of our website are not incorporated into, or otherwise to be regarded as part of, this prospectus or any prospectus supplement

Global Market Opportunity

We believe that there are several market trends that drive growth in the identity solutions and electronic transaction processing marketplace, including growing concerns over identity theft and fraud and the increase in electronic payments, and solutions provided by non-bank entities. Moreover, the individual’s increasing reliance on devices of their choosing, most often a mobile phone, or portable computing device requires solutions providers to incorporate these technologies into their offerings.

While an increasingly digital world drives convenience, it also drives an increasing risk of compromised passwords, security breaches and stolen identities. With every online purchase, e-bill payment and download of new travel, dining and gaming ‘apps’ to a mobile smartphone, the footprint of consumers’ digital identity expands. According to credit reporting company Experian, e-Commerce fraud attacks in the United States increased by 30% in 2017 compared to 2016, while overall eCommerce volumes were up only 16%, indicating that fraud increased at double the rate of e-Commerce sales. (Source Experian: 2017 E-Commerce Fraud Report ). The number of fraud victims in the U.S. rose by eight percent in 2017 to total 16.7 million, according to data released by Javelin Strategy & Research in February 2018. U.S. consumers experienced a total of $16.8 billion in fraud losses (Source: February 12, 2018 ABA Banking Journal)

For social media sites such as Facebook and Twitter, trying to combat fake news and media manipulation, one of the biggest challenges they face is adequately identifying who is posting items on their sites, in order to enforce their Community Standards policies. According to Facebook’s Community Standards Enforcement Report first published in May 2018, they disabled 583 million fake accounts in the first quarter of 2018, in Q2 the number increased to 800 million and in the third quarter a further 754 million fake accounts were closed down. They also state that Facebook prevented millions more fake accounts from being registered. This staggering total of more than 2.1 Billion fake accounts – is similar in number to the total legitimate accounts. (Source: Facebook Community Standards Enforcement Report, November 2018).

To combat fraud and to better confirm customers’ identities, we see an increasing deployment of biometric solutions in the marketplace. In their 2016 report, Goode Intelligence forecast that by 2020 over 1.1 billion financial services customers will be using mobile biometrics to access and secure their accounts, and more than 16 billion mobile biometric payment transactions will be made.

Despite heightened awareness of digital security resulting from a number of high profile incidents, including those at Google+ and Marriott Hotels that exposed personal data of hundreds of millions of consumers, access to digital services and thus our identities is still secured in the majority of cases only through a simple username and password, although more services are introducing two factor authentication. In the United States, the most common identifier is still the social security number, which hacks of Government databases have shown is very vulnerable to being stolen. Governments, institutions and enterprises have therefore become concerned to find more secure ways to verify and authenticate identity and manage the identities of the persons with whom they need to interact, be they employees, customers, authorized users or citizens.

Businesses spend significant capital on acquiring and deploying dedicated equipment to fulfill a variety of their business requirements. The ubiquitous availability and use of mobile devices, which consumers have become accustomed to using for a wide variety of functions, creates the opportunity to dispense with dedicated equipment in favor of an easily downloadable “app” for a mobile device. We are continuing to enhance our solutions for our customers in order to take advantage of this global trend. One example would be access to a locked door by recognition of the presence of the user’s phone instead of a hardware token, using the security features of a mobile device enabled with the Company’s suite of identity solutions. The Company is also enhancing our Access solution by adding frictionless, biometric authentication using IP cameras, under our agreement with Ayonix announced in 2018.

Electronic payments of all forms have continued to grow at a healthy rate. According to Internet Retailer, citing figures from the U.S Commerce Department, consumers spent $453.46 billion on the Internet for retail purchases in 2017, a 16.0% increase compared with $390.99 billion in 2016. That represents the highest growth rate since 2011, when online sales grew 17.5% over 2010. (Source: Stefany Zaroban, Digital Commerce 360 , “U.S. E-commerce Sales Grow 16% in 2017” Feb 16, 2018 ). According to Forrester Research, US retail sales made via smart phone will grow at a compound annual growth rate of 18% in 2019, and will impact more than $1 trillion in revenues at some point in the customer journey. (Source: Threat Matrix, “4 Mobile Fraud Trends to Watch out for in 2019” January 3, 2019 )

The growth in electronic payments reflects the importance of the “hidden payments” market, namely payments undertaken by means of closed loop cards and mobile apps, digital wallets offered by non-banks, mobile money offered by non-banks and virtual currencies.

The key drivers for these alternative payment methods is the cost savings to the merchants while satisfying consumer’s demand for convenient payment transactions with less friction. The gaps in the existing value propositions offered by the banks arise mainly because of legacy systems and regulatory constraints. These can stifle innovation and prevent consumers from easy access to the banks’ traditional payment services. In a growing electronic payments market, these alternative payment methods are therefore perceived by the industry as an important route for both innovation and financial inclusion.

Our Solutions and Products

The Company has established its Identity Transaction Platform with internally developed software as well as acquired and licensed technology, which provide solutions for the following services: (1) biometric capture and matching (e.g. for finger prints, or facial recognition); (2) multi-factor authentication; (3) access control comprising out of band identity and transaction authentication for virtual as well as physical environments; and (4) electronic transactions (e.g. payment transactions).

Identity Transaction Platform Solutions

Ipsidy’s customers can leverage our Identity Transaction Platform by using an Ipsidy out-of-the-box identity solution or by a custom integration. The solutions suite includes a full-range of developer integration tools and documentation that help our customers create their own identity and transaction authentication solutions via integration to our RestFul API’s. Our platform is designed to support a wide variety of identity and electronic transactions across a broad range of verticals. Our technical implementation team can assist our customers to configure our platform, mobile biometric identity authentication application and our AFIS to meet a specific commercial, geographic or market need and to provide the next level of transaction security, control and certainty for everyday transactions. We also make certain services available without integration The Company has the following product lines that are part of our Identity Transaction Platform capabilities:

●	VERIFIED TM – INTEGRATED Our out-of-band, multi-factor authentication solution, which is designed to provide any bank, insurer, enterprise or government department a secure, convenient application for universal identity verification and transaction authentication before or as part of any type of electronic transactions. Integration to the Ipsidy platform allows customers to develop a custom biometric authentication solution that meets their needs. The Ipsidy RESTful APIs provide a simple and secure way to access our Identity Transaction Platform. Users can authenticate their identity through a mobile phone or portable device of their choosing (as opposed to dedicated hardware). The solution includes a detailed audit trail created for each transaction, containing the digitally signed transaction details with proof of identity authentication.

●	PROOF TM The next enhancement of Verified, remotely verifies identity using government issued identity documents. We are extending the capabilities of the Ipsidy mobile app to read the data from any approved identity document and leveraging the Ipsidy platform to compare and biometrically match the reference picture of the document with a live selfie. This solution can eliminate the need for costly face-to-face, in-person ID checks and request a verified identity in seconds. In a world of increasing fraud and security threats, Proof offers our customers confidence in the identities of prospective customers, employees or visitors.

●	IDENTITY - PORTAL Allows an enterprise to enroll customers simply using the Ipsidy portal, without any integration. IDENTITY – PORTAL subsequently biometrically authenticates the identity of their customer as well as authorizes everyday transactions using the caller’s enrolled mobile device. The IDENTITY – PORTAL also supports Proof.

●

ACCESS TM by Ipsidy offers an immediate solution for biometric authentication of individuals seeking entry into a building or controlled area, using Bluetooth beacons to trigger the identity event. The Access solution also offers the ability to issue and schedule digital passes, and a Concierge application provides the building management the ability to monitor employee, resident or visitor access flow as well as perform event exception processing. Recently we announced our partnership with Ayonix to add frictionless, biometric authentication using IP cameras to our Access solution. Cameras will stream images to the Ipsidy platform for biometric matching, the results of which will be displayed on the Concierge App.

TIME TM by Ipsidy is a secure, employee time and attendance mobile app that allows employers to manage attendance across multiple worksites and geographic locations. Employees confirm when they’re on the clock at their location by entering their employee ID, specifying whether they are checking in or out, and taking a quick selfie to confirm their identity. Ipsidy then matches the employee’s real-time selfie against their stored biometric template to confirm the right employee is on the job. The Time app records the time, date and geolocation on each employee record.

Other Identity Products

●	SEARCH TM Our biometric matching software, comprising front-end application software for desktop fingerprint capture, and image processing as well as a back-end fingerprint matching software solution using our own proprietary algorithms and includes an identity management system SEARCH has been successfully used for public elections in Africa, as well as for a governmental application in the United States.

●	CARDPLUS Secure plastic identity credentials and loyalty card products, currently being sold in Africa. Opportunities exist to expand the product offering.

Payment Processing

Payment Gateway and Kiosks

●	TRANXA TM Multi-application payment gateway and switch that provides payment solutions for online retailers and physical merchant locations, currently being offered in Colombia. The gateway functionality includes some support for EMV (global standard for credit and debit cards based on chip card technology) credit card acceptance, cash or credit based bill pay services and cash or credit based pre-paid top- up services for cellular operators. In addition, Tranxa can electronically transfer funds between locations of licensed network operators. The Tranxa gateway platform operates in Colombia and powers the Company’s bill payment and money transmission services for customers of the Colombian Post Office 4/72. The platform also supports what is referred to in Colombia as “correspondent banking”, meaning the provision of cash deposit taking, bill payments and certain other services by remote non-bank locations, thereby extending financial inclusion to more remote and low-income areas, both in Colombia and elsewhere in the region.

●	An unattended kiosk application and backend management system, which when integrated with a transit ticketing system, facilitates fare collection and electronic ticketing for transit systems. (Launched in April 2016 for the City of Bogota Transit Authority).

Modular Mobile Authentication and Authorization Platform

●	Our TRANSACT mobile modular platform, has been developed to support, amongst other things, the issuance and management of closed loop pre-paid accounts (for both physical and virtual cards), an integrated mobile wallet application and consumer loyalty program, a tokenization application with HCE (software architecture that provides exact virtual representation of various electronic identity cards) and an open and closed loop merchant acquiring capability, integrated to our payment gateway and mobile point-of-sale, or MPos application. The platform is multi-lingual and capable of being white labelled for our customers. This is intended to offer a secure and inexpensive solution for conducting electronic transactions, including identity transactions, merchant and peer-to-to peer payments. This platform also supports and is integrated with certain aspects of our identity transaction platform.

●	Our digital mobile wallet application, or electronic account holder is used to contain different services and accounts that can be easily added to effect a variety of transactions. They are intended to take advantage of the potential network effects arising from the successful broadening of our customer base.

Growth Strategy

We seek to extend our position and execute our business plan by continuing to penetrate our existing markets and expand into new geographies and market segments. Our goal is to continue to deliver innovative identity and payment services to our customers that help them achieve their operational or business goals. The execution of our strategy is subject to our obtaining sufficient additional working capital to finance the various initiatives discussed, whether through investment or otherwise. The key components of our strategy are discussed below.

Cross sell to existing customers

The Company is examining opportunities to offer its new platform capabilities and solutions to existing customers. Tokenization of transactions is also a secure processing methodology that has numerous applications across different customer use cases. The Company believes that by using our core technologies we will be able to create a platform that combines our identity technologies with our payment processing capabilities, and thereby, have a more complete offering for customers that are ultimately using only one of those services.

Add new customers

The Company plans to grow its core business through focused sales and marketing of its current products and solutions, as well as its newly developed platforms and solutions. We have added sales, marketing and product professionals who are developing additional distribution channels and seeking out new customers. We are leveraging our internal personnel with resellers, agents and distribution partners, who generally are focused on a particular industry vertical and have an existing customer base to which they can offer our products, in addition to their existing lines. Some of the industry sectors covered by our resellers include e-commerce merchants, facilities management, logistics, houses of worship and communal organizations. These resellers enable us to target a significantly larger customer base, while maintaining a lower overhead of our own FTE’s sales personnel.

Channel Strategy

The Company believes that its channel strategy will be an effective way to bring its products and solutions to a broad market in an efficient and cost-effective way. We have signed and are pursuing channel partners, that play a key role in their respective verticals, such as Datapro a technology provider for banks, SafeTrade for e-commerce business in Africa and Skypatrol logistics company for the trucking industry. These channel partners provide access to their customers, who in turn work with many thousands of individual consumers and businesses all of whom could benefit from the use of our solutions. By entering into agreements with such channel partners and leveraging their relationships, we believe we can expand our footprint much more rapidly and cost effectively, as compared to pursuing separate agreements with each customer.

Enter new markets

The Company has already entered new markets by virtue of our subsidiaries in Colombia and South Africa. The Company believes that the solutions that are currently being offered and developed in those countries will be suitable to be similarly offered in other emerging markets in the Latin American and African regions. Furthermore, the improvements to the Company’s platforms and the expansion of the sales teams are being undertaken with a view to being able to support transaction processing and customers across borders without the need to establish and build new facilities in each new country, thereby reducing the costs of entry into each new market.

Innovation

As the electronic and cybersecurity industry continues to evolve, we aim to be at the forefront by developing new services and solutions that leverage our platform and core competencies and thereby enable us to enter new markets, attract new customers and retain existing ones. We also believe it will be critical to our growth for us to continue to enhance our platform capabilities. We believe the development of new services and solutions will be an important revenue source in the future, and enable us to continue to differentiate our platform and capabilities. The Company believes that by using our core technologies we will be able to create solutions that address some of today’s major global market challenges and opportunities arising in identity solutions and access control, coupled with the ubiquitous use of mobile devices. By combining our core technologies, we have built an identity transaction platform using biometric and multi-factor identity solutions, which are intended to support a wide variety of electronic transactions.

Select Acquisitions

As we have done in the past, we intend to selectively pursue acquisitions that will help us achieve our strategic goals, enhance our technology capabilities and accelerate growth. We believe pursuing these types of acquisitions will increase our ability to work with existing customers, add new customers, enter new markets, develop new services and enhance our processing platform capabilities. However, we have no commitments with respect to any such acquisitions at this time.

Marketing and Sales

The Company has established the position of Director of Marketing to develop and implement a robust marketing and content strategy. The marketing team is tasked with sharpening external brand messaging to help focus the mission, sales strategy and product development as the Company strives to reach new target markets and customers. The objective is to produce industry-specific marketing assets that highlight our platform, solutions, and their role in digital transformation.  The Company plans to undertake a balanced mix of marketing activities including digital advertising, increased social media presence, email campaigns, and newly developed web-content.   Existing marketing assets and sales support materials will be refreshed, revamped, and in many cases simplified for cohesion, ease of use, and rapid comprehension & consumption.

The Marketing, Sales, and Product Development and Customer Success teams are collaborating closely to develop products that our target customers need and want and to convert prospects into new customers with simplified on-boarding experiences.  The Sales and Marketing Teams are also focusing on driving sales and new revenue by developing, attracting, and supporting a partner network of resellers and technology integrators.

Revenue Model

Identity Solutions and Products

The biometric software products are priced based on a multi-year licensing model which is driven by the number of enrollees in the system. The Company expects to provide its new identity transaction platform services based on a subscription model, with tiered fees per enrolled user, card or device, comprising an initial enrollment fee, a periodic subscription and where applicable a per transaction fee. The Company’s CardPlus plastic and credentials card products are sold at a per unit price which will vary based on the configuration of the features and functionality of the product, as well as the services provided.

Payment Processing Solutions and Products

The electronic payment gateway services are volume priced on a per transaction basis. The pricing for the Company’s new closed loop financial payment platform is expected to be based on a combination of transaction fee and a subscription model based on numbers of cardholders and merchants enrolled. The Company also earns leasing income from the rental of unattended kiosks.

Competition

The Company has created an identity transaction platform allowing it to on-board customers who wish to deploy Ipsidy’s services and solutions in order to know with biometric certainty who is engaging with them. Ipsidy’s solutions include the ability to verify the identity of a user, via remote identity proofing, then provide physical and digital access, as well as transaction and device authentication, all digitally signed by the user using their identity. The Company’s platform utilizes commodity, consumer grade mobile devices for customer deployment with users engaging the platform via a corresponding Android or iOS smartphone app.

The Company also offers certain payment processing solutions and smart card products manufacturing and printing. The industry sectors in which these products compete are characterized by rapid change and new entrants. The Company will need to consistently develop and improve its products in order to remain competitive.

In reviewing the competitors that exist for the Company’s current and planned products and platform services relating to biometric identity solutions, the Company considers a number of factors. Ipsidy’s platform approach offers an Identity as a Service (IDaaS) approach which seeks to combine a number of different elements into a single platform. Ipsidy believes that its full stack platform is exceptional in that it provides a combination of SaaS based identity verification and identification services which cover both physical and digital identity access use cases. The competitive landscape includes several companies that mainly address only one or other area, with some addressing multiple areas independently. However, it is believed that some companies are attempting to create combined identity offerings, similar to Ipsidy’s.

In looking at our competition, the Company does not consider providers who do not offer a consumer application solution for smartphones, such as the Ipsidy App. Neither do we consider competitors, which are major conglomerates with vertically integrated cybersecurity companies, due to the vast array of services which they offer. Furthermore, some of the competitors which do offer solutions for both digital and physical use cases, are major legacy providers offering hardware heavy solutions principally for governmental users. These include IDEMIA, Gemalto and Supercom. This is in contrast to Ipsidy’s approach which is based on offering apps which are usable on mobile devices with minimal hardware requirements. Furthermore, our identity solutions are designed to address the requirements of private, commercial and governmental uses for enrolled users.

To further analyze the competitive landscape, the market must be segmented into authentication solution vendors and biometric identification & verification solution providers. Major competitors offering solutions in both areas include IDEMIA, Gemalto, ID.ME, HID Global and Yoti. Major competitors offering only authentication, include Twillio/Authy, HYPR, Datacard, Duo, Daon, and Trusona. Companies offering only biometric identification & verification include NEC, Imageware, Element, and Veridium.

The Ipsidy identity transaction platform is based on a patent-pending methodology, which combines digital signature authentication and biometric identity verification into a single out-of-band transaction. This provides functionality for our customers to have real-time control over their electronic transactions and every-day events through a mobile application, with a detailed audit trail created for each event, containing the digitally signed transaction details and biometric identity of the user. This patent-pending approach of combining transaction details and identity into a single, digitally signed message could allow the Ipsidy platform to be a complimentary solution to many of its competitors and hence differentiate itself in the market.

Companies that focus on offerings for ID proofing, include Jumio, Mitek and Acuant. Companies that provide a single solution may be seeking to combine with authentication and biometric verification technology providers to expand their ID proofing solutions’ capabilities. The Ipsidy platform now offers its own identity proofing service for use in digital onboarding solutions, in conjunction with our biometric authentication and verification solutions.

Another aspect of the competitive landscape for platform service arises from market demand for SaaS based identity services that are both high assurance and low friction. This combination is the ideal balance that Ipsidy and its competitors are trying to achieve. Companies that are believed to be competing with Ipsidy with their offerings today are Callsign, Gemalto, Danal (acquired by Boku in 2018), Datacard/Entrust, and IDEMIA (Formerly Morpho and Obertur). Ipsidy is seeking to improve its position with respect to these competitors in part through the new facial recognition solution which is currently under development, as part of the technology partnership announced with Ayonix. This is intended to reduce friction in Ipsidy’s Access product offering for physical security by the use of IP cameras to obtain the live capture facial images. In addition, Ipsidy offers its customers the flexibility to adapt its solutions to their specific use cases for either high assurance or to decrease friction.

With respect to SaaS based services for physical identity access management, the competitive landscape for Ipsidy also includes companies such as HID Global, NEC, and IDEMIA. All of these companies offer a broad range of solutions from complete biometric access control systems to complex biometric e-gate and passenger flow management solutions. Ipsidy’s offering focuses on the SaaS based biometric identity solutions portion of this market, using mobile apps but also offers API integration with hardware suppliers to create competitive solutions.

There are new entrants into each of these markets continually. Each competitor may have a different offering or approach to solve similar problems, which overlap with those of the Company. Some competitors also include manufacturers who provide systems, or platform solutions to third party operators and, therefore, do not directly compete with the Company, which operates its own systems.

The Cards Plus business faces competition both locally in South Africa and internationally. China has become a source of imports of card products at highly competitive pricing and some local suppliers are reliant on Chinese card manufacturers. Local competitors include Card Technology Services, Easy Card and Open Gate, Cardz Group and XH Smart Technology (Africa). That said, we believe that we are the only significant manufacturer in South Africa using digital print technology.

The payment processing industry has many competitors who provide gateway services, closed loop end-to-end solutions, payment processing, peer-to-peer payments and bill payments. As these types of services are usually supplied by regional or country specific companies, the following summary of this competitive landscape, is focused on those countries or regions the Company is actively pursuing business in today. In Colombia and elsewhere in Latin America where the Company is focused, major competitors include PayU, Credibanco, Redeban, Mercado Pago, Nequi, and QPagos. Some of these companies may on the other hand be potential customers for our identify transaction platform and biometric authentication services. Companies in this region that also compete in those sectors include Veritran, Certicamaras, Olimpia IT, Evertec-Processa and Indra.

Governmental Regulations

The Company does not need or require any approval from government authorities or agencies in order to operate its regular business and operations. However, it is possible that any proposed expansion to the Company’s business and operations in the future would require government approvals.

Due to the security applications and biometric technology associated with the Company’s products and platforms, the activities and operations of the Company are subject to license restrictions and other regulations, such as (without limitation) export controls and other security regulation by government agencies. Expansion of the Company’s activities in payment processing may in due course require government licensing in different jurisdictions and may subject it to additional regulation and oversight.

Data protection legislation in various countries in which the Company does business (including Colombia and the United Kingdom) may require it to register its databases with governmental authorities in those countries and to comply with additional disclosure and consent requirements with regard to the collection, storage and use of personal information of individuals resident in those countries.

Employees and Organization

The Company, as of December 31, 2018, had a total of approximately 85 employees as well as outsourced service providers that are located in four countries: Colombia, South Africa, the United Kingdom and the United States. Beginning in 2017, employees in the U.S. started receiving health benefits on a cost sharing basis and employees in Colombia and South Africa are provided the respective Government required benefits. The Company may enhance or offer additional fringe and welfare benefits in the future as the Company’s profits grow and/or the Company secures additional outside financing.

Subsidiaries

Currently, the Company has three U.S. subsidiaries: Innovation in Motion Inc., Fin Holdings, Inc., and ID Solutions Inc. The Company has three subsidiaries in Colombia: MultiPay S.A.S., IDGS LATAM S.A.S., and IDGS S.A.S. The Company has one subsidiary in South Africa: CardsPlus Pty Ltd. The Company has one subsidiary in the United Kingdom: Ipsidy Enterprises Limited. The Company has one subsidiary in Peru, Ipsidy Perú S.A.C. (formed in June 2019.) The Company is the sole shareholder of all of its subsidiaries.

MANAGEMENT

Officers and Directors

The following table sets forth the name, age and position of each of our directors and executive officers as of June 30, 2019.

Name	Age	Position (s) and Offices Held

Philip D. Beck (2)*	59	Chairman of the Board of Directors, Chief Executive Officer and President
Herbert Selzer (1)(2)(3*)	73	Director
Ricky Solomon (1)(3)	57	Director
Theodore Stern (1*)(2)(3)	89	Director
Stuart Stoller	63	Chief Financial Officer
Thomas Szoke	54	Chief Technology Officer and Director

*	denote Committee Chair

(1)	Audit Committee
(2)	Governance Committee
(3)	Compensation Committee

Philip D. Beck.

Philip was appointed as Chairman of the Board of Directors and Chief Executive Officer of Ipsidy Inc. in February 2017. Prior to joining Ipsidy, Philip founded Planet Payment Inc., a leading international payment processing platform doing business in 24 countries (formerly Nasdaq: PLPM) and served as its Chairman, Chief Executive Officer and President from 1999-2015. Philip has also served as a director of Bluefin Payment Systems from 2013 to 2014, managing member of Parity Labs, a private consulting firm and with his son cofounded the Bridgeworks co-working facility in NY. Philip is an Attorney admitted to practice in NY, and as a Solicitor of the Supreme Court in England and Wales and the British Virgin Islands. Philip previously worked in private practice as an international corporate lawyer for almost 17 years and founded a number of startups prior to Planet Payment.

Herbert Selzer

Herbert Selzer serves as an Independent Director of the Company. Mr. Selzer is an attorney based on New York, New York with a focus in corporate, international estate planning, trust and estates and wealth management. Mr. Selzer has been with Loeb, Block & Partners LLP since 1972 and became a partner in 1978. Prior to 1972, Mr. Selzer was employed by Ernst & Young. Mr. Selzer holds a BS Economics from Brooklyn College, a JD from George Washington University Law Center, an LLM in Taxation from New York University Law School.

Ricky Solomon

Ricky Solomon serves as an Independent Director of the Company. From 1983 to 1998 Mr. Solomon held several positions at Wechsler & Co. (“Wechsler”), a broker dealer focused on convertible securities. During his tenure Mr. Solomon became a partner and a managing director in charge of trading at Wechsler. After spending 15 years at Wechsler, Mr. Solomon joined Paloma as a portfolio manager where he ran a convertible arbitrage book as well as a long short equity book focused on technology stocks from 1998 to 2000.

In 2000, Mr. Solomon became a founding partner of Amaranth, a multi-strategy market neutral hedge fund that grew to almost $10 billion in assets by 2006. There, Mr. Solomon ran global convertible arbitrage and a long short equity book and he was also was a member of the executive committee until leaving Amaranth in 2006. Mr. Solomon joined Verition, another multi- strategy market neutral fund, in 2008 and remained there until 2014. Mr. Solomon joined Tripoint Global Equities from 2016 through mid-2017. In February 2019, Mr. Solomon became a managing partner in A1 capital, a VC focused on artificial intelligence investments. Through the years, Mr. Solomon has structured many financings, both public and private and in multiple industries. He also has been a very active venture capital investor. Mr. Solomon graduated from Emory University in 1983 with a BBA in finance. Mr. Solomon is a limited investor in Renrel Partners LLC (“RPLLC”). RPLLC has entered a branch office relationship with Network 1 Financial Securities Inc. pursuant to which RPLLC provides administrative services relating to the management of a branch office.

Theodore Stern

Mr. Stern has served in several executive positions in the energy and software industries over his career. Previously he served as Chairman of the Board of inContact Inc. from 2000 to 2016 (when the company was acquired). He was Chairman and CEO from 2000 to 2005 when the positions were split. He oversaw the acquisition of four companies and the transition of inContact from a telecommunications company to a rapidly growing software-as-a-service company. Additionally, he previously served as a member of the Board of Directors of Ensync Inc and served on the Governance, Audit and Compensation Committees.

Mr. Stern also was a Senior Executive Vice President and member of the Board of Directors of Westinghouse Electric Corporation until his retirement. In his last position at Westinghouse Electric, Mr. Stern was responsible for multiple business units. Mr. Stern served as Vice Chairman of the Board of Directors of Superconductivity, Inc. of Madison, Wisconsin, a small technology company, until it was acquired in April 2007. Mr. Stern also served on the Board of Directors of Copperweld Corporation of Pittsburgh, Pennsylvania, a privately-owned steel and cable manufacturer, until its acquisition by LTV. Mr. Stern also served on the Board of Directors of Northern Power Systems of Waitsfield, Vermont, a privately-owned manufacturer of renewable and distributed generation systems until it was acquired by Distributed Energy Systems Incorporated (DESC). Mr. Stern also served on the board of directors of DESC. Mr. Stern holds a Bachelor of Science degree in Mechanical Engineering from the Pratt Institute and a Master of Arts degree in Theoretical Mathematics from New York University. He is a fellow of the American Society of Mechanical Engineers and a member of the National Academy of Engineering. He is the author of a number of technical papers on nuclear power technology.

Stuart Stoller

On January 31, 2017, Stuart Stoller was appointed Chief Financial Officer of the Company. Mr. Stoller. Prior to joining the Company served as Chief Financial Officer and Board Member for TestAmerica Environmental Services LLC from May 2016 to October 2017. From December 2013 to April 2016, he was the Chief Financial Officer of Associated Food Stores. Mr. Stoller served as Chief Financial and Administrative Officer for Sleep Innovations from August 2009 to October 2013. Prior to joining Sleep Innovations, Mr. Stoller for 29 years served various roles with the New York Times Company including Senior Vice President for Process Reengineering and Corporate Controller and various capacities at Macy’s which included the role of Senior Vice President and Corporate Controller. He also was the controller of Coopers & Lybrand LLP. He is a Certified Public Accountant.

Thomas Szoke

Thomas R. Szoke serves as Chief Technology Officer and a Director of the Company. Mr. Szoke is a co-founder of Innovation in Motion (“IIM”) a predecessor of Ipsidy and has over 25 years of product engineering, global sales and operations management experience. He has held several executive positions in the Company and has successfully led it from its inception to its listing on the OTC Market as well as expanding its market presence and product portfolio through strategic acquisitions in the United States, South America and Africa. Mr. Szoke pioneered the concept and development of certain product lines as well as its Multi-Factor Out-of-Band Identity and Transaction Authentication Platform.

Prior to founding IIM, Mr. Szoke spent 23 years with Motorola, Inc. holding various management positions in field and product engineering, systems integration, program management and sales. He spent the last 10 years of his career at Motorola in the Biometrics Industry as Director of Integration and Project Management and then Director of Global Business Development for Civil Biometrics. From 2008-2011, Mr. Szoke was President of Thomas Szoke LLC, a technology consulting company focused on identity management and secure credentialing solutions. Mr. Szoke holds a degree in Electrical Engineering and Applied Mathematics from the University of Akron, in Ohio and is fluent in Hungarian.

Director Independence

As the Company is admitted to the OTCQX tier of OTC Markets, the Company is required under the OTCQX Rules for US companies to maintain a Board that has at least two independent directors and an Audit Committee, a majority of the members of which are independent directors. Pursuant to Rule 4200 of The NASDAQ Stock Market one of the definitions of an independent director is a person other than an executive officer or employee of a company. The Company’s board of directors has reviewed the materiality of any relationship that each of the directors has with the Company, either directly or indirectly. Based on this review, the board has determined that there are three (3) independent directors, including all the members of the Audit Committee.

Board & Committees

Board meetings during fiscal 2018

During 2018, the Board of Directors held six meetings as well as committee meetings, as outlined below. Each director attended all of the meetings of the Board and all of the meetings held by all committees on which such director served. The Board also approved certain actions by unanimous written consent.

Committees established by the Board

The Board of Directors has standing Audit, Compensation, and Governance Committees. Information concerning the function of each Board committee follows.

Audit Committee

The Audit Committee is responsible for overseeing management’s implementation of effective internal accounting and financial controls, supervising matters relating to audit functions, reviewing and setting internal policies and procedures regarding audits, accounting and other financial controls, reviewing the results of our audit performed by the independent public accountants, and evaluating and selecting the independent public accountants. The Audit Committee has adopted an Audit Committee Charter which is posted on our Corporate Governance landing page under the tab labeled “Investors” on our website at http://www.ipsidy.com. The Board has not designated a member as the “audit committee financial expert” as defined by the SEC, which is not required at this time. During 2018, the Audit Committee held four meetings in person or through conference calls.

Compensation Committee

The Compensation Committee determines matters pertaining to the compensation of our named executive officers and administers our stock option and incentive compensation plans. The Compensation Committee has adopted a Compensation Committee Charter which is posted on our Corporate Governance landing page under the tab labeled “Investors” on our website at http://www.ipsidy.com. During 2018, the Compensation Committee held two meetings in person or through conference calls.

Governance Committee

The Governance Committee is responsible for considering potential Board members, nominating Directors for election to the Board, implementing the Company’s corporate governance policies, recommending compensation for the Board and for all other purposes outlined in the Governance Committee Charter, which is posted on our Corporate Governance landing page under the tab labeled “Investors” on our website at http://www.ipsidy.com. During 2018, the Governance Committee held one meeting in person or through conference calls.

Nomination of Directors

As provided in its charter, the Governance Committee is responsible for identifying individuals qualified to become directors. The Governance Committee seeks to identify director candidates based on input provided by a number of sources including (1) the Governance Committee members, (2) our other directors, (3) our stockholders, (4) our Chief Executive Officer or Chair of the Board, and (5) third parties such as service providers. In evaluating potential candidates for director, the Governance Committee considers the entirety of each candidate’s credentials.

Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing composition of the Board of Directors. However, at a minimum, candidates for director must possess:

●	high personal and professional ethics and integrity;

●	the ability to exercise sound judgment;

●	the ability to make independent analytical inquiries;

●	a willingness and ability to devote adequate time and resources to diligently perform Board and committee duties; and

●	the appropriate and relevant business experience and acumen.

Legal Proceedings

There are currently no legal proceedings, and during the past 10 years there have been no legal proceedings, that are material to the evaluation of the ability or integrity of any of our directors.

Family Relationships

There are no family relationships among our directors and executive officers. There is no arrangement or understanding between or among our executive officers and directors pursuant to which any director or officer was or is to be selected as a director or officer.

Involvement in Certain Legal Proceedings

To our knowledge, during the last ten years, none of our directors and executive officers has:

●	Had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

●	Been convicted in a criminal proceeding or been subject to a pending criminal proceeding, excluding traffic violations and other minor offenses.

●	Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

●	Been found by a court of competent jurisdiction (in a civil action), the SEC, or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

●	Been the subject to, or a party to, any sanction or order, not subsequently reverse, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics Policy (the “Code of Ethics”) that applies to all directors and officers. The Code of Ethics describes the legal, ethical and regulatory standards that must be followed by the directors and officers of the Company and sets forth high standards of business conduct applicable to each director and officer. As adopted, the Code of Ethics sets forth written standards that are designed to deter wrongdoing and to promote, among other things:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	compliance with applicable governmental laws, rules and regulations;

●	the prompt internal reporting of violations of the Code of Ethics to the appropriate person or persons identified in the code; and

●	accountability for adherence to the Code of Ethics.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers and persons who own more than 10% of the issued and outstanding shares of our common stock to file reports of initial ownership of common stock and other equity securities and subsequent changes in that ownership with the SEC. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2018 all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with.

EXECUTIVE COMPENSATION

The below table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to (i) all individuals serving as the Company’s principal executive officers or acting in a similar capacity during the last two completed fiscal years, regardless of compensation level, and (ii) the Company’s two most highly compensated executive officers other than the principal executive officers serving at the end of the last two completed fiscal years (collectively, the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

Name and	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Philip Beck	2018	350,000	—		1,055,000	262,500		16,545	1,684,045
Chairman of the Board, CEO and President (1)	2017	275,000	2,857		1,935,833	—	45,833	5,071	2,264,594

Thomas Szoke	2018	275,000	—	—	—	36,667	—	—	311,667
President, CEO and Director (2)	2017	262,315	—	—	—	—	—	—	262,315

Douglas Solomon	2018	—	—	—	—	—	—	—	—
Chairman, COO and Former Director (3)	2017	161,458	—	—	—	—	—	—	161,458

Stuart Stoller	2018	234,375	—		353,333	142,500	—	2,305	732,513
CFO (4)	2017	206,250	952		308,611	—	—	—	515,813

(1)	Mr. Beck was hired on January 31, 2017 and as part of his compensation package was granted 15,000,000 stock options which vest 1/3 immediately effective January 31, 2017 with the balance over two years and 15,000,000 shares of restricted stock which shares vest upon attainment of certain performance thresholds. As of December 31, 2018, 14,583,333 of the shares under the options vested and were exercisable, but none of the restricted stock were exercisable. In 2018 and 2017, the stock options carried an expense of $1,055,000 and $1,935,833. There was no expense recorded for the restricted stock as the performance shares criteria were not met. In 2017, according to the terms of Mr. Beck’s employment agreement, a bonus of $2,857 was paid for the purchase of the restricted stock and in 2018 and 2017, $16,545 and $5,701 was expensed for the reimbursement of medical premiums. Mr. Beck has not exercised or realized a gain on these options as of the date of the submission of this report. In 2018, Mr. Beck was paid a bonus of $262,500 for attaining the performance targets as set forth in his employment agreement.
(2)	On January 31, 2017, Mr. Szoke resigned as President and Chief Executive Officer and agreed to serve as Chief Technology Officer. Mr. Szoke remains a director.
(3)	On January 31, 2017, Mr. Solomon resigned as Chairman of the Board and Chief Operating Officer and agreed to serve as Executive Director, Government Relations and Enterprise Security. Mr. Solomon resigned from active service with the Company on September 1, 2017 but remained a director until September 16, 2017 at which time he resigned as a director. On September 13, 2017, Mr. Solomon and the Company entered into a Confidential Settlement Agreement and General Release (the “Settlement Agreement”) pursuant to which the Offer Letter and Executive Retention Agreement entered between the Company and Mr. Solomon dated January 31, 2017 were terminated. As part of the Settlement Agreement, the Company acknowledged that the 20,000,000 stock options previously granted to Mr. Solomon have vested effective as of September 1, 2017.
(4)	Mr. Stoller was hired on January 31, 2017 and as part of his compensation package was granted 5,000,000 stock options which vest over three years and 5,000,000 shares of restricted stock which shares vest upon attainment of certain performance criteria. As of December 31, 2018, 3,194,442 of the shares under the option vested and were exercisable but none of the restricted stock were exercisable. In 2018 and 2017, the stock option carried and expense of $353,333 and $308,611. There was no expense recorded for the restricted stock as the performance criteria were not met. In 2017, according to the terms of Mr. Stoller’s employment agreement, a bonus of $952 was paid related to the purchase of the restricted stock and $2,305 was expensed for the reimbursement of certain medical premiums. Mr. Stoller has not exercised or realized a gain on these options as of the date of the submission of this report. In 2018, Mr. Stoller was paid a bonus of $142,500 for attaining the performance targets as set forth in his employment agreement.

Mr. Beck, Mr. Szoke and Mr. Stoller each are party to an Executive Retention Agreement to encourage the Executive to continue to devote the Executive’s full attention and dedication to the success of the Company, and to provide specification compensation and benefits to the Executive in the event of a Termination Upon Change of Control or certain other terminations pursuant to the terms of this Agreement. These agreements include payment of salary and other benefits for one year in addition to acceleration and vesting of certain stock compensation plans. Each agreement remains in force until the termination of the Executive’s employment.

Pursuant to the Executive Retention Agreements, as more fully described below, certain executive officers could earn additional compensation if certain performance thresholds were met. Mr. Beck and Mr. Stoller met the first set of targets during 2018 and were paid their respective bonuses as indicated above. However, Mr. Beck and Mr. Stoller did not meet their additional specific performance target for 2018 and therefore no additional bonus will be paid or accrued. Mr. Szoke did meet a portion of his performance targets for 2018 and therefore the Company has recorded an accrual of approximately $36,700. The bonus will not be paid until the Company attains certain performance targets and to date the Company has not met those targets. No other incremental compensation targets for any executive were met in 2018. However, the Board of Directors may allocate salaries and benefits to the officers in its sole discretion.

The Company currently has no retirement, pension, or profit-sharing plan covering its officers and directors; The Company provide medical benefits on a cost sharing basis and has a dental plan which is fully paid by the employees cost. See “Executive Agreements” below.)

Grant of Plan-Based Awards

As previously described, in connection with their respective employment arrangements, Philip Beck and Stuart Stoller were awarded 15,000,000 and 5,000,000 common stock options in 2017. Additionally, Philip Beck and Stuart Stoller received 15,000,000 and 5,000,000 restricted common shares in 2017.

There were no grants of plan-based awards or common stock options, to other named executive officers during the year ended December 31, 2018.

Outstanding Equity Awards to Executive Officers

The following table sets forth information with respect to outstanding equity awards held by our named executive officers as of December 31, 2018.

	Option Awards					Stock awards
(a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of shares or units of stock that have not vested (#) (g)	Market value of shares or units of stock that have not vested ($) (h)	Equity Incentive Plan Awards: Number of unearned shares or units of stock or rights that have not vested (#) (i)	Equity Incentive Plan Awards: Market or payout of unearned shares, units or other rights that have not vested ($) (j)
Executive Officer
Philip Beck (1)	20,000,000	20,000,000	—	$0.05 per share	August 12, 2026
Philip Beck (2)	15,000,000	—	—	$0.10 per share	January 31, 2027	15,000,000	1,500,000	—	—
Douglas Solomon	20,000,000	—	—	$0.45 per share	September 25, 2025	—	—	—	—
Stuart Stoller (2)	3,472,222	1,527,778	—	$0.10 per share	January 31, 2027	5,000,000	500,000	—	—
Thomas Szoke	10,000,000	—	—	$0.45 per share	September 25, 2025	—	—	—	—

(1)	The amounts for Philip Beck include previously awarded common stock options for consulting services rendered prior to his employment (20,000,000 stock options) which became exercisable on January 31, 2017 upon his appointment as the Chief Executive Officer of the Company. The consulting services were provided by Parity Labs, LLC, a company principally owned by Mr. Beck and his family.
(2)	The performance criteria for the restricted stock awards to Philip Beck and Stuart Stoller have not been met.
(3)	The above amounts are as of February 15, 2019.

Compensation of Directors

Beginning November 1, 2017, the non-management Directors consisting of Herb Selzer, Theodore Stern and Ricky Solomon will receive $72,000 per annum for Board membership, inclusive of all Board meeting and committee meeting attendance fees in the form of an annual restricted common stock grant commencing November 1, 2017 vesting in quarters at the end of each quarter after the date of the grant. Additionally, they will each receive, an annual retainer for service on each committee of $5,000 to be paid in cash beginning November 1, 2017.

During 2018, the Company recorded expense of $40,000 each for Board Membership and $15,000, $15,000 and $10,000 for Mr. Selzer, Mr. Stern and Mr. Solomon for the annual retainer for service on Board committees.

Executive Employment Agreements

On January 31, 2017, Mr. Beck and the Company entered an Executive Retention Agreement pursuant to which Mr. Beck agreed to serve as Chief Executive Officer and President in consideration of an annual salary of $350,000 of which $50,000 shall be deferred until the Company raises in the aggregate $15 million in debt and/or equity capital. The Company has agreed to provide a bonus of 75% of the base salary upon the Company timely filing its annual report on Form 10-K for the year ended December 31, 2018 and the Company raising gross proceeds of $15 million in debt and/or equity capital (“Milestone 1”) and a bonus of 150% of the base salary upon the Company achieving (i) any merger or sale of the Company or its assets, (ii) the Company achieving adjusted EBITDA of $10 million in a fiscal year, (iii) the Company achieving a listing on a national exchange and then or subsequently raising gross proceeds in the amount of $10 million (if required) and then or subsequently achieving a valuation of $125 million or (iv) the Company achieving $20 million of revenue on a trailing 12 months basis (“Milestone 2”).

The Company also granted Mr. Beck a Stock Option to acquire 15 million shares of common stock of the Company at an exercise price of $0.10 per share for a period of ten years and the Company agreed to a Restricted Stock Purchase Agreement with Mr. Beck pursuant to which Mr. Beck purchased 15 million shares of common stock at a per share price of $0.0001, which shares of common stock vest upon achieving Milestone 2. The Stock Options vest with respect to (i) one-third of the shares of common stock as of January 31, 2017 and (ii) in 24 equal monthly tranches commencing on the grant date.

On January 31, 2017, Mr. Szoke and the Company entered into an Executive Retention Agreement pursuant to which Mr. Szoke agreed to serve as Chief Technology Officer in consideration of an annual salary of $250,000. The Company has agreed to provide a bonus of up to 50% of the base salary in 2017 upon the Company achieving a gross margin to be mutually agreed upon by the Company and Mr. Szoke and a bonus of 75% of the base salary upon the Company achieving Milestone 2. The Company and Mr. Szoke entered into an Indemnification Agreement on January 31, 2017. Mr. Szoke’s annual salary was increased in late 2017 to $275,000 per year. Mr. Szoke did not meet the 2017 bonus requirement.

On January 31, 2017, Douglas Solomon and the Company entered into an Executive Retention Agreement pursuant to which Douglas Solomon agreed to serve as Executive Director, Government Relations and Enterprise Security in consideration of an annual salary of $225,000. The Company has agreed to provide a bonus of up to 50% of the base salary in 2017 upon the Company achieving gross margin to be mutually agreed upon by the Company and a bonus of 75% of the base salary upon the Company achieving Milestone 2. The Company and Mr. Solomon entered into an Indemnification Agreement on January 31, 2017. See below with respect to obligations under Mr. Solomon’s Executive Retention Agreement.

On September 13, 2017, Douglas Solomon and the Company entered into a Confidential Settlement Agreement and General Release (the “Settlement Agreement”) pursuant to which the Offer Letter and Executive Retention Agreement entered between the Company and Mr. Solomon dated January 31, 2017 were terminated effective September 1, 2017 and Mr. Solomon resigned as Executive Director, Government Relations Enterprise Security upon execution of the Settlement Agreement. The Company agreed to pay Mr. Solomon approximately $8,000 representing unused 2017 vacation entitlement and pay for one day, reimburse Mr. Solomon for all expenses consistent with the Company’s reimbursement policy and pay Mr. Solomon’s COBRA employee only benefits through September 2018 if Mr. Solomon elected to be included under such coverage. In addition, the Company acknowledged that the 20,000,000 stock options previously granted to Mr. Solomon have vested effective as of September 1, 2017. The parties also provided mutual releases from all claims, demands, actions, causes of action or liabilities. As further consideration for entering into the Settlement Agreement, Mr. Solomon and the Company entered into an Agency Agreement dated September 13, 2017 pursuant to which Mr. Solomon agreed to be engaged as a non-exclusive sales agent for the Company’s products on an as needed basis for a term of three years in consideration of sales commissions including a monthly non-refundable minimum commission to be paid for 24 months. During the quarter ended September 30, 2017, the Company paid Mr. Solomon approximately $52,000 under the terms of such agreement.

The Company entered an Executive Retention Agreement with pursuant to which Stuart Stoller agreed to serve as Chief Financial Officer in consideration of an annual salary of $225,000. The Company has agreed to provide two different bonus levels upon the achievement of certain performance, financial and other milestones. The Company also granted Mr. Stoller a stock option to acquire 5 million shares of common stock at an exercise price of $0.10 per share for a period of ten years. Further, Company has agreed to a Restricted Stock Purchase Agreement in which Mr. Stoller purchased an additional 5 million shares at a per share price of $0.0001, which shares of common stock vest upon meeting certain performance, financial and other milestones. The Stock Options vest with respect to (i) one third of common stock upon the anniversary of the grant date and (ii) in 24 equal installments commencing on the one year anniversary of the grant.

The Company also entered into an executive employment agreement with Charles D. Albanese as of May 28, 2015, which was subsequently terminated. The Company and Mr. Albanese entered into a Confidential Settlement Agreement pursuant to which Mr. Albanese’s Executive Employment Agreement dated May 28, 2015 was terminated as of January 24, 2017. The Company paid Mr. Albanese $43,462 representing unpaid salary, deferred salary, vacation entitlement and one month’s pay. Upon the Company generating Earnings before Interest, Taxes, Depreciation and Amortization of not less than zero for any quarter published in the Company’s Form 10-Q or Form 10-K, the Company will be required to pay Mr. Albanese $50,000. The Company also paid Mr. Albanese’s COBRA for a period of six months through July 2017. In addition, the parties agreed that Mr. Albanese’s stock options to acquire 2,625,000 shares of common stock that have vested as of the termination date may be exercised prior to their expiration date but all other options shall lapse and no longer be exercisable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On August 10, 2016, the Company entered into a Letter Agreement (the “Amendment”) with Parity Labs, LLC (“Parity”), a company principally owned by Mr. Beck and his family, to amend the compensation section of that certain Advisory Agreement previously entered into between the Company and Parity on November 16, 2015 for the provision of strategic advisory services, to provide for the issuance to Parity of a common stock option (the “Parity Option”) to acquire 20,000,000 shares of common stock of the Company exercisable at $0.05 per share for a period of ten years. The Parity Option vested in entirety upon Mr. Beck becoming the Chief Executive Officer of Ipsidy Inc. on January 31, 2017. The Company’s headquarters are located in Long Beach, New York where the Company currently leases offices on a month to month basis. The facilities are managed by Bridgeworks LLC, (“Bridgeworks”) a company providing office facilities to emerging companies, principally owned by Mr. Beck and his family. The arrangement with Bridgeworks LLC allows the Company to use offices and conference rooms for a fixed, monthly fee of $7,425. The arrangement with Bridgeworks LLC is terminable upon 30 days’ notice. Since 2014, Mr. Beck has served as managing member of Parity, and since 2016, as Chairman, a Member and co-founder of Bridgeworks. During 2018, the Company paid Bridgeworks $89,200 use of facilities respectively and in 2017, paid Parity and Bridgeworks $34,694 and $71,950 for strategic advisory services and the use of the facilities.

On September 13, 2017, one of its former officers and a former director (Douglas Solomon) of the Company entered into a Confidential Settlement Agreement and General Release (the “Settlement Agreement”) pursuant to which the Offer Letter and Executive Retention Agreement entered between the Company and Mr. Solomon dated January 31, 2017 were terminated effective September 1, 2017 and Mr. Solomon resigned as Executive Director, Government Relations Enterprise Security upon execution of the Settlement Agreement. The Company agreed to pay Mr. Solomon approximately $8,000 representing unused 2017 vacation entitlement and pay for one day, reimburse Mr. Solomon for all expenses consistent with the Company’s reimbursement policy and pay Mr. Solomon’s COBRA employee only benefits through September 2018 if Mr. Solomon elected to be included under such coverage. In addition, the Company acknowledged that the 20,000,000 stock options previously granted to Mr. Solomon have vested effective as of September 1, 2017. The parties also provided mutual releases from all claims, demands, actions, causes of action or liabilities. As further consideration for entering into the Settlement Agreement, Mr. Solomon and the Company entered into an Agency Agreement dated September 13, 2017 pursuant to which Mr. Solomon agreed to be engaged as a non-exclusive sales agent for the Company’s products on an as needed basis for a term of three years in consideration of sales commissions including a monthly non-refundable minimum commission to be paid for 24 months. During the year ended December 31, 2018 and December 31, 2017, the Company paid Mr. Solomon approximately $160,000 under the terms of such agreement. Additionally in 2018, Mr. Solomon earned approximately $90,000 in sales commissions.

In connection with the Company’s ability to secure third-party financing during the year ended December 31, 2018, the Company paid Network 1 Financial Securities, Inc. (“Network 1”), a registered broker-dealer, cash fees of $659,000, issued Network 1 2,470,000 common stock purchase warrants at a price of $0.165 cents per share. During the year ended December 31, 2017, the Company paid Network 1 cash fees of $710,000, and issued Network 1 2,200,000 shares of common stock and issued 1,153,846 common stock purchase warrants at a price of $0.143 cents per share. A member of the Company’s Board of Directors maintains a partnership with a key principal of Network 1.

In August 2018, Mr. Stern and Mr. Selzer, directors of the Company, purchased an additional 6,666,667 and 666,667 shares of common stock, respectively, of the common stock offering made by the Company at that time.

In June 2019 Mr. Beck and Mr. Selzer each purchased an additional 625,000 shares of common stock and Mr. Stoller purchased an additional 312,500 shares of common stock respectively, of the common stock offering made by the Company at that time.

PRINCIPAL STOCKHOLDERS

The following table sets forth the number of shares known to be beneficially owned by all persons who own at least 5% of Ipsidy’s outstanding common stock, the Company’s directors, the Company’s executive officers, and the directors and executive officers as a group as of June 30, 2019, unless otherwise noted. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to the shares indicated.

Name	Position	Number of Shares of Common Stock		Percentage of Common Stock (1)
Officers & Directors
Philip Beck	Chairman of the Board, CEO and President	52,125,000	(2)	9.42%
Thomas Szoke	Chief Technology Officer and Director	32,083,317	(3)	6.07%
Theodore Stern	Director	16,857,947	(4)	3.23%
Ricky Solomon	Director	10,765,495	(5)	2.05%
Stuart Stoller	Chief Financial Officer	9,618,056	(6)	1.84%
Herb Selzer	Director	9,181,723	(7)	1.76%
	Total owned by executive officers and directors	130,631,538		24.39%
>5% Shareholders
Andras Vago	Shareholder	47,368,260	(8)	9.14%
Douglas Solomon	Shareholder	40,303,747	(9)	7.45%
Stephen Garchik	Shareholder	38,854,772	(10)	7.48%
Richard Greene	Shareholder	36,171,873	(11)	6.92%
Eric Rand	Shareholder	34,124,857	(12)	6.45%

(1)	Applicable percentage ownership is based on 518,125,454, shares of common stock outstanding as of June 30, 2019. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of are deemed to be beneficially owned by the person holding such securities for computing the percentage of ownership of such person, but are not treated as outstanding for computing the percentage ownership of any other person.
(2)	Includes (i) 2,125,000 shares of common stock, (ii) a stock option to acquire 15,000,000 shares of common stock at $0.10 per share and (iii) a stock option to acquire 20,000,000 shares of common stock at $0.05 per share held by Parity Labs LLC, a private consulting firm which is principally owned by Mr. Beck. Additionally, it includes 15,000,000 restricted common stock shares that vest upon meeting performance criteria. The performance criteria have not been met as of June 30, 2019.
(3)	Includes (i) 19,083,317 shares of common stock, (ii) 3,000,000 shares held by Mr. Szoke’s wife, and (iii) a stock option to acquire 10,000,000 shares of common stock at an exercise price of $0.45 per share.

(4)	Includes (i) 4,885,445 shares of common stock, (ii) 8,166,667 shares of common stock held by Theodore Stern Revocable Trust, (iii) a common stock purchase warrant to acquire 1,000,000 shares of common stock at $0.10 per share issued on April 19, 2016 exercisable for a period of five years at an exercise price of $0.10 per share and (iv) 2,805,835 shares of common stock that may be issued upon the conversion of interest accrued at $0.20 per share as of August 31, 2019 under that certain Unsecured Promissory Note due April 30, 2020. Additionally, it includes 434,084 restricted common stock shares that vest at certain dates through November 30, 2019.

(5)	Includes (i) 4,288,222 shares of common stock, (ii) a stock option to acquire 3,500,000 shares of common stock at an exercise price of $0.0001 per share, (iii) a common stock purchase warrant to acquire 250,000 shares of common stock at an exercise price of $0.40 per share, and (iv) a common stock purchase warrant to acquire 2,727,273 shares of common stock at an exercise price of $0.055 per share Additionally, it includes 434,084 restricted common stock shares that vest at certain dates through November 30, 2019.
(6)	Includes (i) 312,500 shares of common stock and (ii) a stock option to acquire 5,000,000 shares of common stock at $0.10 per share. The Stock Options vest with respect to (a) one-third of the shares of common stock upon January 31, 2018 and (b) in 24 equal monthly tranches commencing on the January 31, 2018. Additionally, it includes 5,000,000 restricted stock common shares that vest upon meeting performance criteria. The performance criteria have not been met as of June 30, 2019.

(7)	Includes (i) 5,363,945 shares of common stock, (ii) 1,537,778 shares of common stock held by Vista Associates, a family partnership, (iii) stock options to acquire 400,000 shares of common stock at an exercise price of $0.10 per share, (iv) a common stock purchase warrant to acquire 1,000,000 shares of common stock at an exercise price of $0.10 per share and (v) a common stock purchase warrant to acquire 880,000 shares of common stock at an exercise price of $0.05 per share. Additionally, it includes 434,084 restricted common stock shares that vest at certain dates through November 30, 2019.
(8)	Includes 3,200,000 shares held by Multipolaris Corporation, 24,968,260 shares held by Interpolaris Pte. Ltd. and 19,200,000 held by MP Informatikai Kft. Mr. Vago is an officer and principal of each of these entities, and he may be deemed the beneficial owner or the shares held by such entities.
(9)	Includes (i) 17,793,444 shares of common stock, (ii) a stock option to acquire 20,000,000 shares of common stock at an exercise price of $0.45 per share, (iii) a common stock purchase warrant to acquire 1,145,667 shares of common stock at an exercise price of $0.10 per share and (iv) a common stock purchase warrants to acquire 1,363,636 shares of common stock at an exercise price of $0.055.
(10)	Includes (i) 35,825,605 shares of common stock, (ii) a common stock purchase warrant to acquire 2,200,000 shares of Common Stock at an exercise price of $0.05 per share, (iii) a common stock purchase warrant to acquire 166,667 shares of Common Stock at $0.10 per share and (iv) a common stock purchase warrant to acquire 312,500 shares of Common Stock at $0.10 per share. In addition, Garchik Universal Limited Partnership, which Mr. Garchik jointly controls with his sister, holds 350,000 shares of common stock.
(11)	Includes (i) 9,933,305 shares of common stock held by the Trust FBO Emily Greene (the “Emily Trust”), (ii) 9,933,305 shares of common stock held by the Trust FBO Victoria Greene (the “Victoria Trust”), (iii) 12,010,264 shares of common stock held by Fifth Melville LLC (“Fifth”), (iv) a common stock purchase warrant held by Fifth to acquire 1,041,665 shares of common stock at $0.10 per share issued on December 23, 2015 exercisable for a period of five years, (v) a common stock purchase warrant held by the Emily Trust to acquire 550,000 shares of common stock at $0.10 per share issued on July 29, 2015 exercisable for a period of five years, (vi) a common stock purchase warrant held by the Victoria Trust to acquire 550,000 shares of common stock at $0.10 per share issued on July 29, 2015 exercisable for a period of five years, (vii) a common stock purchase warrant held by the Emily Trust to acquire 1,076,667 shares of common stock at $0.10 per share issued on September 3, 2015 exercisable for a period of five years, and (viii) a common stock purchase warrant held by the Victoria Trust to acquire 1,076,667 shares of common stock at $0.10 per share issued on September 3, 2015 exercisable for a period of five years. Mr. Greene serves as the trustee for the Victoria Trust and the Emily Trust. Mr. Greene serves as the manager of Fifth.
(12)	Includes the following securities held by Mr. Rand: (i) 23,219,523 shares of common stock, (ii) a common stock purchase warrant to acquire 572,000 shares of common stock at $0.05 per share, (iii) a common stock purchase warrant to acquire 333,334 shares of common stock at $0.10 per share and (iv) a common stock purchase warrant to acquire 10,000,000 shares of common stock at $0.10 per share.

DESCRIPTION OF CAPITAL STOCK

General

The following descriptions of our capital stock and certain provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the fourth amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering and Delaware law.

Upon the completion of this offering, and after giving effect to the reverse stock split, our fourth amended and restated certificate of incorporation will provide for a single class of common stock. In addition, our fourth amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of 1,020,000,000 shares, all with a par value of $0.0001 per share, of which 1,000,000,000 shares will be designated as common stock and 20,000,000 shares will be designated as preferred stock.

As of June 30, 2019, we had outstanding 518,125,454 shares of common stock and no shares of preferred stock.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. See “Dividend Policy.”

Voting Rights

Except as required by law or matters relating solely to the terms of preferred stock, each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our fourth amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a majority of the voting power of the shares present in person or by proxy at the meeting and entitled to vote thereon.

Liquidation

In the event of the liquidation, dissolution or winding up of our company, holders of our common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Upon the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to the certificate of incorporation, we are authorized to issue up to 20,000,000 shares of preferred stock. Our certificate of incorporation authorizes our board, without any further stockholder action or approval, to issue these shares in one or more classes or series, to establish from time to time the number of shares to be included in each class or series and to fix the rights, preferences and privileges of the shares of each wholly unissued class or series and any of its qualifications, limitations or restrictions. Our board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. Additionally, the issuance of preferred stock may decrease the market price of our common stock. We currently have no plans to issue any shares of preferred stock.

Options

As of June 30, 2019, we had options to purchase 106,853,339 shares of our common stock outstanding pursuant to the 2014 Plan and 2017 Plan with exercise prices ranging from $0.0001 to $0.45 per share, with an approximate weighted average exercise price of $0.20 cents per share.

Warrants

As of June 30, 2019, we had outstanding warrants to purchase 47,453,227 shares of common stock with exercise prices ranging from $0.05 to $0.58 per share, with an approximate weighted average exercise price of $0.08 per share.

Interest Shares

On January 31, 2017, the Company entered and closed a Securities Purchase Agreement with the Theodore Stern Revocable Trust (the “Stern Trust”) pursuant to which the Stern Trust invested an aggregate of $3,000,000 into the Company in consideration of a Promissory Note (the “Stern Note”) and 4,500,000 shares of common stock. The Stern Note is payable two years from the date of issuance and bears interest of 10% per annum, which compounds annually. The Stern Note may be prepaid in whole or in part by the Company at any time without penalty; provided, that any partial payment of principal must be accompanied by payment of accrued interest to the date of prepayment. The Stern Trust may convert interest payable under the Stern Note into shares of common stock of the Company at a conversion price of $0.20 per share. The Company is required to repay all outstanding principal and accrued but unpaid interest on this Note upon the Company (including any of its subsidiaries) closing on financing that, individually or collectively, generates gross proceeds equal to or more than $15,000,000.

Authorized but Unissued Capital Stock

We have authorized but unissued shares of preferred stock and common stock, and our board of directors may authorize the issuance of one or more series of preferred stock without stockholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

●	any breach of the director’s duty of loyalty to us or our stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

●	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our bylaws also will provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Transfer Agent and Registrar

The stock transfer agent for our securities is Globex Transfer, LLC, 780 Deltona Blvd., Suite 202, Deltona, Florida 32725, and its telephone number is 813-334-4464.

PLAN OF DISTRIBUTION

We are selling up to 100,000,000 shares of our common stock in the offering directly to investors at a price of $0.15 per share. The offering price will remain fixed for the duration of the offering. There is no minimum amount required for this offering to close. The minimum investment amount for a single investor is $10,000. Subscriptions for less than the minimum investment will be rejected. The shares are being offered only to investors in those states and territories where we have registered this offering or an exemption from securities registration is available.

The offering is not being made through an underwriter or placement agent. Therefore, the Company will receive all proceeds from this offering. We will enter into a subscription agreement directly with investors in connection with the offering. We have made no arrangement to address the possible effect of the offering on the market price of our common stock.

Our officers and directors will attempt to sell the shares directly to investors. Our officers and directors will not receive commissions or any other remuneration from any such sales, other than their normal compensation, but they will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with any solicitation. Other employees of the Company may assist in the offering in ministerial capacities, providing clerical work in effecting a subscription or answering questions of a ministerial nature. Our other employees have been instructed not to solicit subscriptions for the purpose of purchasing shares of our common stock in the offering. We will rely on Rule 3a4-1 under the Exchange Act, and the solicitation of sales in the offering will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of our shares of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the common shares.

The Company will pay all expenses incidental to the registration of the shares (including registration pursuant to the securities laws of certain states and territories).

To properly subscribe for shares in the offering, the appropriate sections of a subscription agreement must be completed. The form of subscription agreement is included as an exhibit to the registration statement of which this prospectus forms a part. Subscriptions will be accepted, in the discretion of our board of directors, only if accompanied by a completed subscription agreement and payment of the subscription price for the shares to be purchased. Subscriptions will not be deemed accepted by us until the subscription agreement has been executed on behalf of the Company.

Subscribers may not revoke subscription agreements at any time except with our consent. We reserve the right to cancel accepted subscriptions or to terminate the offering at any time and for any reasons, and to reject, in whole or in part and in our sole discretion, any subscription. Shares also will not be issued to any person who, in our opinion, would be required to obtain prior clearance or approval from any state or federal regulatory authority to own or control such securities, unless such person has obtained such approval.

If we do not accept a subscription, we will return subscription funds without deduction and without interest thereon, as soon as practicable thereafter.

Our officers and directors who will offer and sell the shares offered hereby are aware that they are required to comply with the provisions of Regulation M under the Exchange Act. With certain exceptions, Regulation M precludes the officers and directors, or other person who participates in the distribution of shares in this offering from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

LEGAL MATTERS

The validity of the common stock that is offered hereby will be passed upon by Fleming PLLC, New York, New York.

EXPERTS

The financial statements of Ipsidy Inc. as of December 31, 2018 and 2017 and for each of the years then ended included in this Registration Statement, of which this Prospectus forms a part, have been so included in reliance on the report of Cherry Bekaert LLP, an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC under the Securities Act covering the securities offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information that you can find in that registration statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information about us and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed as part of the registration statement.

In addition, we file annual, quarterly and other reports, proxy statements and other information with the SEC. Our current SEC filings and the registration statement and accompanying exhibits may be inspected without charge at the public reference facilities of the SEC located at 100 F Street, N. E., Washington, D.C. 20549. You may obtain copies of this information at prescribed rates. The SEC also maintains a website that contains reports, proxy statements, registration statements and other information, including our filings with the SEC. The SEC website address is www.sec.gov. You may call the SEC at 1-800-SEC-0330 to obtain further information on the operations of the public reference room.

We make available free of charge through our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement on Schedule 14A and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Information about us can be found on the internet at the Company’s website at www.ipsidy.com. Please note that our website address is provided as an inactive textual reference only. Information contained on or accessible through our website is not part of this prospectus and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this prospectus.

Ipsidy Inc.

IPSIDY INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2019	2018
	(Unaudited)
ASSETS
Current Assets:
Cash	$2,920,895	$4,972,331
Accounts receivable, net	677,826	130,875
Current portion of net investment in direct financing lease	60,313	58,727
Inventory	165,352	133,541
Other current assets	524,217	471,834
Total current assets	4,348,603	5,767,308

Property and Equipment, net	216,780	204,000
Other Assets	2,127,999	1,566,177
Intangible Assets, net	3,169,734	3,310,184
Goodwill	6,736,043	6,736,043
Net investment in direct financing lease, net of current portion	544,350	560,036
Total assets	$17,143,509	$18,143,748

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$1,562,928	$1,302,226
Finance lease obligation, current portion	31,834	30,898
Notes payable, current portion	4,926	—
Deferred revenue	551,894	236,270
Total current liabilities	2,151,582	1,569,394

Notes payable, net of discounts and current portion	1,892,673	1,853,648
Finance lease obligation, net of current portion	76,292	84,610
Other liabilities	254,998	45,000
Total liabilities	4,375,545	3,552,652

Commitments and Contingencies (Note 12)

Stockholders’ Equity:
Common stock, $0.0001 par value, 1,000,000,000 shares authorized; 478,950,996 shares issued and outstanding	47,895	47,895
Additional paid in capital	91,186,061	90,770,682
Accumulated deficit	(78,697,974)	(76,435,235)
Accumulated comprehensive income	231,982	207,754
Total stockholders’ equity	12,767,964	14,591,096
Total liabilities and stockholders’ equity	$17,143,509	$18,143,748

See notes to condensed consolidated financial statements.

IPSIDY INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended March 31,
	2019	2018

Revenues:
Products and services	$723,941	$507,927
Lease income	16,437	17,862
Total revenues, net	740,378	525,789

Operating Expenses:
Cost of Sales	176,463	120,248
General and administrative	2,567,135	2,798,699
Research and development	4,366	5,361
Depreciation and amortization	160,788	110,676
Total operating expenses	2,908,752	3,034,984

Loss from operations	(2,168,374)	(2,509,195)

Other Income (Expense):
Other Income (Expense):	6,226	—
Interest expense, net	(86,890)	(239,169)
Other expense, net	(80,664)	(239,169)

Loss before income taxes	(2,249,038)	(2,748,364)

Income Taxes	(13,701)	(4,561)

Net loss	$(2,262,739)	$(2,752,925)

Net Loss Per Share - Basic and Diluted	$(0.00)	$(0.01)

Weighted Average Shares Outstanding - Basic and Diluted	478,950,996	404,254,263

See notes to condensed consolidated financial statements.

IPSIDY INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended
	March 31,
	2019	2018
Net Loss	$(2,262,739)	$(2,752,925)
Foreign currency translation gain	24,228	26,289
Comprehensive loss	$(2,238,511)	$(2,726,636)

See notes to condensed consolidated financial statements.

IPSIDY INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Income	Total
Three Months Ended March 31, 2019
Balances, December 31, 2018	478,950,996	47,895	90,770,682	(76,435,235)	207,754	14,591,096
Stock-based compensation	—	—	415,379	—	—	415,379
Net loss	—	—	—	(2,262,739)	—	(2,262,739)
Foreign currency translation	—	—	—	—	24,228	24,228
Balances, March 31, 2019	478,950,996	$47,895	$91,186,061	$(78,697,974)	$231,982	$12,769,964

Three Months Ended March 31, 2018
Balances, December 31, 2017	403,311,988	$40,331	$79,053,339	$(66,407,622)	254,851	12,940,899
Stock-based compensation	720,000	72	738,140	—	—	738,212
Exercise of common stock warrants	1,676,240	168	(168)	—	—	—
Net loss	—	—	—	(2,752,925)	—	(2,752,925)
Foreign currency translation	—	—	—	—	26,289	26,289
Balances, March 31, 2018	405,708,228	$40,571	$79,791,311	$(69,160,547)	$281,140	$10,952,475

See notes to condensed consolidated financial statements.

IPSIDY INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,262,739)	$(2,752,925)
Adjustments to reconcile net loss with cash flows from operations:
Depreciation and amortization expense	160,788	110,676
Stock-based compensation	415,379	738,212
Amortization of debt discounts and issuance costs	27,441	144,065
Changes in operating assets and liabilities:
Accounts receivable	(557,737)	(514,722)
Net investment in direct financing lease	14,100	12,675
Other current assets	213,842	(169,973)
Inventory	(42,424)	(196,655)
Accounts payable and accrued expenses	(28,964)	380,899
Deferred revenue	315,624	416,301
Net cash flows from operating activities	(1,744,690)	(1,831,447)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(14,900)	(10,474)
Investment in other assets	(315,282)	(182,140)
Net cash flows from investing activities	(330,182)	(192,614)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on finance lease obligation	(7,381)	(6,551)
Net cash flows from financing activities	(7,381)	(6,551)

Effect of Foreign Currencies	30,817	29,153

Net Change in Cash	(2,051,436)	(2,001,459)
Cash, Beginning of the Period	4,972,331	4,413,822
Cash, End of the Period	$2,920,895	$2,412,363

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$3,392	$4,223
Cash paid for income taxes	$13,701	$4,561

Non-cash Investing and Financing Activities:
Purchase of vehicle with note payable	$16,510	$—
Recognition of lease right to use assets and liabilities	$514,473	$—

See notes to condensed consolidated financial statements.

IPSIDY INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BASIS OF PRESENTATION

In the opinion of Management, the accompanying unaudited condensed consolidated financial statements are prepared in accordance with instructions for Form 10-Q, include all adjustments (consisting only of normal recurring accruals) which we considered as necessary for a fair presentation of the results for the periods presented. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2018. The results of operations for the three months ended March 31, 2019 are not necessarily indicative of the results to be expected for future periods or the full year.

The condensed consolidated financial statements include the accounts of Ipsidy Inc. and its wholly-owned subsidiaries Innovation in Motion, Inc., MultiPay S.A.S., ID Global LATAM, IDGS S.A.S., ID Solutions, Inc., FIN Holdings Inc., Ipsidy Enterprises Limited, and Cards Plus Pty Ltd. (collectively the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

Going concern

As of March 31, 2019, the Company had an accumulated deficit of approximately $78.7 million. For the three months ended March 31, 2019, the Company earned revenue of approximately $0.7 million and incurred a loss from operations of approximately $2.2 million.

The reports of our independent registered public accounting firm on our consolidated financial statements for the years ended December 31, 2018 and 2017 contained an explanatory paragraph regarding our ability to continue as a going concern based upon our net losses and accumulated deficit.

These unaudited condensed consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to meet its obligations and continue its operations for the next fiscal year. The continuation of the Company as a going concern is dependent upon financial support from the Company’s current shareholders, the ability of the Company to obtain additional equity financing to continue operations, the Company’s ability to generate sufficient cash flows from operations, successfully locating and negotiating with other business entities for potential acquisition and /or acquiring new clients to generate revenues and cash flows.

There is no assurance that the Company will ever be profitable or be able to secure funding or generate sufficient revenues to sustain operations. As such, there is substantial doubt about the Company’s ability to continue as a going concern. These unaudited condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Net Loss per Common Share

The Company computes net loss per share in accordance with FASB ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the statement of operations. Basic EPS is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible notes and stock warrants, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options, warrants and conversion of convertible notes. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. The following potentially dilutive securities were excluded from the calculation of diluted loss per share for the three months ended March 31, 2019 and 2018 because their effect was antidilutive:

Security	2019	2018
Stock Options	106,253,339	107,958,331
Warrants	46,201,477	45,964,543
Total	152,454,816	153,922,874

Inventories

Inventories of kiosks held by IDGS S.A.S are stated at the lower of cost (using the first-in, first-out method) or net realizable value. The kiosks provide electronic ticketing for transit systems. Inventory of plastic/ID cards, digital printing material, which are held by Cards Plus Pty Ltd., are at the lower of cost (using the average method) or net realizable value. The Plastic/ID cards and digital printing material are used to provide plastic loyal ID and other types of cards. Inventories at March 31, 2019 and December 31, 2018 consist of kiosks that were not placed into service and are held for sale and cards inventory. Any adjustments to reduce the cost of inventories to their net realizable value are recognized in earnings in the current period. As of March 31, 2019 and December 31, 2018, the Company recorded an inventory valuation allowance of approximately $589,000 and $707,000, respectively, to reflect net realizable value of the kiosks that are being held for sale and the Company believes no valuation allowance was necessary regarding the cards inventory.

Leases

In February 2016, the FASB issued ASU No. 2016-02 (Topic 842). Topic 842 amends several aspects of lease accounting, including requiring lessees to recognize leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. In July 2018, the FASB issued supplemental adoption guidance and clarification to Topic 842 within ASU 2018-10 “Codification Improvements to Topic 842, Leases” and ASU 2018-11 “Leases (Topic 842): Targeted Improvements.” The new guidance aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. A modified retrospective application is required with an option to not restate comparative periods in the period of adoption.

The Company, effective January 1, 2019 has adopted the provisions of the new standard. The Company decided to use the practical expedients available upon adoption of Topic 842 to aid the transition from current accounting to provisions of Topic 842. The package of expedients will effectively allow Ipsidy to run off existing leases, as initially classified as operating or financing and classify new leases after implementation under the new standard as the business evolves.

The practical expedients elected by the Company in transition permits us not to reassess our prior conclusions about lease identification, lease classification and initial direct costs. Furthermore, we will elect the short-term lease recognition exemption for leases with a term of 12 or less months which are not reasonably certain of exercising any available renewal options that would extend past 12 months. Additionally, we will continue to account for the executory costs of the direct financing lease as previously concluded and the initial direct costs were not considered significant.

The Company has operating leases principally for offices and some of the leases have renewal options. Management evaluates each lease independently to determine the purpose, necessity to its future operations in addition to other appropriate facts and circumstances.

We adopted Topic 842 using a modified retrospective approach for all existing leases at January 1, 2019. The adoption of Topic 842 impacted our balance sheet by the recognition of the operating lease right-of-use assets and the liability for operating leases. The accounting for finance leases (capital leases) was substantially unchanged. Accordingly, upon adoption, leases that were classified as operating leases under the previous guidance were classified as operating leases under Topic 842. The lease liability is based on the present value of the remaining lease payments, discounted using a market based incremental borrowing rate as the effective date of January 1, 2019 using current estimates as to lease term including estimated renewals for each operating lease. As of January 1, 2019, the Company recorded an adjustment of approximately $514,000 to operating lease right-of-use assets (“ROU”) and the related lease liability. See Note 12 for further information with respect to leases.

See the subsequent Notes 7, 10, 11 and 12 to Notes to Condensed Consolidated Financial Statements for Additional Information.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”). Topic 606 supersedes the revenue recognition requirements in ASU Topic 605, Revenue Recognition (“Topic 605”), and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the considerations to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 also includes Subtopic 340-40, Other Assets and Deferred Costs - Contracts with Customers, which discusses the deferral of incremental costs of obtaining a contract with a customer, including the period of amortization of such costs. Collectively, we refer to Topic 606 and Subtopic 340-40 as the “new standard.” The new standard was adopted by the Company in the year beginning January 1, 2018.

The two permitted transition methods under the new standard are the full retrospective method, in which the new standard would be applied to each prior reporting period presented and the cumulative effect of applying the new standard would be recognized at the earliest period shown, or the modified retrospective method, in which the cumulative effect of applying the new standard would be recognized at the date of initial application. Based on our assessment, the impact of the new standard on our operations in prior periods was not significant. Below is the Company’s revenue recognition policy determined by revenue stream for its significant revenue generating activities through March 31, 2019.

Cards Plus - The Company recognizes revenue for the design and production of cards when products are shipped or a services have been performed due to the short term nature of the contracts.

Payment Processing – The Company recognizes revenue for variable fees generated for payment processing solutions that are earned on a usage fee over time based on monthly transaction volumes or on a monthly flat fee rate. Additionally, the Company also sells certain equipment from time to time for which revenue is recognized upon delivery to the customer.

Identity Solutions – The Company recognizes revenue based on the identified performance obligations over the performance period for fixed consideration and for variable fees generated that are earned on a usage fee based over time based on monthly transaction volumes or on a monthly flat fee rate. The Company had a deferred revenue contract liability of approximately $531,000 and $236,000 as of March 31, 2019 and December 31, 2018 for certain revenue that will be earned in future periods. The majority of the $236,000 of deferred revenue contract liability as of December 31, 2018 was earned in the three months ended March 31, 2019. We anticipate that approximately $400,000 of the deferred revenue contract liability as of March 31, 2019 will be earned in the year ended December 31, 2019.

In 2018, the Company introduced a pay for performance plan for internal and external sales force, which is based on a percentage of revenues received by the Company. In the three months ended March 31, 2019 and March 31, 2019, no commissions were earned. We will defer and amortize any direct and incremental commission as well as costs to obtain a contract over the term of the related contracts. As of March 31, 2019 and December 31, 2018, there were no deferred commission.

We will review each new contract for the related performance obligations and related revenue and expense recognition implications. We expect that the revenues derived from the new identity services could include multiple performance obligations. A performance obligation under the new revenue standard is defined as a promise to provide a “distinct” good or service to a customer. The Company has determined that one possible treatment under the new standard is that these services will represent a stand-ready series of distinct daily services that are substantially the same, with the same pattern of transfer to the customer. Further, the Company has determined that the performance obligation to provide account access and facilitate transactions may meet the criteria for the “as invoiced” practical expedient, in that the Company has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date. As a result, the Company anticipates it may recognize revenue in the amount to which the Company has a right to invoice, based on completed performance at the relevant date. Additionally, the contracts could include implementation services, or support on an “as needed” basis and we will review each contract and determine whether such performance obligations are separate and distinct and apply the new standard accordingly to the revenue and expense derived from or related to each such service. A more complete analysis of the impact of the standard on these contracts will be performed at the period of time when services are expected to commence and the conclusions reached by management may be different from those described above. For the quarter ended March 31, 2019, no revenues were recognized or required to be recognized under this practical expedient.

Additionally, the Company will capitalize the incremental costs of acquiring and fulfilling a contract with a customer if the Company expects to recover those costs. The incremental costs of acquiring and fulfilling a contract are those that the Company incurs to acquire and fulfill a contract with a customer that it would not have incurred if the contract had not been acquired (for example, a sales commission or specific incremental costs associated with the contract).

The Company capitalizes the costs incurred to acquire and fulfill a contract only if those costs meet all the following criteria:

a.	The costs relate directly to a contract or to an anticipated contract that the Company can specifically identify.
b.	The costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future.
c.	The costs are expected to be recovered.

The Company will capitalize contract acquisition and fulfillment costs related to signing or renewing contracts that meet the above criteria, which will be classified as contract cost assets in the Company’s Consolidated Balance Sheets.

Contract cost assets are amortized using the straight-line method over the expected period of benefit beginning at the time revenue begins to be realized. The amortization of contract fulfillment cost assets associated with facilitating transactions are recorded as cost of services in the Company’s Consolidated Statements of Operations. The amortization of contract acquisition cost assets associated with sales commissions that qualify for capitalization are recorded as selling, general and administrative expense in the Company’s Consolidated Statements of Operations.

As of March 31, 2019, and December 31, 2018, the Company had deferred contract costs, represented by contract cost assets of approximately $5,000 and $11,000, respectively which are included in other currents assets for certain costs incurred for the future delivery of election support services. The performance obligation will be met over the next two years and the costs will be expensed as the associated revenue is recognized as the Company performances its obligations.

As of March 31, 2019, and December 31, 2018, the Company had approximately $15,000 of accounts payable and accrued expenses related to the delivery of biometric identity system and services. The $15,000 will be paid in accordance with the terms of the service provider agreements.

Share Based Payments

On June 20, 2018, the FASB issued ASU 2018-07 which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. Previously, share-based payment arrangements to nonemployees were accounted for under ASC 718, while nonemployee share-based payments issued for goods and services were accounted for under ASC 505-50. Before the amendment, the major difference for the Company (but not limited to) was the determination of measurement date which generally is the date on which the measurement of equity classified share-based payments becomes fixed. Equity classified share-based payments for employees was fixed at the time of grant. Equity-classified nonemployee share-based payment awards are no longer measured at the earlier of the date which a commitment for performance by the counterparty is reached or the date at which the counterparty’s performance is complete. They are now measured at the grant date of the award which is the same as share-based payments for employees. The Company adopted the requirements of the new rule as of January 1, 2019, the effective date of the new guidance.

The Company has determined on the date of adoption that the impact of the new standard is not significant.

Beginning in 2019, the Company in accordance with the requirements of the new standard will expense the fair value of the existing non-employee share-based payments over their vesting period using the fair value determined on the date of adoption. See note 9 of the notes to condensed consolidated financial statements as employee and non-employee share-based payments are presented.

NOTE 2 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following as of March 31, 2019 and December 31, 2018:

	2019	2018
Computers and equipment	$269,852	$238,442
Furniture and fixtures	156,867	156,867
	426,719	$395,309
Less Accumulated depreciation	209,939	191,309
Property and equipment, net	$216,780	$204,000

Depreciation expense totaled $18,630 and $17,267 for the three months ended March 31, 2019 and 2018, respectively.

NOTE 3 – OTHER ASSETS

The Company’s other assets consist of software being developed for new product offerings that have not been placed into service and the operating lease ROU assets. The balances as of March 31, 2019 and December 31, 2018 are:

	2019	2018
Software and development	$1,919,688	$1,566,177
Operating Lease ROU assets, net	208,311	—
	$2,127,999	$1,566,177

NOTE 4 – INTANGIBLE ASSETS, NET (OTHER THAN GOODWILL)

The Company’s intangible assets consist of intellectual property acquired from MultiPay and FIN and are amortized over their estimated useful lives as indicated below. The following is a summary of activity related to intangible assets for the three months ended March 31, 2019:

		Acquired and
	Customer	Developed	Intellectual		Patents
	Relationships	Software	Property	Non-Compete	Pending	Total

Useful Lives	10 Years	5 Years	10 Years	10 Years	N/A

Carrying Value at December 31, 2018	$1,128,734	$908,893	$1,191,942	$2,433	$78,182	$3,310,184
Additions					597	597
Amortization	(39,679)	(57,327)	(43,432)	(609)	—	(141,047)
Carrying Value at March 31, 2019	$1,089,055	$851,566	$1,148,510	$1,824	$78,779	$3,169,734

The following is a summary of intangible assets as of March 31, 2019:

		Acquired and
	Customer	Developed	Intellectual		Patents
	Relationships	Software	Property	Non-Compete	Pending	Total
Cost	$1,587,159	$959,882	$1,759,809	$14,087	$78,779	$4,399,716
Accumulated amortization	(498,104)	(108,316)	(611,299)	(12,263)	—	(1,229,982)
Carrying Value at March 31, 2019	$1,089,055	$851,566	$1,148,510	$1,824	$78,779	$3,169,734

Future expected amortization of intangible assets is as follows:

Fiscal Year Ending December 31,
Remainder of 2019	$423,939
2020	562,554
2021	562,554
2022	469,220
2023	418,232
Thereafter	733,235
$3,169,734

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following as of March 31, 2019 and December 31, 2018:

	2019	2018

Trade payables	$330,963	$401,272
Accrued interest	460,334	401,667
Accrued payroll and related obligations	236,688	260,153
Operating lease liabilities	267,960	—
Other accrued expenses	266,983	239,134
	$1,562,928	$1,302,226

NOTE 6 – NOTES PAYABLE, NET

The following is a summary of notes payable as of March 31, 2019 and December 31, 2018:

	March 31, 2019	December 31, 2018

In January 2017, the Company issued a Senior Unsecured Note (“Note”) a face value of $3,000,000, payable two years from issuance, along with an aggregate of 4,500,000 shares of Common Stock, with a fair value of $1,147,500. The Company allocated the proceeds to the common stock based on their relative fair value and recorded a discount of $830,018 to be amortized into interest expense over the two-year term of the note. The Company also paid debt issuance costs consisting of a cash fee of $120,000 and 1,020,000 shares of common stock of the Company with a fair value of $306,000. On April 30, 2018, the Company and the Noteholder agreed to extend the due date of the note until April 30, 2020 for an extension fee of 1,500,000 shares of the Common Stock issued to the Noteholder. The April 2018 change in terms of the Note payable has been determined to be a debt extinguishment in accordance with ASC 470. The reported amounts under the debt extinguishment are not significantly different than that of the Company’s reported amounts. See below	$2,000,000	$2,000,000
Installment loan payable related to a vehicle acquisition payable in monthly payments of $539 per month at an interest rate of 10.8% per annum payable for 36 months	16,510	—
Total Principal Outstanding	$2,016,510	$2,000,000
Unamortized Deferred Debt	(86,845)	(106,886)
Unamortized Deferred Debt Issuance Costs	(32,066)	(39,466)
Notes Payable, Net	$1,897,599	$1,853,648
Notes Payable, current portion	$4,926	$—
Notes Payable, Net of discounts and current portion	1,892,673	1,853,648
	$1,897,599	$1,853,648

The following is a roll-forward of the Company’s notes payable and related discounts for the three months ended March 31, 2019:

	Principal Balance:	Debt Issuance Costs:	Debt Discounts:	Total:
Balance at December 31, 2018	$2,000,000	$(39,466)	$(106,886)	$1,853,648
Additions	16,510	—	—	16,510
Amortization	—	7,400	20,041	27,441
Balance at March 31, 2019	$2,016,510	$(32,066)	$(86,845)	$1,897,599

Future maturities of notes payable are as follows as of March 31, 2019:

April 1, 2019 – March 31, 2020	$4,926
April 1, 2020 – March 31, 2021	2,005,485
April 1, 2021 – March 31, 2022	6,099
$2,016,510

NOTE 7 – OTHER LIABILITIES

Other liabilities consisted of the following as of March 31, 2091 and December 31, 2018:

	2019	2018

Operating lease liabilities	$209,998	$—
Other	45,000	45,000
	$254,998	$45,000

NOTE 8 – RELATED PARTY TRANSACTIONS

Notes Payable

During the quarter ended March 31, 2019, the Company recorded approximately $59,000 of interest expense under the terms and conditions of the Note (see Note 6) that is due to the Theodore Stern Revocable Trust, whose trustee Mr. Stern is a member of the Company’s Board of Directors.

Other

Additionally, the Company rents office space in Long Beach, New York at a monthly cost of $7,425. The agreement is month to month and can be terminated on 30 days’ notice. The agreement is between the Company and Bridgeworks LLC, an entity principally owned by Mr. Beck, our CEO and his family. During the three months ended March 31, 2019 and March 31, 2018, the Company paid $22,275 and $22,775, respectively.

NOTE 9 – STOCKHOLDER’S EQUITY

Common Stock

There was no common stock activity during the three months ended March 31, 2019.

Warrants

The was no warrant activity for the three months ended March 31, 2019:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding at December 31, 2018	46,201,477	$0.08	1.9 Years

Outstanding at March 31, 2019	46,201,477	$0.08	1.6 Years

Stock Options

The Company did not grant any stock options in the first three months of 2019. During the year ended December 31, 2018, the Company determined the grant date fair value of the options granted using the Black Scholes Method. The following assumptions were used in the year ended December 31, 2018:

Expected Volatility – 79-93%

Expected Term – 2.5 – 5.9 Years

Risk Free Rate – 2.4 – 3.0%

Dividend Rate – 0.00%

Activity related to stock options for the three months ended March 31, 2019 is summarized as follows:

		Weighted Average	Weighted Average
	Number of	Exercise	Contractual	Aggregate
	Shares	Price	Term (Yrs.)	Intrinsic Value
Outstanding as of December 31, 2018	106,253,339	$0.20	7.4	$1,989,163
Granted	—	—
Forfeitures	—	—
Outstanding as of March 31, 2019	106,253,339	0.20	7.1	$1,989,163
Exercisable as of March 31, 2019	97,165,278	$0.20	7.1	$1,886,038

The following table summarizes stock option information as of March 31, 2019:

		Weighted Average
		Contractual
Exercise Price	Outstanding	Life (Yrs.)	Exercisable

$0.00001	3,500,000	6.5	3,500,000
0.05	32,783,339	7.3	30,720,833
0.10	27,200,000	7.5	25,811,111
0.12	970,000	9.5	—
0.13	250,000	8.6	83,333
0.15	2,800,000	6.6	2,800,000
0.22	2,750,000	8.8	750,000
0.25	2,500,000	8.6	1,166,667
0.26	500,000	9.1	—
0.29	1,000,000	8.0	333,334
0.40	1,000,000	6.9	1,000,000
0.45	31,000,000	6.6	31,000,000

	106,253,339	7.1	97,165,278

During the three months ended March 31, 2019, the Company recognized approximately $349,000 of stock-based compensation expense related to options of which non-employees expense was approximately $75,000. As of March 31, 2019, there was approximately $1,049,000 of unrecognized compensation costs related to stock options outstanding of which approximately $184,000 was related to non-employees and will be expensed through 2022.

NOTE 10 – DIRECT FINANCING LEASE

In September 2015, the Company and an entity in Colombia entered into a rental contract for the rental of 78 kiosks to provide cash collection and fare services at transportation stations. The lease term began in May 2016 when the kiosk was installed and operational and when the lease commenced. The term of the rental contract is ten years at an approximate monthly rental of $11,900. The lessee has the option at the end of the lease term to purchase each unit for approximately $40. The term of the lease approximates the expected economic life of the kiosks. The lease was accounted for as a direct financing lease.

The Company has recorded the transaction as it net investment in the lease and will receive monthly payments of $11,856 before estimated executory costs, or $142,272, annually, to reduce investment in the lease and record income associated with the related amount due. Executory costs are estimated to be $1,677 month and initial direct costs are not considered significant. The transaction resulted in incremental revenue in the quarter ended March 31, 2019 of approximately $16,000.

The equipment is subject to direct lease valued at approximately $748,000. At the inception of the lease term, the aggregate minimum future lease payments to be received was approximately $1,422,000 before executory cost. Unearned income recorded at the inception of this lease was approximately $474,000 and will be recorded over the term of the lease using the effective income rate method. Future minimum lease payments to be received under the lease for the next five years and thereafter are as follows:

Remainder 2019	$91,611
2020	122,148
2021	122,148
2022	122,148
2023	122,148
Thereafter	285,012
Sub-total	865,215
Less deferred revenue	(260,552)
Net investment in lease	$604,663

NOTE 11 – LEASE OBLIGATION PAYABLE

The Company entered into a lease in March 2017 for the rental of its printer for its secured plastic and credential card products business under an arrangement that is classified as a finance lease. The leased equipment is amortized on a straight-line basis over its lease term including the last payment (61 payments) which would transfer ownership to the Company. Total amortization related to the lease equipment as of March 31, 2019 is $66,970. The following is a schedule showing the future minimum lease payments under finance lease by year and the present value of the minimum lease payments as of March 31, 2019. The interest rate related to the lease obligation is 12% and the maturity date is March 31, 2022.

Year Ending

Remainder of 2019	$32,322
2020	43,096
2021	43,096
2022	10,774
Total minimum lease payments	129,288
Less: Amount representing interest	(21,162)
Present value of minimum lease payments	$108,126

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company is a party to various legal or administrative proceedings arising in the ordinary course of our business. While any litigation contains an element of uncertainty, we have no reason to believe the outcome of such proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

Leases

For the three months ended March 31, 2019, lease expense was approximately $127,000 inclusive of short-term leases.

The lease related balances included in the Consolidated Balance Sheet as of March 31, 2019 were as follows:

Assets:

Current portion of operating lease ROU assets - included in other current assets	$266,225

Operating lease ROU assets – included in Other Assets	$208,311

Liabilities:

Current portion of ROU liabilities – included in Accounts payable and accrued expenses	$267,960

Long-term portion of ROU liabilities – included in Other liabilities	209,998

Total operating lease liabilities	$477,958

The weighted average lease term is 1.8 years and weighted average discount rate is 13.55%.

The following table presents the maturity of the Company’s operating lease liabilities as of March 31, 2019:

Remainder of 2019	$235,467
2020	183,519
2021	92,391
2022	46,196
Total operating lease payments	557,573
Less: Imputed interest	(79,615)
Total operating lease liabilities	$477,958

The Company leases approximately 2,100 square feet of office space in Plantation, Florida. Monthly at an approximate rental rate of approximately $2,700 per month with a 3% increase on each annual anniversary. The Company will be responsible for their respective share of building expenses. The lease term is through August 2020.

Additionally, the Company rents office space in Long Beach, New York at a monthly cost of $7,425. The agreement is month to month and can be terminated on 30 days’ notice. The agreement is between the Company and Bridgeworks LLC, an entity principally owned by Mr. Beck, our CEO and his family.

In October 2018, the Company a entered into an office lease in Alpharetta, Ga. for approximately $3,800 per month through March 31, 2020 or through the termination of the master lease.

The Company lease an office location and warehouse in Bogota, Colombia. In April 2017, MultiPay S.A.S. entered an office lease beginning April 22, 2017 for two years. The new lease cost is approximately $8,500 per month with an inflation adjustment after one year. The lease is automatically extended for one additional year unless written notice to the contrary is provided at least six months in advance. Furthermore, the Company leases an apartment at approximately $2,000 a month for one of the management team.

The Company also leases space for its operation in South Africa. The current lease is through June 30, 2022 and the approximate monthly rent is $8,000.

NOTE 13 – SEGMENT INFORMATION

General information

The segment and geographic information provided in the table below is being reported consistent with the Company’s method of internal reporting. Operating segments are defined as components of an enterprise for which separate financial information is available and which is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM regularly reviews net revenue and gross profit by geographic regions. The Company’s products and services operate in two reportable segments; identity management and payment processing.

Information about revenue, profit/loss and assets

The CODM evaluates performance and allocates resources based on net revenue and operating results of the geographic region as the current operations of each geography are either primarily identity management or payment processing. Identity management revenue is generated in North America and Africa and payment processing is earned in South America which are the three geographic regions of the Company. We have included the lease income in payment processing are the leases are related to unattended ticking kiosks.

Long lived assets are in North America, South America and Africa. Most assets are intangible assets recorded from the acquisition of MultiPay (South America) in 2015 and FIN Holdings (North America and Africa) in 2016. Assets for North America, South America and Africa amounted to approximately $7.3 million, $0.7 million and $2.2 million, respectively, of which $4.9 million, $0.1 million and $1.7 million related to goodwill as of March 31, 2019.

Analysis of revenue by segment and geographic region and reconciliation to consolidated revenue, gross profit, and net loss are provided below. The Company has included in the schedule below an allocation of corporate overhead based on management’s estimate of resource requirements.

	Three Months Ended
	March 31, 2019	March 31, 2018
Net Revenues:
North America	$227,041	$117,308
South America	125,328	79,088
Africa	388,009	329,393
	740,378	525,789

Identity Management	615,050	446,701
Payment Processing	125,328	79,088
	740,378	525,789

Loss From Operations
North America	(737,962)	(1,047,886)
South America	(1,256,952)	(1,329,590)
Africa	(173,460)	(131,719)
	(2,168,374)	(2,509,195)

Identity Management	(911,422)	(1,179,605)
Payment Processing	(1,256,952)	(1,329,590)
	(2,168,374)	(2,509,195)

Interest Expense	(86,890)	(239,169)
Other income/(expense)	6,226	—

Loss before income taxes	(2,249,038)	(2,748,364)

Income tax expense	(13,701)	(4,561)

Net loss	$(2,262,739)	$(2,752,925)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Ipsidy, Inc.

Long Beach, New York

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ipsidy, Inc. (formerly ID Global Solutions Corporation) and subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 1 to the consolidated financial statements, the Company had an accumulated deficit of approximately $76.4 million, earned revenue of approximately $3.8 million, and incurred a loss from operations of approximately $9.3 million, which raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since December 31, 2015.

Fort Lauderdale, Florida

March 8, 2019

IPSIDY INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2018	2017

ASSETS
Current Assets:
Cash	$4,972,331	$4,413,822
Accounts receivable, net	130,875	165,929
Current portion of net investment in direct financing lease	58,727	52,790
Inventory, net	133,541	492,030
Other current assets	471,834	218,537
Total current assets	5,767,308	5,343,108

Property and equipment, net	204,000	209,719
Other Assets	1,566,177	1,243,531
Intangible Assets, net	3,310,184	2,878,080
Goodwill	6,736,043	6,736,043
Net investment in direct financing lease, net of current portion	560,036	618,763
Total assets	$18,143,748	$17,029,244

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$1,347,226	$1,447,185
Capital lease obligation, current portion	30,898	27,420
Deferred revenue	236,270	122,511
Total current liabilities	1,614,394	1,597,116

Long-term liabilities:
Notes payable, net	1,853,648	2,375,720
Capital lease obligation, net of current portion	84,610	115,509
Total liabilities	3,552,652	4,088,345

Commitments and Contingencies

Stockholders’ Equity:
Common stock, $0.0001 par value, 1,000,000,000 shares authorized; 478,950,996 and 403,311,988 shares issued and outstanding as of December 31, 2018 and December 31, 2017, respectively	47,895	40,331
Additional paid in capital	90,770,682	79,053,339
Accumulated deficit	(76,435,235)	(66,407,622)
Accumulated comprehensive income	207,754	254,851
Total stockholders’ equity	14,591,096	12,940,899
Total liabilities and stockholders’ equity	$18,143,748	$17,029,244

See notes to consolidated financial statements.

IPSIDY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2018	2017

Revenues:
Products and services	$3,759,635	$2,228,910
Lease income	69,358	74,696
Total revenues, net	3,828,993	2,303,606

Operating Expenses:
Cost of Sales	1,256,853	589,254
General and administrative	11,193,351	13,026,188
Research and development	208,311	222,068
Depreciation and amortization	493,697	475,211
Total operating expenses	13,152,212	14,312,721

Loss from operations	(9,323,219)	(12,009,115)

Other Income (Expense):
Loss on derivative liability	—	(452,146)
Gain on extinguishment of note payable	—	2,802,234
Loss on modification of derivatives	—	(319,770)
Loss on modification of warrants	—	(158,327)
Loss on settlement of notes payable	—	(5,978,643)
Interest expense, net	(757,801)	(1,337,081)
Other income, net	83,649	—
Other expense, net	(674,152)	(5,443,733)

Loss before income taxes	(9,997,371)	(17,452,848)

Income Taxes	(30,242)	(28,781)

Net loss	$(10,027,613)	$(17,481,629)

Net loss per share – Basic	$(0.02)	$(0.05)

Net loss per share – Diluted	$(0.02)	$(0.05)

Weighted Average Shares Outstanding – Basic	429,852,594	338,485,301

Weighted Average Shares Outstanding – Diluted	429,852,594	338,485,301

See notes to consolidated financial statements.

IPSIDY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,
	2018	2017

Net Loss	$(10,027,613)	$(17,481,629)
Foreign currency translation loss	(47,907)	(53,760)
Comprehensive loss	$(10,075,520)	$(17,535,389)

See notes to consolidated financial statements.

IPSIDY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Income	Total
Balances, December 31, 2016	234,704,655	$23,470	$35,341,669	$(48,925,993)	$308,611	$(13,252,243)
Reclassification of derivatives removal of price protection in warrants	—	—	7,614,974	—	—	7,614,974
Issuance of common stock upon conversion of debt and related interest	84,822,006	8,482	21,601,191	—	—	21,609,673
Stock-based compensation	—	—	5,650,072	—	—	5,650,072
Common stock issued for services	593,557	60	140,091	—	—	140,151
Common stock issued with note payable	4,500,000	450	841,277	—	—	841,727
Common stock issued for debt issuance costs	1,200,000	120	224,340	—	—	224,460
Common stock issued for cash	58,463,770	5,846	8,994,444	—	—	9,000,290
Cash and common stock issued for equity issuance costs	1,000,000	100	(664,644)	—	—	(664,544)
Common stock returned as part of extinguishment of notes payable	(2,500,000)	(250)	(874,750)	—	—	(875,000)
Common stock issued compensation subject to performance	20,000,000	2,000	—	—	—	2,000
Loss on modification of warrants	—	—	158,327			158,327
Common stock issued upon exercise of warrants	528,000	53	26,347			26,400
Net loss	—	—	—	(17,481,629)	—	(17,481,629)
Foreign currency translation	—	—	—	—	(53,760)	(53,760)
Balances, December 31, 2017	403,311,988	40,331	79,053,339	(66,407,622)	254,851	12,940,899
Issuance of common stock for cash	64,072,001	6,407	8,945,522	—	—	8,951,929
Restricted stock issued for services	5,206,334	521	245,372	—	—	245,893
Common stock issued for services	456,735	46	97,080	—	—	97,126
Stock-based compensation	—	—	2,429,959	—	—	2,429,959
Cashless exercise of common stock warrants	3,498,943	350	(350)	—	—	—
Cashless exercise of common stock options	1,633,443	163	(163)	—	—	—
Common stock issued for loan extension	1,500,000	150	(150)	—	—	—
Cancellation of shares in settlement of amounts due from prior acquisition	(728,448)	(73)	73	—	—	—
Net loss	—	—	—	(10,027,613)	—	(10,027,613)
Foreign currency translation	—	—	—	—	(47,097)	(47,097)
Balances, December 31, 2018	478,950,996	$47,895	$90,770,682	$(76,435,235)	$207,754	$14,591,096

See notes to consolidated financial statements.

IPSIDY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,027,613)	$(17,481,629)
Adjustments to reconcile net loss with cash used in operations:
Depreciation and amortization expense	493,697	475,211
Stock-based compensation	2,429,959	5,650,072
Stock issued for services	343,019	140,151
Inventory reserve	348,302	358,300
Amortization of debt discount and debt issuance costs, net	477,928	937,133
Loss on derivative liability	—	452,146
Gain on settlement of notes payable	—	(2,802,234)
Loss on modification of derivatives	—	319,770
Loss on modification of warrants	—	158,327
Loss on conversion of debt	—	5,978,643
Write off of assets	148,627	212,862
Changes in operating assets and liabilities:
Accounts receivable	20,762	(36,963)
Net investment in direct financing lease	52,790	47,452
Other current assets	(265,624)	(52,058)
Inventory	(1,519)	(712,527)
Accounts payable and accrued expenses	(84,512)	90,353
Deferred revenue	113,759	(276,169)
Net cash flows from operating activities	(5,950,425)	(6,541,160)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(59,091)	(13,246)
Investment in other assets including work in process	(1,319,932)	(894,435)
Net cash flows from investing activities	(1,379,023)	(907,681)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes payable and common stock	—	3,000,000
Proceeds from the sale of common stock, net	9,610,793	9,002,290
Proceeds from exercise of common stock warrants		26,400
Payment of debt and equity issuance costs	(658,864)	(750,975)
Principal payments on capital lease obligations	(27,421)	(30,842)
Principal payments on notes payable	(1,000,000)	(59,819)
Net cash flows from financing activities	7,924,508	11,187,054

Effect of foreign currencies exchange on cash	(36,551)	(13,496)

Net change in Cash	558,509	3,724,717
Cash, Beginning of Period	4,413,822	689,105
Cash, End of Period	$4,972,331	$4,413,822

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$173,426	$11,021
Cash paid for income taxes	$17,304	$6,957

Non-cash Investing and Financing Activities:
Issuance of common stock for conversion of debt and related interest	$—	$21,609,673
Issuance of common stock for debt issuance costs	$—	$224,460
Reclassification of derivatives upon removal of price protection in warrants	$—	$7,614,974
Reclassification of software development costs to intangible assets	$679,882	$—
Acquisition of equipment due to a capital lease	$—	$163,407

See notes to consolidated financial statements.

IPSIDY INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AMD SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ipsidy Inc. (formerly ID Global Solutions Corporation) (“Ipsidy” or the “Company”) was incorporated on September 21, 2011 under the laws of the State of Delaware. Ipsidy is a provider of secure, biometric identification, identity management and electronic transaction processing services. The Company plans to provide pre-transaction verification of identity as well as embed identity attributes within every electronic transaction message processed through our platform, or other electronic systems. The Company provides its biometric identification services to government and public sector organizations, seeking to authenticate and manage identities for a variety of security purposes, including issuing identity cards and exercise of rights such as voting in elections. The Company’s current and future platforms of internally developed software as well as acquired and licensed technology is intended to provide solutions for multi modal biometric matching, multi-factor out of band identity and transaction authentication, and electronic transactions.

Going Concern

As of December 31, 2018, the Company had an accumulated deficit of approximately $76.4 million. For the year ended December 31, 2018, the Company earned revenue of approximately $3.8 million and incurred a loss from operations of approximately $9.3 million.

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to meet its obligations and continue its operations for the next fiscal year. The continuation of the Company as a going concern is dependent upon financial support from the Company’s current shareholders, the ability of the Company to obtain additional equity financing to continue operations, the Company’s ability to generate sufficient cash flows from operations, successfully locating and negotiating with other business entities for potential acquisition and /or acquiring new clients to generate revenues and cash flows. As there can be no assurance that the Company will be able to achieve positive cash flows (become profitable) and raise sufficient capital to maintain operations there is substantial doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Basis of Consolidation

The consolidated financial statements include the accounts of Ipsidy Inc. and its wholly-owned subsidiaries Innovation in Motion Inc. MultiPay S.A.S., ID Global LATAM, IDGS S.A.S., ID Solutions, Inc., FIN Holdings, Inc., Cards Plus Pty Ltd. and Ipsidy Enterprises Limited (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. Such consolidated financial statements and accompanying notes are the representations of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (“US GAAP”) in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

Use of Estimates

In preparing these consolidated financial statements in conformity with US GAAP, management is required to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions included in our consolidated financial statements relate to the realizability of accounts receivable and inventory, valuation of long-lived assets, accruals for potential liabilities, and valuation assumptions related to derivative liabilities, equity instruments and share based payments.

Revenue Recognition

An entity recognizes revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services.

Revenue from the sale of unique secure credential products and solutions to customers is recorded at the completion of the project unless the solution includes benefits to the end user in which additional resources or services are required to be provided.

Revenue from cloud-based services arrangements that allow for the use of a hosted software product or service that are provided on a consumption basis (for example, the number of transactions processed over a period of time) is recognized commensurate with the customer utilization of such resources. Generally, the contract calls for a minimum number of transactions to be charged by the Company on a monthly basis. Accordingly, the Company records the minimum transactional fee based on the passage of a month’s time as revenues. Amounts in excess of the monthly minimum, are charged to customers based on the actual number of transactions.

Consulting services revenue is recognized as services are rendered, generally based on the negotiated hourly rate in the consulting arrangement and the number of hours worked during the period. Consulting revenue for fixed-price services arrangements is recognized as services are provided.

The lease of equipment to customers that meet certain criteria are recognized as a direct financing lease. Direct financing lease arrangements are recognized as revenue over the term of the associated lease based on the effective interest method. As of December 31, 2018 and December 31, 2017, the Company has 78 kiosks financed under direct financing leases. The revenue associated with these arrangements is expected to be recognized through April 2026. The imputed interest rate in the arrangements approximates 10.7%.

Accounts Receivable

All customers are granted credit on a short-term basis and related credit risks are considered minimal. The Company routinely reviews its trade receivables and makes provisions for probable doubtful accounts; however, those provisions are estimates and actual results could differ from those estimates and those differences may be material. Trade receivables are deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts when collection efforts have been exhausted. At December 31, 2018 and 2017, management determined no allowance for doubtful accounts was required.

Inventories

Inventories of kiosks held by IDGS S.A.S are stated at the lower of cost (using the first-in, first-out method) or net realizable value. The kiosks provide electronic ticketing for transit systems. Inventory of plastic/ID cards, digital printing material, which are held by Cards Plus Pty Ltd., are at the lower of cost (using the average method) or market. The Plastic/ID cards and digital printing material are used to provide plastic loyal ID and other types of cards. Inventories at December 31, 2018 and December 31, 2017 consist of cards inventory and kiosks that have not been placed into service. Any adjustments to reduce the cost of inventories to their net realizable value are recognized in earnings in the current period. As of December 31, 2018 and December 31, 2017, the Company recorded an inventory valuation allowance of approximately $707,000 and $353,000, respectively, to reflect net realizable value of kiosks that are being held for sale and the Company believes no valuation allowance was necessary regarding the cards inventory.

Concentration of Credit Risk

The Company’s financial instruments that potentially expose the Company to a concentration of credit risk consist of cash and accounts receivable.

Cash: The Company’s cash is deposited at financial institutions and cash balances held in United States (“US”) bank accounts are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At various times during the year, the Company may have exceeded amounts insured by the FDIC. At December 31, 2018, the Company held approximately $4.2 million in cash not insured by the FDIC. For the Company’s foreign subsidiaries, no amounts are insured. At December 31, 2018, the Company held approximately $264,000, $235,000, and $24,000 in cash maintained in Colombian, African, and British Banks, respectively.

2018 Revenues and accounts receivable: For the year ended December 31, 2018, 14% of consolidated revenues were derived from one customer who is a US customer and is substantially all of the US based income. Additionally, for the year ended December 31, 2018, 37%, 37% and 12% of the consolidated revenues were from Cards Plus (Africa), Zimbabwe Election Commission (US provided services), and the Colombian operations, respectively. Revenue for approximately 89% of the Colombian operations were derived from four customers. As of December 31, 2018, accounts receivable related to Cards Plus (Africa) amounted to 46%, 51% the Colombia operations and the balance of 3% was from US operations, respectively.

2017 Revenues and accounts receivable: For the year ended December 31, 2017, 22% of consolidated revenues were derived from one customer who is a US customer and is substantially all of the US based income. Additionally, for the year ended December 31, 2017, 60% and 17% of the consolidated revenues were from Cards Plus (Africa) and the Colombian operations, respectively. Revenue for approximately 97% of the Colombian operations were derived from three customers. As of December 31, 2017, accounts receivable related to Cards Plus (Africa) amounted to 84% and 16% was from the Colombia operations, respectively.

Income Taxes

The Company accounts for income taxes under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740 “Income Taxes.” Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Leases

All leases are classified at the inception as direct finance leases or operating leases based on whether the lease transfers substantially all the risks and rewards of ownership. Leases that transfer to the leasee substantially all of the risks and rewards incidental to ownership of the asset are classified as direct finance leases.

Property and Equipment, net

Property and equipment consist of furniture and fixtures and computer equipment, and are stated at cost. Property and equipment are depreciated using the straight-line method over the estimated useful service lives of three to five years. Maintenance and repairs are expensed as incurred and improvements are capitalized. Gains or losses on the disposition of property and equipment are recorded upon disposal.

Other Assets - Software Development Costs

Other assets consist primarily of costs associated with software development of new product offerings and enhancements to existing and new applications. Development costs of computer software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. As of December 31, 2018 and 2017, the balance sheet assets have reached technological feasibility were under further development and have not been placed in service. Upon completion, the amounts will be recorded in the appropriate asset category and amortized over their estimated useful lives.

Intangible Assets

Excluding goodwill, acquired intangible assets and internally developed software are amortized over their estimated useful lives. Acquired amortizing intangible assets are carried at cost, less accumulated amortization. Internally developed software costs are capitalized upon reaching technological feasibility. Amortization of acquired finite-lived intangible assets is computed over the estimated useful lives of the respective assets which is the shorter of the life of the asset or the period during which sales will be generated.

Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of net identified tangible and intangible assets acquired. The Company performs an annual impairment test of goodwill and further periodic tests to the extent indicators of impairment develop between annual impairment tests. The Company’s impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit utilizing qualitative considerations. To determine the fair value of the reporting unit, the Company may use various approaches including an asset or cost approach, market approach or income approach or any combination thereof. These approaches may require the Company to make certain estimates and assumptions including future cash flows, revenue and expenses. These estimates and assumptions are reviewed each time the Company tests goodwill for impairment and are typically developed as part of the Company’s routine business planning and forecasting process. While the Company believes its estimates and assumptions are reasonable, variations from those estimates could produce materially different results. The Company did not recognize any goodwill impairments for the years ended December 31, 2018 and 2017.

Stock-based compensation

The Company has accounted for stock-based compensation under the provisions of FASB ASC 718 – “Stock Compensation” which requires the use of the fair-value based method to determine compensation for all arrangements under which employees and others receive shares of stock or equity instruments (stock options and common stock purchase warrants). For employee awards, the fair value of each stock option award is estimated on the date of grant using the Black-Scholes valuation model that uses assumptions for expected volatility, expected dividends, expected term, and the risk-free interest rate. For non-employees, the fair value of each stock option award is estimated on the measurement date using the Black-Scholes valuation model that uses assumptions for expected volatility, expected dividends, expected term, and the risk-free interest rate. For non-employees, the Company utilizes the graded vesting attribution method under which the entity treats each separately vesting portion (tranche) as a separate award and recognizes compensation cost for each tranche over its separate vesting schedule. Expected volatilities are based on historical volatility of peer companies and other factors estimated over the expected term of the stock options. For employee awards, the expected term of options granted is derived using the “simplified method” which computes expected term as the average of the sum of the vesting term plus the contract term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the period of the expected term.

Impairment of Long-Lived Assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.

If the carrying amount of an asset exceeds its undiscounted estimated future cash flows, an impairment review is performed. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Generally, fair value is determined using valuation techniques such as expected discounted cash flows or appraisals, as appropriate. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated or amortized. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. During the years ended December 31, 2018 and 2017, the Company wrote-off net assets of approximately $149,000 and $216,000 as the assets were no longer being utilized or developed for commercial purposes and we do not anticipate any future realizable value.

Research and Development Costs

Research and development costs consist of expenditures for the research and development of new products and technology. These costs are primarily expenses to incurred to perform research projects and develop technology for the Company’s products. Research and development costs are expensed as incurred.

Net Loss per Common Share

The Company computes net loss per share in accordance with FASB ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the statement of operations. Basic EPS is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible notes and stock warrants, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options, warrants and conversion of convertible notes. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. The following potentially dilutive securities were excluded from the calculation of diluted loss per share for the years ended December 31, 2018 and 2017 because their effect was antidilutive:

	2018	2017
Stock Options	106,253,339	103,208,331
Warrants	46,201,477	48,164,543
Total	152,454,816	151,372,874

Derivative Instruments

The Company accounted for derivatives through the use of a fair value concept whereby all of the Company’s derivative positions are stated at fair value in the accompanying consolidated balance sheets. Due to the potential adjustment in the conversion price associated with certain of the convertible debentures and the potential adjustment in the exercise price of certain of the warrants, the Company determined that certain of the conversion features and warrants are considered derivative liabilities required to be presented at fair value on the accompanying consolidated balance sheet in prior periods with changes in fair value reported in the consolidated statements of operations. As of December 31, 2018 and 2017, the Company does not have any instruments that are considered derivative instruments. See Note 7.

Common Stock Purchase Warrants

The Company accounts for common stock purchase warrants in accordance with ASC Topic 815- 40, “Derivatives and Hedging – Contracts in Entity’s Own Equity” (“ASC 815-40”). Based on the provisions of ASC 815- 40, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement, or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), or (ii) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement). On January 31, 2017, the Company entered into agreements with the holders of warrants containing down-round features, resulting in the removal of down-round provisions contained in the warrants. Accordingly, as of December 31, 2018 and 2017, the Company had no common stock warrants requiring liability presentation. See Note 7.

Foreign Currency Translation

The assets, liabilities and results of operations of certain of Ipsidy’s subsidiaries are measured using their functional currency which is the currency of the primary foreign economic environment in which they operate. Upon consolidating these subsidiaries with Ipsidy, the applicable assets and liabilities are translated to US dollars at currency exchange rates as of the applicable dates and their revenues and expenses are translated at the weighted average currency exchange rates during the applicable reporting periods. Translation adjustments resulting from the process of translating these subsidiaries’ financial statements are reported in other comprehensive income (loss) in the accompanying consolidated statements of comprehensive income (loss).

Fair Value Measurements

ASC 820, “Fair Value Measurements”, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, inputs other than level one that are either directly or indirectly observable such as quoted prices for identical or similar assets or liabilities on markets that are not active; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Fair Value of Financial Instruments

The Company is required to disclose fair value information about financial instruments when it is practicable to estimate that value. The carrying amounts of the Company’s cash, accounts receivable, other receivables, accounts payable, accrued expenses, and other current liabilities approximate their estimated fair value due to the short-term maturities of these financial instruments and because related interest rates offered to the Company approximate current rates. The fair value of the Company’s notes payable is $2,000,000, which differs from the carrying value or reported amounts of $1,853,648 at December 31, 2018 because of the debt discounts as discussed in Note 6.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”). Topic 606 supersedes the revenue recognition requirements in ASU Topic 605, Revenue Recognition (“Topic 605”), and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the considerations to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 also includes Subtopic 340-40, Other Assets and Deferred Costs - Contracts with Customers, which discusses the deferral of incremental costs of obtaining a contract with a customer, including the period of amortization of such costs. Collectively, we refer to Topic 606 and Subtopic 340-40 as the “new standard.” The new standard was adopted by the Company on January 1, 2018.

The two permitted transition methods under the new standard are the full retrospective method, in which the new standard would be applied to each prior reporting period presented and the cumulative effect of applying the new standard would be recognized at the earliest period shown, or the modified retrospective method, in which the cumulative effect of applying the new standard would be recognized at the date of initial application. Based on our assessment, the impact of the new standard on our operations in prior periods is not significant. The following is the Company’s revenue recognition policy determined by revenue stream for its significant revenue generating activities through December 31, 2018.

Cards Plus - The Company recognizes revenue for the design and production of cards when products are shipped or services have been performed due to the short term nature of the contracts.

Payment Processing – The Company recognizes revenue for variable fees generated for payment processing solutions that are earned on a usage fee over time based on monthly transaction volumes or on a monthly flat fee rate. Additionally, the Company also sells certain equipment from time to time for which revenue is recognized upon delivery to the customer.

Identity Solutions Software – The Company recognizes revenue based on the identified performance obligations over the performance period for fixed consideration and for variable fees generated that are earned on a usage fee based over time based on monthly transaction volumes or on a monthly flat fee rate. The Company had a deferred revenue contract liability of approximately $236,000 and $123,000 as of December 31, 2018 and 2017 for certain revenue that will be earned in future periods. The $123,000 of deferred revenue contract liability as of December 31, 2017 was earned in the year ended December 31, 2018. The deferred revenue relates to the service period of support services for two customers. As of December 31, 2018 majority of the deferred revenue contract liability will be recognized over the next quarter. We have allocated the selling price in the contract to one customer which has multiple performance obligations based on the contract selling price that we believe represents a fair market price for the service rendered.

During the year ended December 31, 2018, the Company had revenues from operations in North American, South America and Africa of $1.9 million, $0.5 million and $1.4 million respectively compared to $0.5 million, $0.4 million, $1.4 million respectively in the year ended December 31, 2017.

In 2018, the Company introduced its new identity transaction platform and products as well as its pay for performance plan for both internal and external salesforce, that is based on a percentage of the benefit derived by the Company. For the year ended December 31, 2018, the Company recorded revenues of approximately $5,000 from the new platform.

The requirements under the new standard may impact future revenue and expenses recognition. One impact could be the accounting related to the capitalization and deferral of incremental commission and other costs of obtaining new contracts. We will defer direct and incremental commission as well as costs to obtain a contract and amortize those costs over the term of the related contract. As of December 31, 2018, there was a deferred commission of approximately $5,000 related to future delivery of an identity solutions system and services.

We will review each new contract for the related performance obligations and related revenue and expense recognition implications. We expect that the revenues derived from the new product offerings could include multiple performance obligations. A performance obligation under the new revenue standard is defined as a promise to provide a “distinct” good or service to a customer. The Company has determined that one possible treatment under the new standard is that these services will represent a stand-ready series of distinct daily services that are substantially the same, with the same pattern of transfer to the customer. Further, the Company has determined that the performance obligation to provide account access and facilitate transactions may meet the criteria for the “as invoiced” practical expedient, in that the Company has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date. As a result, the Company anticipates it may recognize revenue in the amount to which the Company has a right to invoice, based on completed performance at the relevant date. Additionally, the contracts could include implementation services, or support on an “as needed” basis and we will review each contract and determine whether such performance obligations are separate and distinct and apply the new standard accordingly to the revenue and expense derived from or related to each such service.

Additionally, the Company will capitalize the incremental costs of acquiring and fulfilling a contract with a customer if the Company expects to recover those costs. The incremental costs of acquiring and fulfilling a contract are those that the Company incurs to acquire and fulfill a contract with a customer that it would not have incurred if the contract had not been acquired (for example, a sales commission or specific incremental costs associated with the contract).

The Company capitalizes the costs incurred to acquire and fulfill a contract only if those costs meet all the following criteria:

a.	The costs relate directly to a contract or to an anticipated contract that the Company can specifically identify.

b.	The costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future.

c.	The costs are expected to be recovered.

The Company will capitalize contract acquisition and fulfillment costs related to signing or renewing contracts that meet the above criteria, which will be classified as contract cost assets in the Company’s Consolidated Balance Sheets.

Contract cost assets will be amortized using the straight-line method over the expected period of benefit beginning at the time revenue begins to be realized. The amortization of contract fulfillment cost assets associated with facilitating transactions will be recorded as cost of services in the Company’s Consolidated Statements of Operations. The amortization of contract acquisition cost assets associated with sales commissions that qualify for capitalization will be recorded as selling, general and administrative expense in the Company’s Consolidated Statements of Operations.

As of December 31, 2018, the Company had approximately $15,000 of accounts payable and accrued expenses related to the delivery of biometric identity system and services. The $15,000 will be paid in accordance with the terms of the service provider agreements.

Revenue related to direct financing leases is outside the scope of Topic 606 and is recognized over the term of the lease using the effective interest method.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02 (Topic 842). Topic 842 amends a number of aspects of lease accounting, including requiring lessees to recognize leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. In July 2018, the FASB issued supplemental adoption guidance and clarification to Topic 842 within ASU 2018-10 “Codification Improvements to Topic 842, Leases” and ASU 2018-11 “Leases (Topic 842): Targeted Improvements.” The new guidance aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. A modified retrospective application is required with an option to not restate comparative periods in the period of adoption. This guidance is effective for the Company on January 1, 2019 with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements, which will consist primarily of a balance sheet gross up of its operating leases to show equal and offsetting right-of-use assets and lease liabilities. The Company anticipates using the practical expedients that are included in the guidance for existing operating leases which allows a waiver of lease assessment of their respective classification under the new standard. The Company will adopt the requirements of the new standard as new arrangements are executed.

On June 20, 2018, the FASB issued ASU 2018-07,1 which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. Currently, share-based payment arrangements to nonemployees are accounted for under ASC 718,3 while nonemployee share-based payments issued for goods and services are accounted for under ASC 505-50. ASC 505-50. Before the amendment, the major difference for the Company (but not limited to) was the determination of measurement date which generally is the date on which the measurement of equity classified share-based payments becomes fixed. Equity classified share-based payments for employees was fixed at the time of grant. Equity-classified nonemployee share-based payment awards are no longer measured at the earlier of the date which a commitment for performance by the counterparty is reached or the date at which the counterparty’s performance is complete. They are now measured at the grant date of the award which is the same as share-based payments for employees. The Company will adopt the requirements of the new rule in the first quarter of 2019 and the Company estimates the impact will be immaterial.

In January 2017, the FASB issued Accounting Standards Update 2017-04, “Intangibles-Goodwill and Other: Simplifying the Test for Goodwill Impairment” (ASU 2017-04). The standard simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amendments of ASU 2017-04, an entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, but the loss cannot exceed the total amount of goodwill allocated to the reporting unit. ASU 2017-04 is effective for the calendar year ending December 31, 2020. The amendments require a prospective approach to adoption and early adoption is permitted for interim or annual goodwill impairment tests. The Company is currently evaluating the impact of this standard.

In June 2016, the FASB issued ASU 2017-13, Financial Instruments-Credit Losses. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the calendar year ending December 31, 2020. The Company is currently in the process of evaluating the impact of adoption of this ASU on the financial statements.

NOTE 2 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following as of December 31, 2018 and 2017:

	2018	2017

Property and equipment	$238,442	$179,351
Equipment under capital lease (see Note 11)	156,867	156,867
	395,309	336,218
Less Accumulated depreciation	191,309	126,499
Property and equipment, net	$204,000	$209,719

Depreciation expense totaled $64,810 and $82,616 for the years ended December 31, 2018 and 2017, respectively.

NOTE 3 – OTHER ASSETS

The Company’s other assets consist of software being developed for new product offerings that have not been placed into service. Other assets consisted of the following at December 31, 2018 and 2017:

	2018	2017
Software and development	$1,566,177	$1,139,409
Other	—	104,122
	$1,566,177	$1.243,531

NOTE 4 – INTANGIBLE ASSETS, NET (OTHER THAN GOODWILL)

The Company’s intangible assets consist of intellectual property acquired from Multi-Pay and FIN in addition to internally developed software that have been placed into service. They are amortized over their estimated useful lives as indicated below. The following is a summary of activity related to intangible assets for the years ended December 31, 2018 and 2017:

	Customer Relationships	Acquired and Developed Software	Intellectual Property	Non-Compete	Patents Pending	Total

Useful Lives	10 Years	5 Years	10 Years	10 Years	N/A

Carrying Value at December 31, 2016	$1,446,166	$—	$2,000,858	$8,067	$19,200	$3,474,291
Additions	—	—	—	—	9,246	9,246
Write off of assets	—	—	(212,862)	—	—	(212,862)
Amortization	(158,716)	—	(231,062)	(2,817)	—	(392,595)
Carrying Value at December 31, 2017	1,287,450	—	1,556,934	5,250	28,446	2,878,080
Additions	—	959,882	—	—	49,736	1,009,618
Write off of assets	—	—	(148,627)	—	—	(148,627)
Amortization	(158,716)	(50,989)	(216,365)	(2,817)	—	(428,887)
Carrying Value at December 31, 2018	$1,128,734	$908,893	$1,191,942	$2,433	$78,182	$3,310,184

The following is a summary of intangible assets as of December 31, 2017:

	Customer Relationships	Acquired and Developed Software	Intellectual Property	Non-Compete	Patents Pending	Total
Cost	$1,587,159	$—	$2,146,561	$14,087	$28,446	$3,776,253
Accumulated amortization	(299,709)	—	(589,627)	(8,837)	—	(898,173)
Carrying Value at December 31, 2017	$1,287,450	$—	$1,556,934	$5,250	$28,446	$2,878,080

The following is a summary of intangible assets as of December 31, 2018:

	Customer Relationships	Acquired and Developed Software	Intellectual Property	Non-Compete	Patents Pending	Total
Cost	$1,587,159	$959,882	$1,759,809	$14,087	$78,182	$4,399,119
Accumulated amortization	(458,425)	(50,989)	(567,867)	(11,654)	—	(1,088,935)
Carrying Value at December 31, 2018	$1,128,734	$908,893	$1,191,942	$2,433	$78,182	$3,310,184

The following is the future amortization of intangible assets for the year ended December 31:

2019	$564,987
2020	562,554
2021	562,554
2022	469,220
2023	418,232
Thereafter	732,637
$3,310,184

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following as of December 31, 2018 and 2017:

	2018	2017
Trade payables	$401,272	$232,842
Accrued interest	401,667	275,000
Accrued payroll and related	260,153	468,012
Other	284,134	471,331
Total	$1,347,226	$1,447,185

NOTE 6 – NOTES PAYABLE, NET

On January 31, 2017, the Company entered into Conversion Agreements with several accredited investors (the “Investors”) pursuant to which substantially all Investors agreed to convert all amounts of notes payable and convertible notes payable due and payable to such persons including interest under the terms of their respective financing or loan agreement as of January 31, 2017 into shares of Company common stock at $0.10 per share. Certain Investors that had a conversion price less than $0.10 converted at such applicable conversion price. The Conversion Agreements resulted in the conversion of notes and convertible notes amounting to approximately $6,331,000 into 84,822,006 shares of Company common stock with a fair value of approximately $21,610,000. The Investors also agreed to waive any existing rights with respect to certain anti-dilution rights contained in their Stock Purchase Warrants. The Company agreed to reduce the exercise of all outstanding Stock Purchase Warrants acquired as part of a financing or loan that had an exercise price in excess of $0.10 per share to $0.10 per share.

As a result of the above agreements associated with the conversion Agreements, the Company recorded a loss on the conversion of debt of approximately $6.0 million (including the effect of the elimination of related conversion feature derivative liabilities – see Note 7), a loss on the modification of warrants of approximately $0.2 million, and a loss on the modification of the derivatives of approximately $0.3 million.

On February 22, 2017, the Company entered into an Agreement and Release the (“February 22, 2017 Agreement”) with a holder of certain debentures that represented final and full payment of all amounts owed under these debentures which included debt with a face value of $300,000, accrued interest of approximately $31,000, cancellation of 3,600,000 warrants previously accounted for as derivative liabilities as well as certain pledged shares (2,500,000 shares) in exchange for $300,000 in cash which was paid in May 2017. As a result of the February 22, 2017 Agreement, the Company recorded a gain on the extinguishment of notes payable of approximately $2.8 million.

See note 7.

The following is a summary of notes payable as of December 31, 2018 and 2017:

	2018	2017

In January 2017, the Company issued a Senior Unsecured Note (“Note”) a face value of $3,000,000, payable two years from issuance, along with an aggregate of 4,500,000 shares of Common Stock, with a fair value of $1,147,500. The Company allocated the proceeds to the common stock based on their relative fair value and recorded a discount of $830,018 to be amortized into interest expense over the two-year term of the note. The Company also paid debt issuance costs consisting of a cash fee of $120,000 and 1,020,000 shares of common stock of the Company with a fair value of $306,000. On April 30, 2018, the Company and the Noteholder agreed to extend the due date of the note until April 30, 2020 for 1,500,000 shares of the Common Stock issued to the Noteholder. The April 2018 change in the terms of this note payable has been determined to be a debt extinguishment in accordance with ASC 470. The reported amounts under the debt extinguishment are not significantly different than that of the Company’s reported amounts.	$2,000,000	$3,000,000
Total Principal Outstanding	2,000,000	3,000,000
Unamortized Deferred Discounts	(106,886)	(455,935)
Unamortized Debt Issuance Costs	(39,466)	(168,345)
Notes Payable, net of current maturities	$1,853,648	$2,375,720

The following is a roll-forward of the Company’s notes payable and related discounts for the years ended December 31, 2018 and 2017:

	Principal	Debt Issuance	Debt
	Balance	Costs	Discounts	Total
Balance at December 31, 2016	$6,065,914	$(243,055)	$(165,841)	$5,657,018
New issuances	3,000,000	(310,790)	(841,727)	1,847,483
Payments/conversions	(6,065,914)	—	—	(6,065,914)
Amortization	—	385,500	551,633	937,133
Balance at December 31, 2017	3,000,000	(168,345)	(455,935)	2,375,720
New issuances	—	—	—	—
Payments/Conversions	(1,000,000)	—	—	(1,000,000)
Amortization	—	128,879	349,049	477,928
Balance at December 31, 2018	$2,000,000	$(39,466)	$(106,886)	$1,853,648

Future maturities of notes payable are as follows for the calendar years 2019 and 2020:

2019	$—
2020	2,000,000
$2,000,000

NOTE 7 – DERIVATIVE LIABILITY

Due to the potential adjustment in the conversion price associated with certain of the convertible debentures and the potential adjustment in the exercise price of certain of the warrants, the Company had determined that certain conversion features and warrants are derivative liabilities.

As described in Note 6 above, the Company on January 31, 2017 entered into Conversion Agreements with Investors pursuant to which each Investor agreed to convert all amounts of debt accrued and payable to such persons including interest under the terms of their respective financing or loan agreement into shares of Company common stock at $0.10 per share. Certain Investors that had a conversion price less than $0.10 converted at such applicable conversion price. The investors at the time of conversion also agreed to waive any existing rights with respect to certain price protection and anti-dilution rights contained in their Stock Purchase Warrants.

Additionally, on February 22, 2017, the Company entered into an Agreement and Release with a holder of certain debentures that represented final and full payment of all amounts owed under such debentures which included debt with a face value of $300,000, accrued interest of approximately $31,000, cancellation of 3,600,000 warrants (previously accounted for as derivative liabilities) as well as certain pledged shares (2,500,000 shares) in exchange for $300,000 in cash. These debentures also had potential price adjustments on these debentures that have also been eliminated.

Therefore, as a result of the conversion and repayment of the outstanding indebtedness and related accrued interest as well as the elimination of anti-dilution rights of Stock Purchase Warrants, the Company no longer holds liabilities with derivatives requiring fair value as of December 31, 2017.

A summary of derivative activity for the year ended December 31, 2017 is as follows:

Balance at January 1, 2017	$18,056,631
Modification of derivatives	319,770
Cancellation of warrants previously accounted for as derivative liabilities and elimination of derivative conversion features resulting from conversion of related party debt to equity	(11,213,573)
Change in fair value	452,146
Reclassification of derivatives to equity upon removal of price protection in warrants	(7,614,974)
Balance at December 31, 2017	$—

Certain notes payable, convertible notes payable and related interest were converted into equity in January 2017. Accordingly, the associated derivative liability related to these notes payable, convertible notes payable and related interest is classified as long-term liabilities at December 31, 2018 in accordance with US GAAP.

NOTE 8 – RELATED PARTY TRANSACTIONS

2018 Transactions

On August 9, 2018, the Company prepaid $1,000,000 of principal of the $3,000,000 Senior Unsecured Note dated February 1, 2017 held by the Stern Trust (Mr. Stern is a Director of the Company) plus the related accrued interest of approximately $158,000. During the year ended December 31, 2018, the Company recorded approximately $284,000 of interest expense under the terms and conditions of the Note. Additionally, the Company and the Stern Trust agreed to extend the due date of the note until April 30, 2020 for an extension fee of 1,500,000 shares of Common Stock at a market value of $420,000 based on trading price.

Purchase of Common Stock

In August 2018, two of the Company’s Directors, Mr. Stern and Mr. Selzer, respectively purchased an additional 6,666,667 and 666,667 shares of common stock of the 2018 offering as described in Note 9.

Other

In connection with the 2018 offering of common stock, the Company incurred fees to Network 1 Financial Securities, Inc. (“Network 1”), a registered broker-dealer. The Network 1 fees and expenses comprise of approximately $659,000 paid in cash and approximately 2,470,000 common stock purchase warrants for five years at a price of $0.165 cents per share. A member of the Company’s Board of Director’s maintains a partnership with a key principal of Network 1.

The Company leases its Corporate headquarters from Bridgeworks LLC, (“Bridgeworks”), a company providing office facilities to emerging companies, principally owned by Mr. Beck and his family. Mr. Beck is Chairman, Chief Executive Officer and President of the Company. During 2018, the Company paid Bridgeworks $89,100.

In connection with a Confidential Settlement Agreement and General Release Agreement with Mr. Solomon, a former director and officer, as described below, the Company paid approximately $160,000 during the year ended December 31, 2018. Additionally, Mr. Solomon and the Company entered into an Agency Agreement dated September 13, 2017 pursuant to which Mr. Solomon agreed to be engaged as a non- exclusive sales agent for the Company’s products on an as needed basis for a term of three years in consideration of sales commissions. During the year ended December 31, 2018, the Company paid Mr. Solomon a sales commission of approximately $84,000.

2017 Transactions

Amount Due Officer and Director

In November 2016, the Company issued a note payable for $13,609 to one of its officers and a Board of Director. The note was repaid in April 2017.

Notes Payable

In January 2017, the Company issued to the Stern Trust a Senior Unsecured Note with a face value of $3,000,000, payable two years from issuance, along with aggregate of 4,500,000 shares of Common Stock, with a fair value of $1,147,500. The loan became a Note due to one of its Board of Directors upon Mr. Stern’s election in September 2017. During 2017, the Company recorded $275,000 of interest expense under the terms and conditions of the loan.

Convertible Notes Payable

On January 31, 2017, the Company entered into Conversion Agreements with Mr. Selzer, a director of the Company and Vista Associates, a family partnership pursuant to which Mr. Selzer converted $150,000 in debt plus interest into 1,753,500 shares of common stock and $40,000 of debt plus interest into 1,537,778 shares of common stock.

Purchase of Common Stock

In March 2017, Mr. Selzer, a Board of Director, purchased an additional 500,000 shares of common stock and in December 2017, Mr. Stern purchased an additional 2,000,000 shares of common stock in the capital stock offerings as described in Note 9.

Other

In connection with the Company’s ability to secure third-party financing during the year ended December 31, 2017, the Company paid Network 1 Financial Securities, Inc. (“Network 1”), a registered broker-dealer, cash fees of $710,000, issued Network 1 2,200,000 shares of common stock and provided 1,153,846 common stock purchase warrants for five years at a price of $0.143 cents per share. A member of the Company’s Board of Directors maintains a partnership with a key principal of Network 1.

The Company leases it Corporate headquarters from Bridgeworks LLC, (“Bridgeworks”), a company providing office facilities to emerging companies, principally owned by Mr. Beck and his family. Mr. Beck is Chairman, Chief Executive Officer and President of the Company. During 2017, the Company paid Bridgeworks $71,950.

Additionally, as noted above Parity provided consulting services to the Company prior to Phillip Beck becoming an executive officer. During 2017, the Company paid Parity $34,964 for consulting services.

On September 13, 2017, one of its former officers and a former director (Douglas Solomon) of the Company entered into a Confidential Settlement Agreement and General Release (the “Settlement Agreement”) pursuant to which the Offer Letter and Executive Retention Agreement entered between the Company and Mr. Solomon dated January 31, 2017 were terminated effective September 1, 2017 and Mr. Solomon resigned as Executive Director, Government Relations Enterprise Security upon execution of the Settlement Agreement. The Company agreed to pay Mr. Solomon $8,048.13 representing unused 2017 vacation entitlement and pay for one day, reimburse Mr. Solomon for all expenses consistent with the Company’s reimbursement policy and pay Mr. Solomon’s COBRA employee only benefits through September 2018 if Mr. Solomon elected to be included under such coverage. In addition, the Company acknowledged that the 20,000,000 stock options previously granted to Mr. Solomon have vested effective as of September 1, 2017. The parties also provided mutual releases from all claims, demands, actions, causes of action or liabilities. As further consideration for entering into the Settlement Agreement, Mr. Solomon and the Company entered into an Agency Agreement dated September 13, 2017 pursuant to which Mr. Solomon agreed to be engaged as a non- exclusive sales agent for the Company’s products on an as needed basis for a term of three years in consideration of sales commissions including a monthly non-refundable minimum commission to be paid for 24 months. During the year end December 31, 2017, the Company paid Mr. Solomon approximately $54,000.

NOTE 9 – STOCKHOLDERS’ EQUITY

On September 28, 2017, the stockholders of the Company approved increasing the number of authorized shares of common stock from 500,000,000 to 1,000,000,000. The Company had 478,950,996 and 403,311,988 shares issued and outstanding as of December 31, 2018 and 2017, respectively. In addition, the Company is authorized to issue 20,000,000 shares of preferred stock.

Common Stock

2018 Common Stock Transactions

●	During the year ended 2018, the Company granted approximately 2,456,000 shares of restricted stock to the non-employee Directors in connection with their compensation to serve as Board Members. The shares were valued at the fair value at the date of grant and vest quarterly. The restricted shares granted to the Board Member for compensation is for the period November 1, 2017 to October 31, 2019. Additionally, during the year ended 2018, the Company granted 2,750,000 shares of restricted stock to employees of which 2,000,000 will be vested upon achieving certain performance criteria and 750,000 will vest over a three-year period.

●	The Company also issued 456,735 shares of common stock to a service provider in satisfaction of $97,126 due for services.

●	During the year ended December 31, 2018, investors exercised 4,433,333 warrants at an average price of $0.05 cents per share on a cashless exercise basis in exchange for approximately 3,500,000 shares of common stock of the Company. Additionally, option holders exercised approximately 3,200,000 vested options at an average price of $0.13 cents for approximately 1,600,000 shares of common stock.

●	During the year ended December 31, 2018, the Company cancelled 728,448 shares of common stock in settlement of amounts due from the Multipay acquisition.

●	In August 2018, the Company entered into Subscription Agreements with accredited investors (the “August 2018 Accredited Investors”) pursuant to which the August 2018 Accredited Investors agree to purchase an aggregate of approximately 64,072,000 shares of the Company’s common stock for an aggregate purchase price of approximately $9,611,000. In connection with this private offering, the Company paid Network 1, a registered broker-dealer, a cash fee of approximately $629,000 and issued approximately 2,470,000 common stock purchase warrants valued at approximately $314,000 that are exercisable for a term of five years at an exercise price of $0.165 per share.

2017 Common Stock Transactions

●	As described in Note 6, on January 31, 2017, in connection with the issuance of a $3,000,000 Senior Unsecured Note, an aggregate of 4,500,000 shares of Common Stock was issued to the Stern Trust and the Company issued (Network 1), a registered broker-dealer, 1,200,000 shares of common stock of the Company in conjunction with its services.

●	As described in Note 6 on January 31, 2017, the Company entered into Conversion Agreements with Investors pursuant to which each Investor agreed to convert all amounts of debt accrued and payable to such person including interest under the terms of their respective financing or loan agreement as of January 31, 2017 into shares of Company common stock at $0.10 per share. The Conversion Agreements resulted in the issuance of an approximately of 84,822,000 shares of Company common stock.

●	On March 22, 2017, the Company entered into Subscription Agreements with several accredited investors (the “March 2017 Accredited Investors”) pursuant to which the March 2017 Accredited Investors agreed to purchase an aggregate of 20,000,000 shares of the Company’s common stock for an aggregate purchase price of $4,000,000. The proceeds were received in 2017. In connection with this private offering, the Company paid Network 1, a registered broker-dealer, a cash fee of $240,000 and issued Network 1 1,000,000 shares of common stock of the Company.

●	Additionally, the Company cancelled certificates for 2,500,000 shares of common stock acquired in conjunction with the purchase of certain debentures.

●	During the year ended December 31, 2017, the Company issued approximately 594,000 shares of common stock as consideration for services. The fair value of the shares, totaling approximately $140,000 was estimated based on the publicly quoted trading price and recorded as expense.

●	On December 18, 2017, the Company entered into Subscription Agreements with accredited investors (the “December 2017 Accredited Investors”) pursuant to which the December 2017 Accredited Investors agreed to purchase an aggregate of approximately 38,464,000 shares of the Company’s common stock for an aggregate purchase price of $5,000,000. In connection with this private offering, the Company agreed to pay Network 1, a registered broker-dealer, a cash fee of $350,000 and issue common stock purchase warrants valued at $181,154 to acquire 1,153,846 shares of common stock of the Company exercisable for a term of five years at an exercise price of $0.143 per share.

●	During the year ended December 31, 2017, the Company granted 15,000,000 shares of restricted stock to two executive offers which will vest upon achieving certain performance criteria.

The criteria for the 2018 and 2017 performance based restricted stock have not been met as of December 31, 2018

Warrants

●	During the year ended 2018, investors exercised 4,433,333 warrants at an average price of $0.05 cents per share on a cashless exercise basis in exchange for shares of common stock of the Company.

●	During the year ended December 31, 2017, the Company issued 1,153,846 warrants in connection with the issuance of approximately 38,461,500 shares of common stock at an exercise price of $.143 per share for a period of five years.

●	During the year ended December 31, 2017, an investor exercised 528,000 warrants at $0.05 cents for an aggregate price of $26,400 in exchange for shares of common stock of the Company.

●	On February 22, 2017, the Company entered the “February 22, 2017 Agreement”) with a holder of certain debentures that represented final and full payment of all amounts owed under these debentures which included debt with a face value of $300,000, accrued interest of approximately $31,000, and cancellation of 3,600,000 warrants. See Note 6.

The following is a summary of the Company’s warrant activity for the years ended December 31, 2018 and 2017:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding at January 1, 2017	51,138,697	$0.11	2.8 Years
Granted	1,153,846	$0.14	5.0 Years
Exercised/Cancelled	(4,128,000)	$0.08
Outstanding at December 31, 2017	48,164,543	$0.11	2.9 Years
Granted	2,470,267	$0.14	5.0 Years
Exercised/Cancelled	(4,333,333)	$0.05	—
Outstanding at December 31, 2018	46,201,477	$0.08	1.9 Years

Stock Options

The Company has adopted the Ipsidy Inc. 2014 Equity Compensation Plan and the 2017 Incentive Stock Plan. The Company has no other stock options plans in effect as of December 31, 2018.

On November 21, 2014, our Board of Directors authorized the Ipsidy Inc. Equity Compensation Plan (the “2014 Plan”). On September 28, 2017, the shareholders of the Company approved the 2017 Incentive Stock Plan (“2017 Incentive Plan”). The following is a summary of principal features of the 2014 Plan and the 2017 Incentive Plan. The summaries, however, does not purport to be a complete description of all the provisions of each plan.

The 2014 Plan covers 25,000,000 shares of common stock and the 2017 Incentive Plan covers 70,000,000 shares of common stock. Both Plans are administered by the Compensation Committee.

The terms of Awards granted under the plans shall be contained in an agreement between the participant and the Company and such terms shall be determined by the Compensation Committee consistent with the provisions of the applicable plan. The terms of Awards may or not require a performance condition in order to vest the equity comprised in the relevant Award. The terms of each Option granted shall be contained in a stock option agreement between the optionee and the Company and such terms shall be determined by the Compensation Committee consistent with the provisions of the applicable plan

The Company has also granted equity awards that have not been approved by security holders.

2018 Stock Option Issuances

●	During the year ended December 31, 2018, the Company granted options to acquire 6,220,000 shares of common stock to ten employees and one non-employee of which 970,000 are exercisable at an average price of $0.12, 3,250,000 options are exercisable at an average price of $0.22 per share, and 2,000,000 are exercisable at $0.25 per share. The options have a term of ten years, were granted at fair market value at the date of grant .and vest over three years. The grant date fair value of the options totaled approximately $962,000, which will be charged to expense over the three-year vesting term of which approximately $231,000 was related to non-employees.

2017 Stock Option Issuances

●	In connection with the engagement of the CEO and Chief Financial Officer (“CFO”) on January 31, 2017, the Company granted the CEO and CFO stock options to acquire 15,000,000 shares and 5,000,000 shares of common stock of the Company respectively at an exercise price of $0.10 per share for a period of ten years. Further, the Company has entered into Restricted Stock Purchase Agreements with the CEO and CFO in which they were provided 15,000,000 shares and 5,000,000 shares of common stock at a per share price of $0.0001, which shares of common stock vest upon achieving a performance threshold which has not been achieved at December 31, 2018.

●	Additionally, the Company granted two employee stock options to acquire 1,250,000 shares of common stock at an exercise price representing fair value at the time of grant.

The Company determined the grant date fair value of the options granted during the years ended December 31, 2018 and 2017 using the Black Scholes Method and the following assumptions:

	2018	2017
Expected Volatility	79.0% to 93.0%	79.0% to 93.0%
Expected Term	2.5 – 5.9 Years	2.5 – 5.9 Years
Risk Free Rate	2.42% – 3.00%	1.16% to 1.49%
Dividend Rate	0.00%	0.00%

Activity related to stock options for the years ended December 31, 2018 and 2017 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term (Yrs.)	Aggregate Intrinsic Value

Outstanding as of January 1, 2017	86,925,000	$0.21	8.7	$7,698,650
Granted	21,250,000	$0.11	10.0	$7,475,000
Forfeited	(4,966,669)	$0.08	—	$—
Outstanding as of December 31, 2017	103,208,331	$0.19	9.5	$10,023,400
Granted	6,220,000	$0.22	10.0	$2,868,750
Exercised	(3,174,992)	$0.13	—	$—
Outstanding as of December 31, 2018	106,253,339	$0.20	8.3	$11,457,291
Exercisable as of December 31, 2018	92,925,694	$0.20	7.4	$3,316,208

The following table summarizes stock option information as of December 31, 2018:

Exercise Price	Outstanding	Weighted Average Contractual Life (Yrs.)	Exercisable
$0.0001	3,500,000	6.8	3,500,000
$0.05	32,783,339	7.6	28,314,583
$0.1	27,200,000	7.8	24,977,778
$0.12	970,000	9.8	—
$0.13	250,000	8.8	83,333
$0.15	2,800,000	6.9	2,800,000
$0.22	2,750,000	9.0	750,000
$0.25	2,500,000	8.9	500,000
$0.26	500,000	9.3	—
$0.29	1,000,000	8.3	—
$0.4	1,000,000	7.2	1,000,000
$0.45	31,000,000	6.9	31,000,000
		7.4
	106,253,339		92,925,694

As of December 31, 2018, there was approximately $1,138,000 and $183,000 of unrecognized compensation costs related to employee stock options and non-employee stock options, respectively, outstanding which will be recognized in 2019 through 2021. The company will recognize forfeitures as they occur. Stock compensation expense for the years ended December 31, 2018 and 2017 was approximately $2,430.000 and $5,651,000, respectively.

The criteria for the 2018 and 2017 performance based restricted stock have not been met as of December 31, 2018.

NOTE 10 – DIRECT FINANCING LEASE

In September 2016, the Company and an entity in Colombia entered into a rental contract for the rental of 78 kiosks to provide cash collection and fare services at transportation stations. The lease term commenced in May 2017 when the kiosks were installed and operational. The term of the rental contract is ten years at an approximate monthly rental of $11,900. The lessee has the option at the end of the lease term to purchase each unit for approximately $40. The term of the lease approximates the expected economic life of the kiosks. As such, the lease was accounted for as a direct financing lease.

The Company has recorded the transaction at its net investment in the lease and will receive monthly payments of $11,856 before estimated executory costs, or $142,272, annually, to reduce investment in the lease and record income associated with the related amount due. Executory costs are estimated to be $1,677 month and initial direct costs are not considered significant. The transaction resulted in incremental revenue in the years ended December 31, 2018 and 2017 of approximately $69,400 and $74,700, respectively.

The equipment under the capital lease is valued at approximately $748,000. At the inception of the lease term, the aggregate minimum future lease payments to be received is approximately $1,422,000 before executory cost. Unearned income is recorded at the inception of this lease was approximately $474,000 and will be recorded over the term of the lease using the effective income rate method. Future minimum lease payments to be received under the lease for the next five years and thereafter are as follows:

Year Ending December 31,
2019	$122,148
2020	122,148
2021	122,148
2022	122,148
2023	122,148
Thereafter	285,012
895,752
Less deferred revenue	(276,989)
Net investment in lease	$618,763

NOTE 11 – LEASE OBLIGATION PAYABLE

The Company entered into a lease in March 2017 for the rental of its printer for its secured plastic and credential card products business under an arrangement that is classified as a capital lease. The leased equipment is amortized on a straight line basis over its lease term including the last payment (61 payments) which would transfer ownership to the Company. Total amortization related to the lease equipment as of December 31, 2018 is $58,934. The following is a schedule showing the future minimum lease payments under capital lease by year and the present value of the minimum lease payments as of December 31, 2018. The interest rate related to the lease obligation is 12% and the maturity date is March 31, 2022. Future cash payment related to this capital lease are as follow for the calendar years ending from 2019-2022.

2019	$43,096
2020	43,096
2021	43,096
2022	10,774
Total minimum lease payments	140,062

Less: Amount representing interest	(24,554)

Present value of minimum lease payments	$115,508

NOTE 12 – INCOME TAXES

The Company accounts for income taxes in accordance with ASC 740 which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim period, disclosure and transition. There were no unrecognized tax benefits as of December 31, 2018 and 2017.

The Company’s loss before income taxes from US and Foreign sources for the years ended December 31, 2018 and 2017, are as follows:

	2018	2017
United States	$(8,775,452)	$(15,488,668)
Outside United States	(1,221,919)	(1,964,180)
Loss before income taxes	$(9,997,371)	$(17,452,848)

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and the Company’s effective tax rate for financial statement purposes for the years ended December 31, 2018 and 2017:

	2018	2017
US Federal Statutory Tax Rate	21.00%	34.00%
State taxes	4.35%	3.63%
Permanent items	—	(5.94%)
Amortization of Discount - APIC	—	2.04%
NOL True-Ups	(2.48%)	(2.78%)
Change in tax rates	—	(23.88%)
Change in valuation allowance	(27.82%)	(7.07%)

	0.00%	0.00%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities as of December 31, 2018 and 2017 are summarized as follows:

	2018	2017
Deferred Tax Assets
Net Operating Loss	$5,981,004	$4,305,729
Stock Options	5,890,565	5,276,885
Charitable Contributions	1,267	1,267
Basis Difference in Intangible Assets	99,296	39,125
Basis Difference Fixed Assets	5,096	—
Accrued Payroll	42,939	97,127
Valuation Allowance	(11,983,078)	(9,559,975)
Total Deferred Tax Asset	37,089	160,158

Debt Discounts	(27,086)	(115,553)
Debt Issuance Costs	(10,003)	(42,667)
Basis Difference Fixed Assets	—	(1,938)
Total Deferred Tax Liability	(37,089)	(160,158)

Net Deferred Tax Asset	$—	$—

As of December 31, 2011, the Company has available federal net operating loss carry forward of $19.9 million and state net operating loss carry forwards of $19.9 million, the most significant of which expire from 2020 until 2037. Additionally, the Company has income tax net operating loss carryforwards related to our international operations which have an indefinite life.

The Company assess the recoverability of its net operating loss carry forwards and other deferred tax assets and records a valuation allowance to the extent recoverability does not satisfy the “more likely than not” recognition criteria. The Company continues to maintain the valuation allowance until sufficient positive evidence exists to support full or partial reversal. As of December 31, 2018 the Company had a valuation allowance totaling $12.0 million against its deferred tax assets, net of deferred tax liabilities, due to insufficient positive evidence, primarily consisting of losses within the taxing jurisdictions that have tax attributes and deferred tax assets.

The Tax Cuts and Jobs Act of 2017 was signed into law on December 22, 2017. The law included significant changes to the US Corporate income tax system, including a Federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation and the transition of US international taxation from a worldwide tax system to a territorial tax system. As the Company is not currently a taxpayer due to ongoing operating losses, the impact on the financial statements is not material. We have reflected the lower rates in the calculation above in the December 31, 2018 information.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time the Company is a party to various legal or administrative proceedings arising in the ordinary course of our business. While any litigation contains an element of uncertainty, we have no reason to believe that the outcome of such proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

Executive Compensation

As of December 31, 2018, the Company had employment agreements with certain key members of the management team providing base salary amounts and provisions for stock compensation, cash bonuses and other benefits to be granted at the discretion of the Board of Directors.

As of January 31, 2017, the Company made certain changes to the management team and its Board of Directors and entered into Executive Retention Agreements with four members of the management team. The Executive Retention Agreements include provisions for base salary, bonus amounts upon meeting certain performance milestones, severance benefits for involuntary termination from a change in control or other events as defined in their respective agreements. Additionally, the vesting of certain awards could be accelerated upon a change in control (as defined).

Operating Leases

The Company leases approximately 2,100 square feet of office space in Plantation, Monthly at an approximate rate of $2,700 per month with a 3% increase on each annual anniversary. The company will be responsible for their respective share of building expenses. The lease extends to August 2020.

Additionally, the Company leased office spaces in Long Beach, New York at a monthly rent of $7,425. The lease can be terminated on 30 day’s notice.

In October 2018, the Company a sublease entered into an office lease in Alpharetta, Ga. for approximately $3,800 per month through March 31, 2020 or through the termination of the master lease.

In addition, the Company is party to operating leases for its office location and warehouse in Colombia. In April 2017, MultiPay S.A.S. entered into a new office lease beginning April 22, 2017 for two years. The new lease cost is approximately $9,000 per month with an inflation adjustment after one year. The lease was extended for one additional year. Furthermore, the Company leases an apartment at approximately $1,700 a month

The Company also leases space for its operation in South Africa. The current lease is through June 30, 2022 and the approximate monthly rent is $8,000.

Rent expense for the years ended December 31, 2018 and 2017 was approximately $381,000 and $360,000 respectively.

The following is a schedule, by years, of the future minimum lease payments required under non-convertible operating leases as of December 31, 2018.

2019	$289,000
2020	183,500
2021	92,400
2022	46,200
Total	$611,100

The Company has entered an agreement with a facial recognition software company for the grant of a perpetual license for commercial use (unless terminated for breach by either party). The initial payment under the license of $120,000 was paid in 2018 with two additional installments due on the first and second anniversary of the Effective Date of the arrangement amounting to $80,000 and $40,000, respectively. Additionally, the Company has an agreement with an identity consulting organization to provide services through September 30, 2019 at a rate of $15,000 per month.

NOTE 14 – SEGMENT INFORMATION

General information

The segment and geographic information provided in the table below is being reported consistent with the Company’s method of internal reporting. Operating segments are defined as components of an enterprise for which separate financial information is available and which is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM regularly reviews net revenue and gross profit by geographic regions. The Company products and services operate in two reportable segments; identity management and payment processing.

Information about revenue, profit/loss and assets

The CODM evaluates performance and allocates resources based on net revenue and operating results of the geographic region as the current operations of each geography are either primarily identity management or payment processing. Identity management revenue is generated in North America and Africa and payment processing is earned in South America which are the three geographic regions of the Company. We have included the lease income in payment processing are the leases are related to unattended ticking kiosks.

Long lived assets are in North America, South America and Africa. Most assets are intangible assets recorded from the acquisition of MultiPay (South America) in 2015 and FIN Holdings (North America and Africa) in 2016. Assets for North America, South America and Africa amounted to approximately $7.4 million, $.8 million and $2.1 million respectively of which $4.9 million, $.2 million and $1.6 million related to goodwill as of December 31, 2018.

Analysis of revenue by segment and geographic region and reconciliation to consolidated revenue, gross profit, and net loss are provided below. The Company has included in the schedule below an allocation of corporate overhead based on management’s estimate of resource requirements.

	Year Ended December 31,
	2018	2017
Net Revenues:
North America	$1,941,866	$518,023
South America	476,234	394,320
Africa	1,410,893	1,391,263
	3,828,993	2,303,606

Identity Management	3,352,759	1,909,286
Payment Processing	476,234	394,320
	3,828,993	2,303,606

Loss From Operations
North America	(1,959,125)	(2,672,161)
South America	(6,540,029)	(8,300,967)
Africa	(824,065)	(1,035,987)
	(9,323,219)	(12,009,115)

Identity Management	(2,783,190)	(3,708,148)
Payment Processing	(6,540,029)	(8,300,967)
	(9,323,219)	(12,009,115)

Gain (loss) on derivative liability	—	(4,106,652)
Interest Expense	(757,801)	(1,337,081)
Other income/(expense)	83,649	0

Loss before income taxes	(9,997,371)	(17,452,848)

Income tax expense	(30,242)	(28,781)

Net loss	$(10,027,613)	$(17,481,629)

Up to 100,000,000 Shares

Common Stock

P R O S P E C T U S

August 5, 2019